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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

ALLSTATE LIFE INSURANCE COMPANY
(Exact name of registrant as specified in its charter)

Illinois (State of Incorporation)	36-2554642 (I.R.S. Employer Identification Number)
3100 Sanders Road, Northbrook, Illinois (Address of principal executive offices)	60062 (Zip Code)

Registrant's telephone number, including area code: (847) 402-5000

Securities to be registered pursuant to Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $227.00 per share.

ii

Item 1. Business.

        Allstate Life Insurance Company was organized in 1957 as a stock life insurance company under the laws of the State of Illinois. It conducts substantially all of its operations directly or through wholly owned U.S. subsidiaries. In this document, we refer to Allstate Life Insurance Company as "Allstate Life," and to Allstate Life and its wholly owned subsidiaries as the "Allstate Life Group" or the "Company."

        Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the State of Illinois. All of the outstanding stock of Allstate Insurance Company is owned by The Allstate Corporation, a publicly owned holding company incorporated under the laws of the State of Delaware. The Allstate Corporation, together with its subsidiaries, is the second largest personal property and casualty insurer in the United States on the basis of 2000 statutory premiums earned. Widely known through the "You're In Good Hands With Allstate®" slogan, The Allstate Corporation, through its subsidiaries, provides insurance products to more than 14 million households and has approximately 13,000 exclusive agents in the U.S. and Canada. In this document, we refer to The Allstate Corporation and its consolidated subsidiaries as the "Parent Group."

        The Parent Group has four business segments, one of which is Allstate Financial. Allstate Financial, which is not a separate legal entity, is composed of the Allstate Life Group together with other Parent Group subsidiaries that are not part of the Allstate Life Group. In addition to being one of the Parent Group's business segments, the name Allstate Financial has also been used from time to time to refer collectively to the Allstate Life Group, the Allstate Bank and other Parent Group subsidiaries. This document describes the Allstate Life Group. It does not describe the entire group of companies that form the Allstate Financial segment of the Parent Group.

        The Allstate Life Group has two business segments: Retail and Structured Financial Products. Our Retail segment markets primarily retirement and protection products through a variety of distribution channels including Allstate agencies, independent agents and broker/dealers, other financial services firms and direct marketing. Our Structured Financial Products segment distributes a range of products including funding agreements, guaranteed investment contracts and structured settlement annuities either directly or indirectly through financial intermediaries, consultants and brokers to sponsors of qualified defined contribution retirement plans, other institutional buyers, and to buyers seeking specialized long term immediate annuities.

COMPANY STRATEGY

        Our strategic intent is to become a dominant provider of retirement and protection solutions to targeted groups of U.S. consumers. We intend to implement our strategy as follows:

  •
  Become more consumer centric: Consumer centric principles encompass communications, product design and customer interaction, experience and support. We intend to improve our understanding of our target markets through consumer research and employ the resulting consumer insights to develop consumer centric programs that address the varying needs of our targeted consumer segments—
  •
  Middle-income consumers with retirement needs

  •
  Affluent, relationship-oriented consumers with retirement needs

  •
  Moderate-income consumers with family protection needs.
  •
  Extend the Allstate brand: We intend to take advantage of the high consumer awareness and recognition that the Allstate brand enjoys. Our objectives are to extend the brand essence from property and casualty insurance to financial security; deepen relationships with existing customers of the Parent Group through a broader range of products and services; and continue to forge strategic alliances to reach a wider audience and accelerate the brand expansion.

  •
  Broaden and strengthen product distribution: We are committed to a multi-channel distribution strategy. By focusing our resources on our more productive or profitable distribution channel partners, we believe we can efficiently create additional points of access for new customer relationships.

  •
  Invest in technology for accessibility: We are committed to extending technology beyond the back office to consumers and distribution channel partners. By providing an integrated flow of information, we seek to enhance relationships, improve the efficiency of our distribution network and increase market intelligence.

  •
  Expand our structured financial products business: We plan to further leverage the Allstate brand and our financial strength ratings to increase scale by developing and emphasizing new products that capitalize on our investment and risk management strengths.

  •
  Simplify our business operations to improve profitability: We intend to gain strategic and operational efficiency through the streamlining of our business processes.

        We are committed to building a high performance organization. We intend to grow the Allstate Life Group through a combination of organic growth, and selective acquisitions and alliances.

        A discussion of our two business segments, Retail and Structured Financial Products, including a discussion of the components of our strategy applicable to each segment, follows.

        Segment Financial Information.    For financial information about our segments, including statutory premiums and deposits by product line for the last three fiscal years, see the "Retail 2001 Highlights" and "Structured Financial Products 2001 Highlights" sections of our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 15 to the 2001 Consolidated Financial Statements.

RETAIL SEGMENT

Strategy

        We intend to pursue the Company's strategy stated above to position our Retail segment as a leader in providing retirement and protection solutions for the retail market. In connection with this strategy, we plan to use our market research capabilities to develop innovative, consumer driven product solutions for our target markets. Our Parent Group already has strong relationships with the consumer markets identified above. By targeting these consumers, we are aiming at a customer base that already knows and relies on Allstate and that we already know and serve. To extend the Allstate brand, we plan to introduce additional products to the Allstate brand proprietary distribution channel, extend the Allstate brand to the non-proprietary distribution channels, and focus our advertising to broaden consumer awareness of the range of products offered under the Allstate brand.

Products

        Our Retail segment markets a broad range of insurance products that we call "protection" products and a broad range of retirement products. Our Retail segment continues to develop new versions of its products to satisfy evolving consumer needs. By developing and offering a variety of products, we believe we can position our Retail segment to compete in various stock market and interest rate environments and to address the changing needs of our targeted customer groups. We believe that demographic trends, including the aging of the American population, will continue to support increased consumer demand for protection and retirement products.

        The principal products offered by our Retail segment include:

Protection	Retirement
Life Insurance	Investment Contracts
Traditional	Fixed annuities
Term life	(including market
Whole life	value adjusted and
Credit life	equity-indexed
Interest-sensitive life	annuities)
Universal life	Variable annuities*
Variable life*	Immediate annuities
Variable universal life*
Single premium life
Other Insurance
Long-term care Accidental death Hospital indemnity Credit disability * — Separate Accounts products

Separate Accounts and General Account

        The assets and liabilities relating to variable annuities and variable life products are legally segregated and reflected as assets and liabilities of the Separate Accounts of the issuing insurer in the financial statements of the Allstate Life Group's members. Assets in the Separate Accounts are only available for the benefit of the holders of variable annuities and variable life products and are not available to other creditors or policyholders with a claim solely against the general account assets of an insurance company. Absent a provision in the contract for a guaranteed minimum return or account value upon death or annuitization, the contract holder of a variable product bears the investment risk that the funds in the Separate Accounts may not meet their stated investment objectives. The assets and liabilities relating to variable products issued with fixed fund options are divided between the applicable Separate Accounts for the variable portion of the product and the general account for the fixed portion of the product.

        The assets and liabilities relating to our non-variable life insurance and annuity products, including any minimum guarantees of Separate Accounts products, are reflected in the general account of Allstate Life or the applicable subsidiary insurance company.

Distribution

        Our Retail segment primarily distributes products through four distribution channels: Allstate agencies, independent agent broker/dealers including master brokerage agencies, financial services firms, and direct marketing. This multi-channel distribution strategy results in a broader distribution network and increased operating flexibility while still allowing us to focus our marketing. Our Retail segment has been expanding the distribution of its products by increasing cross sales to existing customers of its personal property and casualty affiliates and by driving increased sales activity through stronger wholesaling efforts, such as to independent agents, broker/dealers and financial services firms.

Allstate Agency Channel

        Through the Allstate agency channel, our Retail segment uses exclusive agents and exclusive financial specialists to distribute its protection and retirement products. In some rural areas, the Allstate agency channel also utilizes independent agents to distribute products.

        Historically, the Allstate exclusive agencies focused primarily on the sale of our personal property and casualty products such as auto and homeowners insurance, and exclusive financial specialists, previously called life specialists, on the sale of our traditional life insurance products. More recently, we have begun to integrate these sales forces and are seeking to substantially increase cross sales of our protection and retirement products to customers who have already purchased one or more of our personal property and casualty products, such as auto or homeowners insurance.

        As part of this initiative, we now require exclusive financial specialists to have the "Personal Financial Representative" or PFR designation and any new Allstate exclusive agent that we appoint to become a PFR within 15 months after his or her appointment. We also encourage our existing Allstate exclusive agents to earn this designation. Each PFR earns the designation by completing an education curriculum and obtaining the licenses required to sell products such as variable annuities and variable life insurance. Almost half of the Allstate exclusive agents were PFRs at the end of 2001.

        PFRs help their customers with retirement and protection products. They offer our portfolio of insurance and investment products, long-term care products and a preferred group of nonproprietary mutual fund product families to their customers. Frequently, exclusive financial specialists with the PFR designation team up with exclusive agents who are more focused on the sale of auto and homeowners insurance. Together, they are qualified to sell a wide range of products to our customers.

        The Allstate agency channel primarily serves middle-income consumers with retirement and protection needs and moderate-income consumers with family protection needs. The products distributed through this channel include term life insurance, whole life, universal life and variable universal life insurance, fixed annuities, variable annuities, immediate annuities, long-term care insurance and nonproprietary mutual funds.

Independent Agents and Broker/Dealers Channel

        Our Retail segment also distributes products through independent agents including master brokerage agencies and registered representatives of independent broker/dealers. Products distributed through independent agents include term life insurance, whole life, universal life and single premium life insurance, fixed annuities, variable annuities, immediate annuities and long-term care products. Products distributed through registered representatives of independent broker/dealers include variable annuities and variable universal life insurance. In this channel, we are targeting affluent, relationship-oriented consumers and middle-income consumers with retirement and protection needs.

Financial Services Firms Channel

        Through various investment management firms and banks across the country, our Retail segment targets affluent, relationship-oriented consumers and middle-income consumers who want assistance in investing for retirement. The products that we distribute through these financial services firms include fixed annuities, variable annuities, immediate annuities, variable life insurance and single premium life insurance products. We have established distribution arrangements with a number of unrelated third-party financial services firms including Putnam Investments LLC and Morgan Stanley DW Inc.

Direct Marketing Channel

        Our Retail segment also uses direct marketing techniques such as telemarketing and direct mail. Through direct marketing, our Retail segment primarily distributes term life insurance, accidental death and hospital indemnity products to moderate-income consumers who have family protection needs.

        The following table lists our Retail segment's primary protection and retirement products, the major distribution channels for these products and the targeted customer segment.

Distribution Channel	Primary Products	Targeted Customers
Allstate Agency	Term life insurance Whole life insurance Universal life insurance Variable universal life insurance Immediate annuities Long-term care	Middle-income consumers with retirement and protection needs and moderate-income consumers with family protection needs

Distribution Channel	Primary Products	Targeted Customers
Independent Agents	Term life insurance Whole life insurance Universal life insurance Single premium life Fixed annuities Variable annuities Immediate annuities Long-term care	Affluent, relationship-oriented consumers and middle-income consumers with retirement and protection needs
Independent Broker/ Dealers	Variable annuities Variable universal life insurance
Financial Services Firms—		Affluent, relationship-oriented consumers and middle-income consumers with retirement needs
• Putnam Investments LLC	Variable annuities
• Morgan Stanley DW Inc.	Fixed annuities Variable annuities Immediate annuities Variable life insurance
• Other Investment Management Firms	Variable annuities Variable life insurance
Banks	Fixed annuities Variable annuities Single premium life insurance Variable life insurance	Middle-income consumers with retirement needs
Direct Marketing	Term life insurance Credit life insurance Accidental death Hospital indemnity Credit disability Variable annuities	Moderate-income consumers with family protection needs

Underwriting and Pricing

        Our Retail segment underwrites based on detailed and uniform policies and procedures to assess and quantify the risk of each applicant. Our Retail segment may require medical examinations and, in some cases, it may order attending physicians' statements and consumer investigative reports.

        Our life insurance policies generally provide us with the flexibility to adjust charges and credits to reflect changes from expected mortality and expense experience or higher or lower investment returns. However, this flexibility is limited by contractual maximum charges, contractual minimum credits and state regulatory limits on increasing charges after a policy is issued.

        Our Retail segment prices new products to achieve a target return on required capital based on assumptions regarding mortality, expenses, investment return, persistency, required reserves and capital. We have developed these assumptions based on reviews of our experience. We periodically revise inforce products through non-guaranteed charges or credits as permitted by contract and state law and regulation.

Reinsurance

        We use reinsurance as a means of transferring mortality risk to external reinsurers as well as among the Allstate Life Group companies. As of December 31, 2001 the Allstate Life Group retained a maximum risk of $2 million on each insured life. The primary uses of reinsurance include ceding amounts greater than the $2 million retention limit, proportional sharing of some term insurance policies with external reinsurance pools, and catastrophe reinsurance which limits overall life insurance losses as a result of catastrophic events.

        For more information on reinsurance, see Note 9 to the 2001 Consolidated Financial Statements and the "Reinsurance Recoverable" section of our "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reserves

        We compute reserves for life-contingent contract benefits, mostly for term life and whole life policies, on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions generally vary by such characteristics as type of coverage, issue age, year of issue, and policy duration.

        Contractholder funds arise from the issuance of policies and contracts that include an investment component, including most fixed annuities and interest-sensitive life policies. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, death benefits, mortality charges, net Separate Accounts transfers and administrative expenses.

        Separate Accounts liabilities, for example under variable annuity contracts and variable life policies, represent the contractholders' claims to the related assets and are carried at the fair value of the assets.

        The establishment of reserve and contractholder fund liabilities in recognition of our future benefit obligations under life and annuity policies and other products is discussed in Notes 2 and 8 to the 2001 Consolidated Financial Statements and in the

"Reserves for Life Contingent Contract Benefits" and "Reserves for Contractholder Funds" sections of our "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Competition

        To further our competitive position in the rapidly growing and changing market for retirement and protection products, we focus on consumer-centric product development, our relationships with well-known mutual fund managers and our strong distributor relationships.

        Our Retail segment competes principally on the basis of:

    •
    the scope of its distribution systems;

    •
    the breadth of its product offerings;

    •
    the recognition of the Allstate brand name;

    •
    its financial strength;

    •
    its product features and price; and

    •
    the level of customer service that it provides.

        In addition, with respect to variable life and variable annuity products, our Retail segment competes on the basis of the variety of choices of funds and the management and performance of those funds within the Separate Accounts.

        The life insurance and annuity market continues to be highly fragmented and competitive. As of December 31, 2001, there were approximately 800 groups of life insurance companies in the United States, most of which offered one or more products similar to those offered by the Allstate Life Group and many of which used similar marketing techniques. Based on information contained in statements filed with state insurance departments, in 2000 approximately 46.0% of the life insurance and annuity statutory premiums and deposits were written by 15 insurance company groups, including the Allstate Life Group. According to the same sources, as of December 31, 2000, the Allstate Life Group ranked 11th based on ordinary life insurance inforce and 22nd based on statutory admitted assets. Banks and savings and loan associations in some jurisdictions compete with us in the sale of life insurance products. In addition, because some life insurance and investment products include a savings or investment component, our competitors also include securities firms, investment advisors, mutual funds, banks and other financial institutions.

        Our Retail segment is facing increased competition. This is due, in part, to demutualization and consolidation activity in the financial services industry, which among other things provides our competitors with improved access to capital markets and increased economies of scale. We expect this competitive environment to continue.

STRUCTURED FINANCIAL PRODUCTS SEGMENT

Strategy

        One of our key strategies is to expand our Structured Financial Products segment to increase operating income and to further diversify the Allstate Life Group's risk profile. To achieve this, our Structured Financial Products segment distributes products that complement our consumer offerings and leverage the Allstate brand name and our investment and risk management strengths. Our strategy for the Structured Financial Products segment is to follow a prudent and controlled plan emphasizing growth in its spread-based operations using a disciplined investment and risk management approach. This includes maintaining strict underwriting standards, controlling product design and optionality, and following disciplined pricing and asset/liability management standards.

Products

        Our Structured Financial Products segment offers a variety of spread-based products and fee-based products to sponsors of qualified defined contribution retirement plans, to other institutional buyers, and to buyers seeking specialized long-term immediate annuities. Products that are designed to generate income based on a spread between investment returns on the supporting assets and the guaranteed returns provided to customers on the funds deposited with us are called spread-based products. Products that are designed to generate income based on various customer fees or charges are called fee-based products. Spread-based products provide a guaranteed rate of return to the customer. Some fee-based products provide customers with a limited guarantee.

        The principal spread-based products offered by our Structured Financial Products segment include:

  •
  General account guaranteed investment contracts (GICs)

  •
  Funding agreements (including funding agreements backing medium-term note programs and funding agreements sold to money managers)

  •
  Structured settlement annuities

  •
  Immediate annuities

        The principal fee-based products offered by our Structured Financial Products segment are synthetic GICs.

Spread-Based Products

        Among its spread-based products, our Structured Financial Products segment offers fund accumulation-type products consisting of general account GICs and funding agreements. General account GICs are group annuity contracts, with a stated maturity, that pay a guaranteed rate of return. GICs are marketed to sponsors and managers of tax-qualified retirement plans such as 401(k) plans. The guaranteed rate of return on GICs can be a fixed rate or a floating rate based on an external market index.

        Funding agreements are insurance contracts that pay a guaranteed rate of return. Funding agreements are not tax-qualified insurance contracts and are issued to special purpose entities and a wide range of corporations, mutual funds and other institutional investors. Funding agreements usually have stated maturities. Some funding agreements with stated maturities may be renewed by mutual agreement. The guaranteed rate of return can be a fixed rate or a floating rate based on an external market index. A portion of our Structured Financial Products segment's funding agreements also has put and call features.

        Our Structured Financial Products segment distributes GICs and funding agreements primarily to retirement plan sponsors and other institutional buyers. We market GICs primarily to pension plan sponsors as an investment within their tax-qualified defined contribution retirement plans. We market funding agreements both in the United States and in various international markets to special purpose entities and a variety of institutional money management firms that may also include retirement plan funds. Approximately 80% of funding agreement sales is to special purpose entities that then issue medium-term notes with terms similar to those of the funding agreement for sale to investors who want to purchase debt obligations. The strength of the GIC and funding agreement markets is dependent on capital market conditions. As a result, sales through this channel can vary widely from one fiscal quarter to another.

        Structured settlement annuities, another type of spread-based product, are generally used in place of lump sum awards in court cases, or in settlement of property and liability claims that, in most cases, arise from personal injury lawsuits. These annuities are customized long-term immediate annuities used to provide ongoing periodic payments to a claimant instead of a lump sum settlement. The two most common types of structured settlement annuities are straight life, which makes payments for the life of the annuitant; or period-certain, which makes payments for a specific period. Our Structured Financial Products segment markets structured settlement annuities to buyers responsible for funding these settlements.

        Immediate annuities are also are a principal type of spread-based product marketed by our Structured Financial Products segment. Immediate annuities generally provide a series of payments over time in exchange for a single initial payment. The series of payments generally begins no later than one annuity period after the date on which the annuity was purchased. Our Structured Financial Products segment distributes individual immediate annuities with a maturity greater than seven years through independent agents.

Fee-Based Products

        Our Structured Financial Products segment's fee-based products consist primarily of synthetic GIC contracts, which are off-balance sheet obligations of the Company that provide limited guarantees related to specific investment portfolios owned by qualified retirement plans. These contracts are purchased as a substitute for general account GICs and provide guarantees under limited circumstances of payments related to plan participant withdrawals. We derive earnings on these products from expense, risk and profit charges, which are assessed on the basis of assets under management. Fee-based products provide relatively stable revenues and have lower capital requirements than do spread-based products.

Distribution

        Our Structured Financial Products segment distributes its products either directly to institutional buyers or indirectly through financial intermediaries, consultants and brokers. General account and synthetic GICs are marketed directly to plan sponsors, or to specialty investment managers who represent plan sponsors. Funding Agreements are marketed either directly, or through specialized brokers, or through investment banks to a variety of institutional money management firms including retirement plan funds. Structured settlement annuities are marketed through a small group of specialty brokers. Approximately 20% of our Structured Financial Products segment's structured settlement annuities originate with cases referred from the Parent Group's personal property and casualty business. Immediate annuities are marketed to affluent, relationship-oriented customers through independent agents.

        Our Structured Financial Products segment has an experienced sales staff that develops and maintains relationships with target customers, financial intermediaries, consultants and brokers. Its consistent market presence has created strong and valuable relationships with a large segment of the customer base.

        The following table summarizes our Structured Financial Products segment's primary distribution methods, primary products and the target customers for these products.

Distribution Method	Primary Products	Targeted Customers
Direct or through specialty investment managers who represent plan sponsors	General account and synthetic GICs	Qualified defined contribution retirement plan sponsors

Distribution Method	Primary Products	Targeted Customers
Direct or through specialized brokers or investment banks	Funding agreements (including funding agreements backing medium-term note programs and funding agreements sold to money managers)	Special purpose entities, institutional money management firms and other institutional buyers (domestic and international)
Specialty brokers	Structured settlement annuities	Buyers seeking specialized long term immediate annuities (typically entities required to fund, or recipients of, large claim or litigation settlements)
Independent agents	Immediate annuities	Affluent relationship oriented customers

Underwriting, Pricing, and Risk Management

        Risk management is a particularly important aspect of the business of our Structured Financial Products segment because of the significant guarantees provided as part of its spread-based product offerings. To facilitate risk management and comply with legal requirements, the assets supporting these spread-based products are segregated and managed in a manner distinct from the rest of the general account of Allstate Life or the applicable subsidiary. Our Structured Financial Products segment's risk management strategy is based on:

  •
  managing interest rate exposure by closely matching the relative sensitivity of asset and liability values to interest rate changes when feasible—in other words, controlling the "duration match" of assets and liabilities, often by using financial derivatives;

  •
  using sophisticated systems and processes to project expected cash flows for assets and liabilities and to measure the sensitivity of asset and liability cash flows to interest rate changes;

  •
  writing contracts that primarily have a predictable maturity structure and do not have credit event triggers, cross-default acceleration clauses or premature surrender or redemption provisions;

  •
  monitoring any withdrawal activity in each contract to detect deviations from expected cash flows; and

  •
  establishing working groups with representatives from our Retail segment and other units within the Parent Group to facilitate interaction among investment, sales, risk, financial and pricing management.

        Underwriting is most significant for structured settlement annuities, immediate annuities, general account GICs and synthetic GICs. Structured settlement annuities and immediate annuities are underwritten using recent mortality experience and an assumption of continued improvement in annuitant longevity. General account GICs and synthetic GICs are underwritten as part of developing pricing proposals for new contracts. Our Structured Financial Products segment's underwriters evaluate the likely variance from expected cash flows due to plan participants reallocating assets from the "stable value" option of their defined contribution plan to other investment options and for benefit payments and withdrawals and plan sponsors' corporate events (e.g., layoffs, early retirement, mergers, spin-offs, sales of divisions, plan terminations, or bankruptcy) which could cause the Company to make payments under the terms of the contracts. Proposals are made only for contracts where risk of cash flow variance is projected within strict guidelines and, thus, the withdrawal risk is minimized. In addition, underwriters ensure that pension plan documents and contract provisions contain protections against financial disintermediation.

        Duration matching and financial derivatives are discussed in more detail in Notes 2 and 6 to the 2001 Consolidated Financial Statements and in the "Critical Accounting Policies", "Investments", "Market Risk" and "Forward-Looking Statements and Risk Factors" sections of our "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reserves

        Our Structured Financial Products segment establishes and reports liabilities for contractholders' funds and future policy benefits to meet the obligations on its policies and contracts. Its liability for general account GICs, period-certain structured settlement and immediate annuities and funding agreements is equal to the cumulative account balances for these products. Cumulative account balances include deposits plus credited interest less expense charges, surrenders and withdrawals. Future policy benefits for straight-life structured settlement annuities and immediate annuities are calculated based on a set of actuarial assumptions that we establish and maintain throughout the lives of the contracts. The primary assumptions include investment yields and mortality.

        The establishment of reserve and contractholder fund liabilities in recognition of our future benefit obligations under life and annuity policies and other products is discussed in Notes 2 and 8 to the 2001 Consolidated Financial Statements and in the "Reserves for Life Contingent Contract Benefits" and "Reserves for Contractholder Funds" sections of our "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

        Our Structured Financial Products segment operates in a variety of highly competitive institutional markets. Although a large number of companies offer general account GICs, funding agreements and structured settlement annuities, a relatively small number of companies dominate the market.

  •
  The top 15 providers in 2000 of structured financial products, including the Allstate Life Group, issued approximately 80% of total general account GICs and funding agreements issued by U.S. life insurance companies.

  •
  In 2000, ten insurers, including the Allstate Life Group, issued approximately 80% of the total structured settlement annuities.

        In addition, many companies market immediate annuities, however, sales of immediate annuities are not significantly concentrated. Our competitors include a variety of well-recognized insurance companies, many of which are larger than the Allstate Life Group.

        Our Structured Financial Products segment has built a significant market share in several important markets and we believe it is able to compete successfully in its markets as a result of a number of factors. These factors include:

  •
  strong financial ratings;

  •
  investment management expertise;

  •
  a strong distribution network;

  •
  competitive product design;

  •
  the highly recognized Allstate brand name; and

  •
  affiliation with our Parent Group and the Parent Group's large, established agency force.

        Competition in this market is restricted almost exclusively to insurance companies with superior or excellent financial ratings. The requirement for strong financial ratings reduces pressure on margins by limiting the number of potential competitors and by lowering our cost of funds. For more information regarding our ratings, see the "Capital Resources and Liquidity—Financial ratings and strength" section of our "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OTHER INFORMATION ABOUT THE COMPANY

Geographic Markets

        Our Retail segment distributes its protection and retirement products throughout the United States. Through the Allstate Life Group, it is authorized to market its products in all 50 states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands.

        Our Structured Financial Products segment distributes its products in the United States and internationally. However, our international distribution is generally limited to funding agreements sold to special purpose entities that issue medium-term notes that are distributed through dealer groups of investment banks principally to various institutional money managers and in some limited cases to individuals. In the United States, we sell funding agreements to a special purpose entity that issues medium-term notes that are distributed to qualified institutional buyers.

        The following table reflects, in percentages, the principal geographic distribution of statutory premiums and deposits for the Allstate Life Group for the year ended December 31, 2001. Statutory premiums and deposits includes premiums and annuity considerations determined in conformity with statutory accounting practices prescribed or permitted by the insurance regulatory authorities of the states in which Allstate Life and its insurance subsidiaries are domiciled, and all other funds received from customers on deposit-type products which are treated as liabilities. Approximately 97.8% of the statutory premiums and deposits generated in Delaware represent deposits received in connection with funding agreements sold to a special purpose entity domiciled in Delaware by our Structured Financial Products segment. Statutory premiums and deposits arising from the activities of our Retail segment account for most of the remaining statutory premiums and deposits generated in these four states.

Delaware	11.4%
California	9.5%
New York	5.7%
Florida	5.4%

        No other jurisdiction accounted for more than five percent of the statutory premiums and deposits.

Investment Operations

        In managing our general account assets, we follow an investment strategy that combines the goals of safety, stability, liquidity, growth and total return while complying with legal and regulatory investment guidelines. We seek to balance preservation of principal with after-tax yield while maintaining portfolio diversification. The composition of our portfolio is the result of various interrelated investment considerations including the goals of Allstate Life and its subsidiaries and asset/liability management issues such as cash flow and duration matching. To achieve an economic balance between assets and liabilities, the investment portfolios are designed to correspond to the type of insurance products.

        For a detailed discussion regarding our investments, see the "Retail Investment Results", "Structured Financial Products Investment Results", "Investments" and "Market Risk" sections of our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 5 to the 2001 Consolidated Financial Statements.

Employees and Other Shared Services

        The Allstate Life Group has no employees. Instead, we primarily use employees of Allstate Insurance Company, our direct parent. We also make use of other services and facilities provided by Allstate Insurance Company and other members of the Parent Group. These services and facilities include space rental, utilities, building maintenance, human resources, investment management, finance, information technology and legal services. We reimburse our affiliates for these services and facilities under a variety of agreements. For more information on these arrangements, see Item 7. Certain Relationships and Related Transactions below.

Item 2. Financial Information.

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
5-YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2001	2000	1999	1998	1997
	(in millions)
Consolidated Operating Results
Revenues	$4,493	$4,430	$3,992	$3,954	$3,770
Operating income	527	510	404	383	362
Realized capital gains and losses, after-tax	(150)	(40)	100	158	126
Net income	368	470	504	541	488
Consolidated Financial Position
Investments	$44,297	$38,620	$32,879	$31,749	$29,721
Total assets	62,622	58,191	50,447	44,926	40,090
Reserves for life-contingent contract benefits and contractholder funds	40,933	35,676	31,143	28,734	27,469
Shareholder's equity	5,397	5,125	4,365	4,598	4,097

Operating income excludes realized capital gains and losses, after-tax, and gain from disposition of operations, after-tax. This presentation allows for a more complete analysis of results of operations. The net effects of realized capital gains and losses, after-tax have been excluded from operating income due to the volatility between periods and because such data is often excluded when evaluating the overall financial performance of insurers. Realized capital gains and losses, after-tax is presumed net of the effects of deferred policy acquisition cost ("DAC") to the extent that such effects resulted from the recognition of realized capital gains and losses. Operating income should not be considered a substitute for any measure of performance under accounting principles generally accepted in the United States of America ("GAAP"). The Company's method of calculating operating income may be different from the method used by other companies and therefore comparability may be limited.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

        The following discussion highlights significant factors influencing the consolidated results of operations and financial position of Allstate Life Insurance Company ("Allstate Life" or "ALIC") and its wholly owned subsidiaries (together with Allstate Life, the "Company" or the "Allstate Life Group"). Allstate Life is wholly owned by Allstate Insurance Company ("AIC" or "Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation", or the "Parent Group"). It should be read in conjunction with the consolidated financial statements and related notes as of December 31, 2001. Further analysis of the Company's segments is provided in the Retail and the Structured Financial Products sections of Management's Discussion and Analysis ("MD&A"). The segments are defined based upon the components of the Company for which financial information is used internally to evaluate segment performance and determine allocation of resources.

CRITICAL ACCOUNTING POLICIES

        In response to the Securities and Exchange Commission's ("SEC") release "Cautionary Advice Regarding Disclosure about Critical Accounting Policies", the Company identified critical accounting policies by considering policies that involve the most complex or subjective judgments or assessments. The Company has identified three policies as critical accounting policies because they involve a higher degree of judgment and complexity. A brief summary of each critical accounting policy follows. For a more complete discussion of the judgments and other factors affecting the measurement of these items, see the referenced sections of MD&A.

•
Investments and derivative instruments—All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between the amortized cost of fixed income securities and fair value, net of deferred income taxes, certain life and annuity deferred policy acquisition costs, and certain reserves for life-contingent contract benefits, is reflected as a component of Shareholder's equity. Common and non-redeemable preferred stocks and real estate investment trusts are carried at fair value with the difference between cost and fair value, less deferred income taxes, reflected as a component of Shareholder's equity. Investments in limited partnership interests in which the Company does not have a controlling interest are accounted for in accordance with the equity method of accounting or the cost method in those instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances.

          The Company closely monitors its fixed income, equity and mortgage loan portfolios for declines in value that are other than temporary. Securities are placed on non-accrual status when they are in default or when timing or receipt of principal or interest payments are in doubt. Provisions for losses are recognized for declines in the value of fixed income securities, equities and mortgage loans that are deemed to be other than temporary. Such write-downs are included in Realized capital gains and losses.

          Derivative instruments include swaps, futures, options, interest rate caps and floors, warrants, synthetic guaranteed investment contracts, certain forward contracts for purchases of to-be-announced ("TBA") mortgage securities, certain investment risk transfer reinsurance agreements and certain bond forward purchase commitments. Derivatives which are required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in convertible fixed income securities, equity indexed life and annuity contracts, and certain variable contracts.

          When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset or liability, or an unrecognized firm commitment attributable to a particular risk. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk, or in the case of a cash flow hedge, the exposure to changes in the hedged transaction's variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Any ineffectiveness in fair value hedges and cash flow hedges is reported in Realized capital gains and losses. At December 31, 2001, these amounts were immaterial.

          Derivatives are accounted for on a fair value basis and reported as Other investments, Other assets, Other liabilities and accrued expenses or Contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The changes in the fair value of derivatives embedded in assets and subject to bifurcation are reported in Realized capital gains and losses. The changes in the fair value of derivatives embedded in liabilities and subject to bifurcation are reported in Realized capital gains and losses or Interest credited to contractholders' funds.

          Changes in the fair value of investments and derivative instruments can result from changes in economic and market conditions. Judgment is applied in the determination of fair value when independent market quotations are not available and when determining other than temporary declines in value. For further discussion of these policies, see the Investments, Quantitative and Qualitative disclosures about Market Risk and Forward-looking Statements and Risk Factors sections of MD&A.

•
Deferred policy acquisition costs ("DAC")—The Company establishes a deferred asset for costs that vary with and are primarily related to acquiring life and investment business, principally agents' and brokers' remuneration, certain underwriting costs and direct mail solicitation expenses, which are deferred and amortized to income.

          For traditional life insurance and immediate annuities with life contingencies, these costs are amortized in proportion to the estimated future revenues on such business.

          For interest-sensitive life and investment contracts, the costs are amortized in relation to the present value of estimated gross profits on such business over the estimated terms of the contract periods. Gross profits are determined at the date of contract issue and comprise estimated future investment margins, mortality margins, surrender charges and expenses. Assumptions underlying the gross profits are periodically updated to reflect actual experience, and changes in the amount or timing of estimated gross profits will result in adjustments in the cumulative amortization of these costs. To the extent that unrealized capital gains or losses on fixed income securities carried at fair value would result in an adjustment of estimated gross profits had those gains or losses actually been realized, the related unamortized DAC is recorded net of tax as a reduction of the unrealized capital gains or losses included in shareholder's equity.    For further discussion of these policies, see the Quantitative and Qualitative disclosures about Market Risk and Forward-looking Statements and Risk Factors sections of MD&A.

•
Life insurance reserves and contractholder funds—Reserves for life-contingent contract benefits, which relate to traditional life insurance and immediate annuities with life contingencies are computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. To the extent that unrealized capital gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserve is recorded net of tax as a reduction of the Unrealized capital gains or losses included in Shareholder's equity.

          Contractholder funds arise from the issuance of policies and contracts that include an investment component, including fixed annuities, interest-sensitive life policies and other investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, death benefits, mortality charges, net Separate Accounts transfers and administrative expenses.

          If future experience differs from the assumptions, a necessary change in these reserves may have a material impact on the results of operations. For further discussion of these policies, see the Quantitative and Qualitative disclosures about Market Risk and Forward-looking Statements and Risk Factors sections of MD&A.

  The Company also discloses its significant accounting policies in Note 2 to the consolidated financial statements.

Overview

        In 2001, the Company expanded its presentation of business segments from a single business segment to two business segments, Retail and Structured Financial Products, in response to changes in the way financial information is used internally to evaluate performance and allocate resources. See Note 15 of the consolidated financial statements for a description of the business segments and selected financial information as of December 31, 2001 and 2000, and for the periods ended December 31, 2001, 2000 and 1999.

        The Retail segment offers a diversified group of products to meet consumers' lifetime needs in the areas of protection and retirement solutions through a variety of distribution channels. Principal products offered by the segment include:

Protection	Retirement
Life Insurance	Investment Contracts
Traditional	Fixed annuities (including market
Term life	value adjusted annuities and equity-
Whole life	indexed annuities)
Credit life	Immediate annuities
Interest-sensitive life	Variable annuities*
Universal life Variable life* Variable universal life* Single premium life
Other Insurance
Long-term care Accidental death Hospital indemnity Credit disability *—Separate Accounts products

Four distribution channels market the Retail products: (1) the Allstate Agency channel, (2) the independent agent broker/dealers channel, including master brokerage agencies, (3) the financial services firms channel and (4) the direct marketing channel.

        The Structured Financial Products segment offers a variety of spread-based and fee-based products to qualified investment buyers. Spread-based products are designed to generate income based on the difference ("spread") between investment returns on the supporting assets and the guaranteed returns provided to customers. Fee-based products are designed to generate income based on various fees or charges assessed against the account values. While spread-based products provide guaranteed rates of return to customers, fee-based products provide only a limited guarantee to customers. Spread-based products include guaranteed investment contracts ("GICs") and funding agreements ("FAs"). Synthetic GICs are the primary fee-based product offered by the segment. These products are distributed through specialized brokers or investment bankers. The segment also offers investment products such as single premium structured settlement annuities through brokers who specialize in settlement of injury and other liability cases and single premium immediate annuities through independent agents.

        The Company earns revenues principally from: (a) premiums on insurance products with significant mortality or morbidity risk; (b) contract charges and fees from investment contracts; (c) net investment income earned on its investments, excluding those in the Separate Accounts; and (d) realized capital gains and losses recognized on its investments, except those in the Separate Accounts. The Company's primary costs and expenses consist of contract benefits, interest credited to contractholders' funds, amortization of DAC and operating costs and expenses.

        The process for developing product pricing involves analyzing several key dynamic factors, including: market conditions, competitive environment, mortality and morbidity assumptions, investment returns, surrender and withdrawal assumptions and operating costs and expenses of the business. The Company's profitability depends on the adequacy of investment margins (the spread between interest credited to contractholders' account balances and the interest earned on investments, excluding those in Separate Accounts), the management of market and credit risks associated with investments, the Company's ability to maintain premiums and contract charges at a level adequate to cover mortality and morbidity benefits, the adequacy of contract charges on variable contracts to cover the costs of various product features, the persistency of policies to ensure recovery of acquisition expenses, and the management of operating costs and expenses within anticipated pricing allowances. Legislation and regulation of the insurance marketplace and products could also affect the Company's profitability.

        On January 2, 2001, the Company acquired blocks of business from American Maturity Life Insurance Company ("American Maturity") via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities. The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life-contingent contract benefits and contractholder funds resulting in no goodwill being recorded.

        On February 2, 2001, the Company acquired Provident National Assurance Company ("PNAC"), a broadly licensed inactive company that maintains authority to conduct life insurance and variable annuity business in most states, from UnumProvident Corporation. The Company paid $14 million for PNAC, after PNAC's inforce business was purchased by an entity not affiliated with either the Company or PNAC. The transaction was accounted for as a purchase and the excess of the purchase price over the net assets acquired of $5 million was recorded as goodwill. PNAC's name was subsequently changed to Allstate Assurance Company, which was redomiciled in the State of Illinois.

        On June 29, 2001, the Company disposed of its operations in Indonesia through a sale and purchase agreement with The Prudential Assurance Company Limited ("Prudential"), where Prudential acquired the Company's holdings in Pt Asuransi Jiwa Allstate, Indonesia. The Company recognized a loss on the dispositions of $4 million ($3 million after-tax) and a $4 million tax benefit attributable to the inception-to-date losses of the subsidiary, not previously recognized. The tax benefit was reported as a reduction to the Company's income tax expense on the consolidated statements of operations.

Consolidated Revenues

	For the years ended December 31,
	2001	2000	1999
	(in millions)
Retail premiums and contract charges	$1,510	$1,449	$1,306
Structured Financial Products premiums and contract charges	357	418	255
Net investment income	2,839	2,589	2,239
Realized capital gains and losses	(213)	(26)	192

Total consolidated revenues	$4,493	$4,430	$3,992

        Consolidated revenues increased 1.4% during 2001 compared to 2000 resulting from increased net investment income, partially offset by an increase in realized capital losses. Net investment income increased 9.7% primarily due to higher investment balances. Increased premiums and contract charges in the Retail segment were offset by decreases in premiums and contract charges in the Structured Financial Products segment.

        Consolidated revenues increased 11.0% in 2000 compared to 1999 due to increased premiums and contract charges in both the Retail and Structured Financial Products segments, partially offset by realized capital losses compared to realized capital gains in 1999. Net investment income increased during 2000 as compared to 1999 due to higher investment balances and yields.

Consolidated Net Income

	For the years ended December 31,
	2001	2000	1999
	(in millions)
Net income
Retail	$327	$391	$435
Structured Financial Products	41	79	69

Total consolidated net income	$368	$470	$504

        Consolidated net income decreased 21.7% for 2001 compared to 2000 as increased realized capital losses in both segments and lower operating results in the Retail segment more than offset improved operating results in the Structured Financial Products segment.

        Consolidated net income in 2000 decreased 6.7% from 1999, as improved operating results for the Retail and Structured Financial Products segments were more than offset by the effect of realized capital losses.

RETAIL 2001 HIGHLIGHTS

  •
  Statutory premiums and deposits for the Retail segment decreased 22.7% to $6.9 billion in 2001 due to the impact of economic and market conditions during the year

  •
  Separate Accounts assets for this segment decreased 8.1% due to declines in account balances related to market conditions during the year, partially offset by net new deposits

  •
  Net investment income for this segment increased 9.6% due primarily to increased investment balances

        The Company utilizes an alternative method of presenting its operating results in the following discussion by segment that differs from the presentation of the financial information in the consolidated financial statements. This presentation allows for a more complete analysis of results of operations. The net effects of realized capital gains and losses, after-tax, have been excluded from operating income due to the volatility between periods and because such data is often excluded when evaluating the overall financial performance of insurers. Realized capital gains and losses, after-tax is presented net of the effects of DAC to the extent that such effects resulted from the recognition of realized capital gains and losses. Operating income should not be considered a substitute for any measure of performance under accounting principles generally accepted in the United States of America ("GAAP"). The Company's method of calculating operating income may be different from the method used by other companies and therefore comparability may be limited.

        Summarized financial data for the Retail segment as of and for the years ended December 31, are presented in the following table:

	2001	2000	1999
	(in millions)
Statutory premiums and deposits(1)	$6,905	$8,929	$6,143

Investments	$26,398	$23,331	$20,640
Separate Accounts assets	13,211	14,380	12,937

Investments, including Separate Accounts assets	$39,609	$37,711	$33,577

GAAP Premiums	$713	$668	$598
Contract charges	797	781	708
Net investment income	1,705	1,556	1,342

	3,215	3,005	2,648

Contract benefits	706	606	598
Interest credited to contractholders' funds	1,165	1,075	869
Amortization of deferred policy acquisition costs	343	377	329
Operating costs and expenses	371	299	313

	2,585	2,357	2,109

Operating income before tax	630	648	539
Income tax expense	206	221	185

Operating income(2)	424	427	354
Loss on disposition of operations, after-tax	(3)	—	—
Realized capital gains and losses, after-tax(3)	(103)	(36)	81
Cumulative effect of change in accounting principle, after-tax	9	—	—

Net income	$327	$391	$435

(1)
Statutory premiums and deposits, which includes premiums and deposits for all products, is used to analyze sales trends.

(2)
For a complete definition of operating income, see the operating income discussion beginning on page 27

(3)
Reconciliation of Realized capital gains and losses

	For the Years Ended December 31,
	2001	2000	1999
	(in millions)
Realized capital gains and losses	$(140)	$(20)	$162
Reclassification of Amortization of DAC	(17)	(37)	(36)
Reclassification of Income tax benefit (expense)	54	21	(45)

Realized capital gains and losses, after-tax	$(103)	$(36)	$81

Statutory premiums and deposits

        Statutory premiums and deposits is a measure used by management to analyze sales trends. Statutory premiums and deposits includes premiums and annuity considerations determined in conformity with statutory accounting practices prescribed or permitted by the insurance regulatory authorities of the states in which Allstate Life and its insurance subsidiaries are domiciled, and all other funds received from customers on deposit-type products which are treated as liabilities. The statutory accounting practices differ in certain, material aspects from GAAP. See Note 13 to the consolidated financial statements for further information. The following table summarizes statutory premiums and deposits by product line:

	2001	2000	1999
	(in millions)
Life products
Interest-sensitive	$813	$807	$768
Traditional life	408	387	360
Other	310	340	265

Total life products	1,531	1,534	1,393
Investment products
Investment contracts
Fixed annuities	2,589	3,315	2,103
Variable Separate Accounts	2,785	4,080	2,647

Total investment products	5,374	7,395	4,750

Total statutory premiums and deposits	$6,905	$8,929	$6,143

        Total Retail statutory premiums and deposits decreased 22.7% to $6.91 billion in 2001 from $8.93 billion in 2000, following a 45.4% increase in 2000 from $6.14 billion in 1999.

        In 2001, Retail statutory premiums and deposits decreased due to declines in variable and fixed investment product sales. The decline in variable annuity sales is a reflection of the overall decline in the variable annuity market caused by economic and market conditions during the year. The fixed annuity decline is a reflection of management decisions to curtail sales in selected distribution channels in order to meet targeted returns.

        In 2000, Retail statutory premiums and deposits increased due to increases in variable annuity, fixed annuity and life product premiums. Variable investment product sales increased primarily due to $1.98 billion of sales from an alliance with Putnam Investments, LLC that began in May of 1999. Fixed annuities grew in 2000 due to additional sales through independent agencies.

        The Company's sales for this segment during 2001 and 2000 continued to move toward products with greater sales volumes and lower profit margins. Through the use of multiple distribution channels and a wide range of product offerings, the Company is well positioned to meet changing customer needs.

        The following table summarizes statutory premiums and deposits by distribution channel:

	2001	2000	1999
	(in millions)
Allstate agencies	$1,253	$1,024	$951
Independent agents	1,706	2,856	1,469
Financial services firms	3,674	4,742	3,470
Direct marketing	272	307	253

Total statutory premiums and deposits	$6,905	$8,929	$6,143

GAAP premiums and contract charges

        GAAP premiums and contract charges represent premium generated from traditional life products which have significant mortality or morbidity risk, and contract charges generated from interest-sensitive life products and investment contracts which classify deposits as contractholder funds. Contract charges are assessed against the contractholder account balance for maintenance, administration, cost of insurance and early surrender.    The following table summarizes GAAP premiums and contract charges:

	2001	2000	1999
	(in millions)
Premiums
Traditional life	$419	$383	$335
Other	294	285	263

Total premiums	713	668	598

Contract charges
Interest-sensitive life	562	540	518
Variable Separate Accounts	220	226	177
Investment contracts	15	15	13

Total contract charges	797	781	708

Total GAAP Premiums and Contract Charges	$1,510	$1,449	$1,306

        In 2001, Retail premiums increased 6.7% compared to 2000. Sales of traditional life products increased 9.4% while sales of other products increased 3.2%. The increase in traditional life is from new term insurance sales and renewal premiums being partially offset by declines in whole life business. The increase in other premiums is a result of modest increases in the accident and health premiums earned through the direct marketing channel.

        In 2000, total Retail premiums increased 11.7% compared to 1999. Traditional life premiums increased due to an increase in term life products with higher face amounts, and correspondingly higher premiums, and an increase in renewal policies in force.

        Contract charges on Retail products increased 2.1% during 2001 from 2000 due to new sales, partly offset by declines in variable annuity account balances due to market conditions. Contract charges on variable annuity products are generally calculated as a percentage of each account value and therefore are impacted by market volatility.

        Total Retail contract charges increased 10.3% during 2000 as compared to 1999 due to higher interest-sensitive life and variable annuity contract charges. Interest-sensitive life contract charges increased primarily due to higher mortality charges as policyholders age. Variable annuity contract charges increased primarily due to increases in account value in force. Variable annuity account values increased in 2000 due to sales, partially offset by decreased market performance, withdrawals and contract fees.

        The following table summarizes premiums and contract charges by distribution channel:

	2001	2000	1999
	(in millions)
Premiums
Allstate agencies	$238	$235	$217
Independent agents	68	49	24
Financial services firms	(2)	(4)	—
Direct marketing	409	388	357

Total premiums	713	668	598

Contract charges
Allstate agencies	349	342	345
Independent agents	244	223	190
Financial services firms	199	211	173
Direct marketing	5	5	—

Total contract charges	797	781	708

Total premiums and contract charges	$1,510	$1,449	$1,306

Operating income

        Operating income is a measure used by the Company's management to evaluate the profitability of each segment. Operating income is defined as income before the cumulative effect of changes in accounting principle, after-tax, excluding the after-tax effects of realized capital gains and losses. In this management measure, the effects of realized capital gains and losses have been excluded due to the volatility between periods and because such data is often excluded when evaluating the overall financial performance and profitability of insurers. These operating results should not be considered as a substitute for any GAAP measure of performance. A reconciliation of operating income to net income is provided in the table on page 24. The Company's method of calculating operating income may be different from the method used by other companies and therefore comparability may be limited.

	2001	2000	1999
	(in millions)
Investment margin	$547	$475	$423
Mortality margin	427	471	433
Maintenance charges	294	298	253
Surrender charges	76	80	72
Operating costs and expenses	(714)	(676)	(642)
Income tax expense on operations	(206)	(221)	(185)

Operating income	$424	$427	$354

        In 2001, operating income decreased 1.0% due to increases in the investment margin more than offset by decreases in the mortality margin and higher operating costs and expenses. In 2000, operating income increased 20.6% due to increases in the investment margin and mortality margin, which were partly offset by increased operating costs and expenses.

        Investment margin, which represents the excess of investment income earned over interest credited to policyholders and contractholders, increased 15.2% in 2001 compared to 2000. The increased investment margin is a result of growth in invested assets of 11.5% compared to 2000. The growth in invested assets reflects the net growth in inforce business during the year from new sales less contract benefits and surrenders and withdrawals. A decline in fixed annuity invested asset yields during the year was offset by actions taken by management to reduce crediting rates, when available, to be consistent with the general decline in market interest rates. The differences between average investment yields and interest-crediting rates are shown in the table below.

        Investment margin increased 12.3% in 2000 when compared to 1999. The increase in the investment margin is a result of growth in the amount of business inforce from new sales and an increase in the investment spread on interest-sensitive life products. Increased asset yields on the interest-sensitive life portfolio were not passed onto policyholders as crediting rates were still competitive in the marketplace.

        The following table summarizes the weighted average investment yield and weighted average interest crediting rates during 2001, 2000 and 1999:

	Weighted average investment yield			Weighted average interest crediting rate
	2001	2000	1999	2001	2000	1999
Interest-sensitive life products	7.7%	7.7%	7.5%	5.2%	5.4%	5.5%
Fixed annuity products	7.1	7.6	7.3	4.9	5.5	5.2

        Mortality margin, which represents premiums and cost of insurance charges in excess of related policy benefits, decreased 9.3% during 2001 compared to 2000 due to a higher incidence of mortality and morbidity, including $12 million from the effects of the tragedy of the September 11 attack on the World Trade Center in New York City and the Pentagon in Washington D.C., and the plane crash in Pennsylvania. The 2001 mortality margin also includes an increase in death benefits on variable annuity contracts over 2000. See the Quantitative and Qualitative Disclosures About Market Risk section for a detailed description of the equity risk related to these death benefits. Mortality and morbidity loss experience can cause benefit payments to fluctuate from period to period while underwriting and pricing guidelines utilize a long term view of the trends in mortality and morbidity when determining premium rates and cost of insurance charges. As a result, some volatility is expected in the mortality margin. Mortality margin increased 8.8% during 2000 when compared to 1999 due to a favorable level of losses compared to the prior year and new business producing higher revenues from premiums and contract charges.

        Operating costs and expenses increased 5.6% during 2001 compared to 2000 due to higher marketing, technology and distribution expenses incurred on new growth initiatives, partly offset by lower DAC amortization. In 2000, operating costs and expenses increased 5.3% compared to 1999 due to higher marketing, distribution and technology expenses.

RETAIL OUTLOOK

  •
  Consistent with the marketplace, the segment's sales continue to move towards lower profit margin products, such as term life and variable annuities. These lower profit margin products require a higher volume of sales to increase the segment's operating results. The segment achieved this increased volume in 2000 and expects product growth again in 2002, as the economy improves, and additional products are offered and updated.

  •
  Allstate is encouraging exclusive Allstate agents to become Personal Financial Representatives ("PFRs"). PFRs are licensed to sell products such as variable annuities and variable life insurance. As additional agents become licensed, the mix of products sold through this channel could change.

  •
  The segment's ability to manage its investment margin is dependent upon the level of interest rates and the quality of its investment portfolio. Changes in interest rates and the level of defaults may affect investment income. The Company also has the ability to impact the investment margin by changing the crediting rates on flexible rate contracts, but these changes could be limited by market conditions and minimum rate guarantees on certain contracts.

  •
  The Company's contract charge revenue is dependent upon the value of the accounts supporting its variable annuity and variable life products. Most account values for these products are invested, at the discretion of the contractholder, in equity mutual funds. Therefore, returns on these products are significantly influenced by market performance, thus impacting contract charge revenue.

  •
  In order to compete with major insurance company competitors, as well as non-traditional competitors such as banks, financial service firms and securities firms, the Company will have to distribute its products within its pricing parameters while increasing the amount of business inforce to improve its economies of scale.

RETAIL INVESTMENT RESULTS

Net Investment Income

        Net investment income increased 9.6% in 2001 compared to 2000, after increasing 16.0% in 2000 when compared to 1999. In 2001, the increase was due to an increased portfolio balance, partially offset by lower portfolio yields. The portfolio balance, excluding assets invested in Separate Accounts and unrealized capital gains on fixed income securities, increased 11.5% in 2001 due to new statutory premiums and deposits less contract benefits and withdrawals during the year. In 2000, the increase was due to an increased portfolio balance and increased investment yields. The portfolio balance, excluding assets invested in Separate Accounts and unrealized capital gains on fixed income securities, increased 12.5% in 2000 due to statutory premiums and deposits received during the year.

Realized Capital Gains and Losses

        After-tax realized capital losses were $103 million in 2001 compared to after-tax realized capital losses of $36 million in 2000, and after-tax realized capital gains of $81 million in 1999. After-tax realized capital gains and losses are presented net of the effects of DAC amortization and additional future policy benefits, to the extent that such effects resulted from the recognition of realized capital gains and losses.

        The following table describes the factors impacting the realized capital gains and losses results:

	2001	2000	1999
	(in millions)
Investment write-downs	$(57)	$(33)	$(4)
Portfolio trading	(5)	20	109
Valuation of derivative securities	(29)	—	—

Subtotal	(91)	(13)	105
Reclassification of amortization of DAC	(12)	(23)	(24)

Total realized capital gains and losses, after-tax	$(103)	$(36)	$81

        Realized capital gains and losses from the valuation of certain derivative instruments in 2001 reflected the impact of new accounting policies adopted during the year related to Statements of

Financial Accounting Standards ("SFAS") Nos. 133 and 138. Period-to-period fluctuations in realized capital gains and losses are largely the result of timing of sales decisions reflecting management's decisions on positioning the portfolio, as well as assessments of individual securities and overall market conditions.

Investment Outlook

  •
  The Company expects to experience lower investment yields due, in part, to the reinvestment of proceeds from prepayments, calls and maturities, and the investment of cash flows from operations, in securities yielding less than the average portfolio rate.

  •
  The Company expects realized capital losses to continue if the credit environment remains challenging.

STRUCTURED FINANCIAL PRODUCTS 2001 HIGHLIGHTS

  •
  Statutory premiums and deposits increased 8.0% in the Structured Financial Products segment due in large part to increased sales of funding agreements to special purpose entities issuing medium-term notes

  •
  Investments, excluding Separate Accounts, increased 17.1% due to additional deposits from funding agreements and structured settlement annuities

  •
  Net investment income in this segment increased 9.8% due to increased investment balances

        The Company utilizes an alternative method of presenting its operating results in the following discussion by segment that differs from the presentation of the financial information in the consolidated financial statements. This presentation allows for a more complete analysis of results of operations. The net effects of realized capital gains and losses, after-tax, have been excluded from operating income due to the volatility between periods and because such data is often excluded when evaluating the overall financial performance of insurers. Realized capital gains and losses, after-tax is presented net of the effects of DAC to the extent that such effects resulted from the recognition of realized capital gains and losses. Operating income should not be considered a substitute for any measure of performance under GAAP. The Company's method of calculating operating income may be different from the method used by other companies and therefore comparability may be limited.

        Summarized financial data for the Structured Financial Products segment as of and for the years ended December 31, are presented in the following table:

	2001	2000	1999
	(in millions)
Statutory premiums and deposits(1)	$3,320	$3,075	$2,258

Investments	$17,899	$15,289	$12,239
Separate Accounts assets	376	918	920

Investments, including Separate Accounts assets	$18,275	$16,207	$13,159

GAAP Premiums	$333	$401	$240
Contract charges	24	17	15
Net investment income	1,134	1,033	897

	1,491	1,451	1,152

Contract benefits	779	833	653
Interest credited to contractholders' funds	505	444	391
Amortization of deferred policy acquisition costs	5	4	2
Operating costs and expenses	45	44	31

	1,334	1,325	1,077

Operating income before tax	157	126	75
Income tax expense	54	43	25

Operating income(2)	103	83	50
Realized capital gains and losses, after-tax(3)	(47)	(4)	19
Cumulative effect of change in accounting principle, after-tax	(15)	—	—

Net income	$41	$79	$69

(1)
Statutory premiums and deposits, which includes premiums and deposits for all products, is used to analyze sales trends.

(2)
For a complete definition of operating income, see the operating income discussion beginning on page 33.

(3)
Reconciliation of Realized capital gains and losses

	For the Years Ended December 31,
	2001	2000	1999
	(in millions)
Realized capital gains and losses	$(73)	$(6)	$30
Reclassification of Income tax benefit (expense)	26	2	(11)

Realized capital gains and losses, after-tax	$(47)	$(4)	19

Statutory premiums and deposits

        Statutory premiums and deposits is a measure used by management to analyze sales trends. Statutory premiums and deposits includes premiums and annuity considerations determined in conformity with statutory accounting practices prescribed or permitted by the insurance regulatory authorities of the states in which Allstate Life and its insurance subsidiaries are domiciled, and all other funds received from customers on deposit-type products which are treated as liabilities. The statutory accounting practices differ in certain, material aspects from GAAP. The following table summarizes statutory premiums and deposits by product line:

	2001	2000	1999
	(in millions)
Life products
Interest-sensitive	$11	$70	$235
Investment contracts
Funding agreements	2,527	1,863	834
Structured settlement annuities	624	594	349
Guaranteed investment contracts	140	440	749
Other	18	108	91

Total statutory premiums and deposits	$3,320	$3,075	$2,258

        Total Structured Financial Products statutory premiums and deposits increased 8.0% to $3.32 billion in 2001 from $3.08 billion in 2000, following a 36.2% increase in 2000 from $2.26 billion in 1999.

        In 2001, Structured Financial Products statutory premiums and deposits increased due to the sale of $2.53 billion of funding agreements, including $2.00 billion sold to special purpose entities ("SPEs") issuing medium-term notes. This increase and the increased sales of structured settlement annuities more than offset the decrease in sales of GICs, interest-sensitive life contracts and other products. Period to period fluctuations in sales of these products, including funding agreements, are largely due to management's assessments of market opportunities.

        The SPEs, Allstate Life Funding, LLC and Allstate Financial Global Funding, LLC, are used exclusively for the issuance of funding agreements supporting medium-term note programs. The assets and liabilities of Allstate Life Funding, LLC are included in the consolidated statements of financial position. The Company classifies the medium-term notes issued by Allstate Life Funding, LLC as contractholder funds, using similar accounting treatment as its other investment products. The assets and liabilities of Allstate Financial Global Funding, LLC are not consolidated on the consolidated statements of financial position due to the existence of a sufficient equity ownership interest by unrelated third parties in this entity. The Company classifies the funding agreements issued to Allstate Financial Global Funding, LLC as contractholder funds. The Corporation's management does not have an ownership interest in the SPEs.

        In 2000, Structured Financial Products statutory premiums and deposits increased due to the sale of $1.86 billion of funding agreements, including $1.30 billion sold to SPEs issuing medium-term notes and to strong sales activity in structured settlement annuities.

GAAP premiums and contract charges

        GAAP premiums and contract charges represent premium generated from immediate annuities with life contingencies including certain structured settlement annuities which have significant mortality or morbidity risk and contract charges generated from contractholder funds. Contract charges are assessed against the contractholder account balance for maintenance, administration, cost of insurance and early withdrawal.

        Premiums of $333 million from structured settlement annuities with life contingencies decreased 17.0% for 2001 compared to 2000. Total sales of structured settlement annuities increased over 2000 levels, but under GAAP accounting requirements, only those with life contingencies are recognized in premiums. Those without life contingencies are directly recorded as liabilities and therefore generate contract charges. Market conditions and consumer preferences drive the mix of immediate annuities sold with or without life contingencies, which causes fluctuations in the overall level of premiums. Premiums of $401 million increased 67.1% in 2000 when compared to 1999.

        Contract charges of $24 million increased 41.2% in 2001 as compared to 2000 resulting primarily from increased contract charges from structured settlement annuities without life contingencies. In 2000, contract charges increased 13.3% to $17 million from $15 million in 1999. The increase was driven by increased contract charges on other annuity products no longer offered by the segment.

Operating income

        Operating income is a measure used by the Company's management to evaluate the profitability of each segment. Operating income is defined as income before the cumulative effect of changes in accounting principle, after-tax, excluding the after-tax effects of realized capital gains and losses. In this management measure, the effects of realized capital gains and losses have been excluded due to the volatility between periods and because such data is often excluded when evaluating the overall financial performance and profitability of insurers. These operating results should not be considered as a substitute for any GAAP measure of performance. A reconciliation of operating income to net income is provided in the table on page 31. The Company's method of calculating operating income may be different from the method used by other companies and therefore comparability may be limited.

	2001	2000	1999
	(in millions)
Investment margin	$163	$142	$102
Mortality margin	21	17	(8)
Maintenance charges	23	15	14
Costs and expenses	(50)	(48)	(33)
Income tax expense on operations	(54)	(43)	(25)

Operating income	$103	$83	$50

        In 2001, operating income increased 24.1% as a result of increased investment and mortality margins partly offset by higher operating costs and expenses and income tax expense on operations. In 2000, operating income increased 66.0% due to increases in the investment margin and the mortality margin, which were partly offset by higher operating costs and expenses.

        Investment margin, which represents the excess of investment income earned over interest credited to contractholders, increased 14.8% during 2001 compared to 2000. The increased investment margin is a result of growth in invested assets of 19.2% when compared to 2000. The growth in invested assets reflects the net growth in inforce business during the year from new sales less contract maturities and withdrawals.    The differences between average investment yields and interest-crediting rates were comparable in 2001 and the prior year as shown in the table below.

        In 2000, investment margin increased 39.2% compared to 1999 due to a 17.4% growth in investment balances from new sales, primarily of funding agreements backing medium-term notes. The difference between average investment yields and interest-crediting rates in 2000 remained relatively constant with the 1999 rates.

        The following table summarizes the weighted average investment yield and weighted average interest crediting rates during 2001, 2000 and 1999:

	Weighted average investment yield			Weighted average interest crediting rate
	2001	2000	1999	2001	2000	1999
Structured Financial Products contracts	7.5%	8.0%	8.0%	6.6%	7.2%	7.3%

        Mortality margin, which represents premiums and cost of insurance charges in excess of related policy benefits, increased 23.5% during 2001 as compared to 2000 due to favorable mortality results on the immediate annuities. Most life insurance contracts are negatively affected by increases in death rates as policyholders receive their full death benefits while premiums are collected over a shorter period of time than priced for based on their life expectancy from the actuarial mortality tables. The immediate annuities sold with a life contingency through the Structured Financial Products segment act as a hedge or offset to this risk. An increase in the death rate reduces the number of contract payments to be made under these contracts, while the premium, priced and collected up-front, is determined using the expected number of payments based on their life expectancy from the actuarial mortality tables. Mortality loss experience can cause benefits to fluctuate from period to period while underwriting and pricing guidelines utilize a long term view of the trends in mortality when determining premium rates. Therefore, the segment expects some short term fluctuations in mortality margin. Mortality margin increased 312.5% during 2000 when compared to 1999. The increases, which positively impact operating income, were due to higher revenues from contract charges and a favorable level of losses, which for these products indicate a higher death rate.

        Costs and expenses were comparable in 2001 and 2000. Increased costs and expenses during 2000 are due primarily to additional investments in technology.

Structured Financial Products Outlook

        The segment's sales of funding agreements are pursued when financial gains can be realized. If assets with the appropriate maturity and risk adjusted returns to support pricing targets are not available, product sales will not be executed. For this reason, funding agreement sales volume could vary significantly in the future as dictated by market conditions. The financial strength ratings of the Company are also an integral factor in the Company's ability to compete in the marketplace for these products. Rating agency considerations, which the Company takes into account in managing this business, are principally asset quality, asset/liability management, overall business portfolio mix and volume of holdings. Moody's Investor Service has published a quantitative guideline for this latter factor for experienced issuers of 20% to 30% of general account liabilities. As of December 31, 2001, the Company had funding agreements totaling approximately 20.6% of general account liabilities.

STRUCTURED FINANCIAL PRODUCTS INVESTMENT RESULTS

Net Investment Income

        Net investment income increased 9.8% in 2001 compared to 2000, after increasing 15.2% for 2000 when compared to 1999. In 2001, the increase was due to an increased portfolio balance, partially offset by lower portfolio yields. The segment's portfolio balance, excluding assets invested in Separate Accounts and unrealized capital gains on fixed income securities, increased 19.2% in 2001 due to increased statutory premiums and deposits received during the year. In 2000, the increase was due to an increased portfolio balance. The segment's portfolio balance, excluding assets invested in Separate Accounts and unrealized capital gains on fixed income securities, increased 17.4% in 2001 due to increased statutory premiums and deposits received during the year.

Realized Capital Gains and Losses

        After-tax realized capital losses were $47 million in 2001 as compared to after-tax realized capital losses of $4 million in 2000, and after-tax realized capital gains of $19 million in 1999.

        The following table describes the factors impacting the realized capital gains and losses results:

	2001	2000	1999
	(in millions)
Investment write-downs	$(41)	$(7)	$(10)
Portfolio trading	3	3	29
Valuation of derivative securities	(9)	—	—

Total realized capital gains and losses, after-tax	$(47)	$(4)	$19

        Realized capital gains and losses from the valuation of certain derivative instruments in 2001 reflected the impact of new accounting policies adopted during 2001 related to SFAS Nos. 133 and 138. Period to period fluctuations in realized capital gains and losses are the result of timing of sales decisions reflecting management's decision on positioning the portfolio, as well as assessments of individual securities and overall market conditions.

Investment Outlook

  •
  The Company expects to experience lower investment yields due, in part, to the reinvestment of proceeds from prepayments, calls and maturities, and the investment of cash flows from operations, in securities yielding less than the average portfolio rate.

  •
  The Company expects realized capital losses to continue if the credit environment remains challenging.

INVESTMENTS

        An important ingredient of the Company's financial results is the return on invested assets. The Company's investment portfolios are segmented between the Retail and Structured Financial Products segments. The investment portfolios are managed based upon the nature of each respective business and its corresponding liability structure.

        The investment strategy for the Company is based upon a strategic asset allocation framework that takes into account the need to manage on a risk adjusted spread basis for the underwriting liability product portfolio and to maximize return on retained capital. Generally, a combination of recognized market modeling, analytical models and proprietary models is used to achieve a desired optimal asset mix in the management of the portfolio. The strategic asset allocation model portfolio is the primary basis for setting annual asset allocation targets with respect to interest sensitive, illiquid and credit asset limitations with respect to overall below investment grade exposure and diversification requirements. On a tactical basis, decisions are made on an option adjusted relative value basis staying within the constraints of the strategic asset allocation framework. The Company believes it maximizes asset spread by selecting assets that perform on a long-term basis and by using trading to minimize the effect of downgrades and defaults. Total return measurement is used on a selective basis where the asset risks are significant (i.e., high yield fixed income securities, convertible bonds). The Company expects that employing this strategy in a declining interest rate market will slow the rate of decline in investment income. This strategy is also expected to provide sustainable investment-related operating income over time.

        The composition of the investment portfolio is presented in the table below (see Notes 2 and 5 to the consolidated financial statements for investment accounting policies and additional information):

	Years Ended December 31,
	2001		2000
		Percent to total		Percent to total
	(in millions)
Fixed income securities(1)	$37,226	84.0%	$32,281	83.6%
Mortgage loans	5,450	12.3	4,351	11.2
Equity securities	201	0.5	473	1.2
Short-term	672	1.5	836	2.2
Policy loans	673	1.5	644	1.7
Other	75	0.2	35	0.1

Total	$44,297	100.0%	$38,620	100.0%

(1)
Fixed income securities are carried at fair value. Amortized cost for these securities was $35.72 billion and $31.05 billion at December 31, 2001 and 2000, respectively.

        Total investments increased to $44.30 billion at December 31, 2001 from $38.62 billion at December 31, 2000. The increase was primarily due to amounts invested from positive cash flows generated from new sales.

        The fair value of the Company's exchange traded marketable securities is based on independent market quotations. The fair value of the Company's non-exchange traded marketable investment securities is based on either independent third party pricing sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. Periodic changes in the fair values are reported as a component of other comprehensive income and are reclassified to net income only when supported by the consummation of a transaction with an unrelated third party.

        The following table shows the Company's investment portfolio, and the sources of its fair value, at December 31, 2001:

	Fair Value	Percent to total
	(in millions)
Value based on independent market quotations	$28,911	65.3%
Value based on models and other valuation methods	9,121	20.6
Mortgage loans, policy loans and certain limited partnership investments, all held at cost	6,265	14.1

Total	$44,297	100.0%

        The fair value of the Company's exchange traded derivative contracts is based on independent market quotations. The fair value of non-exchange traded derivative contracts is based on either independent third party pricing sources or widely accepted pricing valuation models which utilize independent third party data as inputs.    Periodic changes in the fair values are reported as a component of either operating income, net income, other comprehensive income, assets or liabilities depending on the nature of the derivative and the program to which it relates.

        The following table shows the Company's derivative contracts, and the sources of their fair value, at December 31, 2001:

Fair Value
(in millions)
Value based on independent market quotations	$32
Value based on models and other valuation methods	102

Total	$134

Fixed income securities

        The Company's fixed income securities portfolio consists of publicly traded corporate bonds, privately placed securities, mortgage-backed securities, asset-backed securities, U.S. government bonds, municipal bonds, foreign government bonds and redeemable preferred stock. The Company generally holds its fixed income securities to maturity, but has classified all of these securities as available for sale to allow maximum flexibility in portfolio management. At December 31, 2001, unrealized net capital gains on the fixed income securities portfolio totaled $1.51 billion compared to $1.23 billion as of December 31, 2000. The increase in the unrealized capital gain position is primarily attributable to interest rate fluctuations from year to year. As of December 31, 2001, substantially all of the fixed income securities portfolio was invested in taxable securities.

        The Securities Valuation Office of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed income securities investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations." The NAIC designations parallel the credit ratings of the Nationally Recognized Statistical Rating Organizations for marketable securities. NAIC designations 1 and 2 include securities considered investment grade (rated "Baa3" or higher by Moody's, or rate "BBB-" or higher by Standard &Poor's) by such rating organizations. NAIC designations 3 through 6 include securities considered below investment grade (rated "Ba1" or lower by Moody's, or rated "BB+" or lower by Standard &Poor's).

        At December 31, 2001, 92.5% of the Company's fixed income securities portfolio was rated investment grade, which is defined by the Company as a security having an NAIC rating of 1 or 2, a Moody's rating of Aaa, Aa, A or Baa, or a comparable Company internal rating.

        The following table summarizes the quality mix of the fixed income securities portfolio:

NAIC ratings	Moody's equivalent description	Fair value	Percent to total
		(in millions)
1	Aaa/Aa/A	$23,392	62.8%
2	Baa	11,071	29.7
3	Ba	1,619	4.4
4	B	893	2.4
5	Caa or lower	153	0.4
6	In or near default	98	0.3

		$37,226	100.0%

        Included among the securities that are rated below investment grade are both public and privately placed high-yield bonds and securities that were purchased at investment grade but have since been downgraded. The Company mitigates the credit risk of investing in below investment grade fixed income securities by limiting the percentage of its portfolio invested in such securities, and through diversification of the portfolio. Based on these limits, a minimum of 91% of the Company's fixed income security portfolio will be investment grade.

        As of December 31, 2001, the fixed income securities portfolio contained $11.36 billion of privately placed corporate obligations, compared with $9.62 billion at December 31, 2000. The benefits of privately placed securities as compared to public securities are generally higher yields, improved cash flow predictability through pro-rata sinking funds on many bonds, and a combination of covenant and call protection features designed to better protect the holder against losses resulting from credit deterioration, reinvestment risk and fluctuations in interest rates. A relative disadvantage of privately placed securities as compared to public securities is relatively reduced liquidity. At December 31, 2001, 85.8% of the privately placed securities were rated as investment grade by either the NAIC or the Company's internal ratings. The Company determines the fair value of privately placed fixed income securities based on discounted cash flows using current interest rates for similar securities.

        At December 31, 2001 and 2000, $8.16 billion and $7.06 billion, respectively, of the fixed income securities portfolio was invested in mortgage-backed securities ("MBS"). The MBS portfolio consists primarily of securities that were issued by, or have underlying collateral that is guaranteed by, U.S. government agencies or sponsored entities. Therefore the MBS portfolio has relatively low credit risk.

        The MBS portfolio is subject to interest rate risk since the price volatility and ultimate realized yield are affected by the rate of repayment of the underlying mortgages. The Company attempts to limit interest rate risk on these securities by investing a portion of the portfolio in securities that provide prepayment protection. At December 31, 2001, approximately 28.2% of the MBS portfolio was invested in planned amortization class bonds.

        The fixed income securities portfolio contained $2.41 billion and $2.46 billion of asset-backed securities ("ABS") at December 31, 2001 and 2000, respectively. The ABS portfolio is subject to credit and interest rate risk. Credit risk is mitigated by monitoring the performance of the collateral. Approximately 39.8% of the ABS portfolio is rated in the highest rating category by one or more credit rating agencies. The ABS portfolio is subject to interest rate risk since the price volatility and ultimate realized yield are affected by the rate of repayment of the underlying assets. Approximately 32.6% of the Company's ABS portfolio is invested in securitized credit card receivables. The remainder of the portfolio is backed by securitized home equity, manufactured housing and auto loans.

        The Company closely monitors its fixed income securities portfolio for declines in value that are other than temporary. Securities are placed on non-accrual status when they are in default or when the receipt of interest payments is in doubt.

        The Company monitors the quality of its fixed income portfolio, in part, by categorizing certain investments as problem, restructured or potential problem. Problem fixed income securities are securities in default with respect to principal and/or interest and/or securities issued by companies that have gone into bankruptcy subsequent to the Company's acquisition of the security. Restructured fixed income securities have modified terms and conditions that were not at current market rates or terms at the time of the restructuring. Potential problem fixed income securities are current with respect to contractual principal and/or interest, but because of other facts and circumstances, management has serious concerns regarding the borrower's ability to pay future interest and principal, which causes management to believe these securities may be classified as problem or restructured in the future. Provisions for losses are recognized for declines in the value of fixed income securities that are deemed other than temporary. Such write-downs are included in realized capital gains and losses.

        The following table summarizes problem, restructured and potential problem fixed income securities at December 31, 2001 and 2000:

	2001			2000
	Amortized Cost	Fair Value	Percent of Total Fixed Income Portfolio	Amortized Cost	Fair Value	Percent of Total Fixed Income Portfolio
			(in millions)
Problem	$141	$129	0.4%	$25	$25	0.1%
Restructured	12	12	0.0	5	5	0.0
Potential problem	145	140	0.4	60	55	0.2

Total net carrying value	$298	$281	0.8%	$90	$85	0.3%

Cumulative write-downs recognized	$164			$107

        While the Company has a larger balance of securities categorized as problem, restructured or potential problem at year-end 2001 as compared to year-end 2000, primarily due to economic and market conditions during the year, the total amount of securities in these categories remains a relatively low percentage of the total fixed income portfolio.

Mortgage loans

        The Company's $5.45 billion investment in mortgage loans at December 31, 2001 and $4.35 billion at December 31, 2000 is comprised primarily of loans secured by first mortgages on developed commercial real estate. Geographical and property type diversification are key considerations used to manage the Company's mortgage loan risk.

        The Company closely monitors its commercial mortgage loan portfolio on a loan-by-loan basis. Loans with an estimated collateral value less than the loan balance, as well as loans with other characteristics indicative of higher than normal credit risk, are reviewed by financial and investment management at least quarterly for purposes of establishing valuation allowances and placing loans on non-accrual status. The underlying collateral values are based upon discounted property cash flow projections, which are updated as conditions change, or at least annually.

        A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

        The components of impaired loans at December 31 are as follows:

	2001	2000
	(in millions)
Impaired loans
With valuation allowances	$21	$16
Less: valuation allowances	(5)	(2)
Without valuation allowances	5	13

Net carrying value of impaired loans	$21	$27

        The net carrying value of impaired loans at December 31, 2001 and 2000 comprised foreclosed and delinquent loans of $12 million and $20 million, respectively, measured at the fair value of the collateral, and restructured loans of $9 million and $7 million, respectively, measured at the present value of the loan's expected future cash flows discounted at the loan's effective interest rate. Impaired loans without valuation allowances include collateral dependent loans where the fair value of the collateral is greater than the recorded investment in the loans.

        Interest income is recognized on a cash basis for impaired loans carried at the fair value of the collateral, beginning at the time of impairment. For other impaired loans, interest is accrued based on the net carrying value. The Company recognized interest income of $1 million, $1 million and $2 million on impaired loans during 2001, 2000 and 1999, respectively, of which $1 million, $1 million and $2 million was received in cash during 2001, 2000 and 1999, respectively. The average balance of impaired loans was $27 million, $33 million and $37 million during 2001, 2000 and 1999, respectively.

        Valuation allowances for mortgage loans at December 31, 2001, 2000 and 1999, were $5 million, $5 million and $8 million, respectively. There were no direct writedowns of mortgage loan gross carrying amounts for the years ended December 31, 2001, 2000 and 1999. For the years ended December 31, 2001, 2000 and 1999, net reductions to mortgage loan valuation allowances were $300 thousand, $3 million, $2 million, respectively.

        The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31:

	2001	2000
	(% of commercial mortgage portfolio carrying value)
California	16.9%	20.2%
Illinois	7.6	7.9
Florida	7.0	7.5
Texas	7.0	5.3
New Jersey	6.4	5.0
New York	5.3	6.8
Pennsylvania	5.3	5.5

        The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:

	2001	2000
	(% of commercial mortgage portfolio carrying value)
Office buildings	34.3%	36.1%
Warehouse	20.3	16.2
Retail	20.0	23.1
Apartment complex	18.4	17.5
Industrial	1.9	1.8
Other	5.1	5.3

	100.0%	100.0%

        The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2001, for loans that were not in foreclosure are as follows:

	Number of loans	Carrying value	Percent
	(in millions)
2002	65	$292	5.4%
2003	79	324	5.9
2004	55	321	5.9
2005	100	595	10.9
2006	128	736	13.5
Thereafter	621	3,182	58.4

Total	1,048	$5,450	100.0%

        In 2001, $169 million of commercial mortgage loans were contractually due. Of these, 63.5% were paid as due, 25.9% were refinanced at prevailing market terms, 5.5% were foreclosed or are in the process of foreclosure, and 5.1% were in the process of refinancing or restructuring discussions.

        In light of recent events, commercial mortgages might be adversely affected due to the inability to obtain insurance coverage to restore the related real estate or other property, thereby creating the potential for increased default risk. As interest rates on mortgage loans continue to decrease, the Company also faces the risk of prepayments and refinancing of existing mortgage loans. As these mortgages are prepaid and new ones are issued at lower rates, the Company's investment income can also be adversely impacted.

Equity securities

        The Company's equity securities portfolio was $201 million comprised of partnership investments and investments in mutual funds at December 31, 2001 compared to $473 million in 2000. The decrease is attributable to general market declines and sales of securities in 2001. Provisions for losses are recognized for declines in the value of equity securities that are deemed other than temporary and included in realized capital gains and losses.

        The equity securities portfolio includes partnership investments where the Company has virtually no influence over the operating and financial policies of the partnership. These investments are accounted for using the cost method. Partnership investments where the Company has more than a minor amount of influence over the operating and financial policies of the partnership and an ownership interest less than or equal to 50% are accounted for using the equity method of accounting. The Company has not provided any guarantees to any partners or any other parties related to these investments. The majority of the Company's partnerships invest in either real estate or private equities.

Short-Term investments

        The Company's short-term investment portfolio was $672 million and $836 million at December 31, 2001 and 2000, respectively. The Company invests available cash balances primarily in taxable short-term securities having a final maturity date or redemption date of one year or less.

Securities Lending

        The Company also participates in securities lending programs primarily as an investment yield enhancement with third parties, which mostly include large brokerage firms. The Company obtains collateral in an amount that approximates 102% of the fair value of the loaned securities and monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. At December 31, 2001, fixed income securities with a carrying value of $964 million had been loaned under these agreements. This compares to $828 million at December 31, 2000. In return for these securities, the Company receives cash that is subsequently invested and included in Short-term investments and an offsetting liability is recorded in Other Liabilities.

DEFERRED POLICY ACQUISITION COSTS

        Deferred policy acquisition costs increased $71 million or 2.4% to $3.00 billion at December 31, 2001 from $2.93 billion at December 31, 2000. In 2001, $637 million of costs were deferred and $365 million was amortized into income. Certain costs which vary with and are primarily related to acquiring business, principally agents' and brokers' remuneration, certain underwriting costs and direct mail solicitation expenses, are deferred and amortized into income over a period of time. Deferred policy acquisition costs are periodically reviewed as to recoverability and written down where necessary. For additional information, see Note 7 to the consolidated financial statements.

        The present value of future profits inherent in acquired blocks of insurance is classified as a component of deferred policy acquisition costs. The present value of future profits is amortized over the estimated life of the blocks of insurance using current crediting rates.

        To the extent unrealized gains or losses on fixed income securities carried at fair value would result in an adjustment of estimated gross profits had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded net of tax as a reduction of the unrealized capital gains or losses included in shareholder's equity. At December 31, 2001, $215 million was recorded as a reduction of unrealized capital gains or losses.

SEPARATE ACCOUNTS

        Separate Accounts assets and liabilities decreased 11.2% to $13.59 billion at December 31, 2001 from December 31, 2000. The decreases were primarily attributable to unrealized losses in the Separate Accounts' investment portfolios, partially offset by sales of variable annuity contracts. During 2001, sales of variable annuity contracts were adversely impacted by market volatility. In addition, approximately $550 million attributable to a separate account GIC product portfolio was terminated during the time period. In its place an ALIC synthetic GIC product was issued with a national amount equal to such portfolio.

        The assets and liabilities related to variable annuities, variable life contracts and certain guaranteed investment contracts are legally segregated and reflected as Separate Accounts. The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's consolidated statements of operations.

        Certain variable annuity contracts have provisions wherein the Company contractually guarantees either a minimum return or account value upon death or annuitization.

REINSURANCE RECOVERABLE

        Reinsurance recoverable increased 54.7% to $950 million at December 31, 2001 from $614 million at December 31, 2000. The increase in 2001 is due to the acquisition of an inactive licensed insurance company that continues to cede business externally, normal growth in the business reinsured and a redesign in a business relationship to reinsurance. The Company purchases reinsurance to limit aggregate and single losses on large risks while continuing to have primary liability as a direct insurer for risks reinsured. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Failure of reinsurers to honor their obligations could result in additional net losses.

        The Company purchases reinsurance after evaluating the financial condition of the reinsurer, as well as the terms and price of coverage. The Company reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements result in the passing of a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less commissions, and is liable for a corresponding proportionate amount of all benefit payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company, and settlements are made on a net basis between the companies.

        The Company cedes 90%, 80% or 60% of the mortality risk on certain term life policies, depending upon the issue year and product, to a pool of eleven reinsurers that are not affiliated with the Company or the Corporation. Beginning in 1998, the Company cedes mortality risk on new business in excess of $2 million per life for individual coverage. For business sold prior to 1998, the Company ceded mortality risk in excess of $1 million per life for individual coverage.

        As of December 31, 2001, $139 billion or 38.6% of life insurance in force was ceded to other companies that are not affiliated with the Company or the Corporation.

RESERVE FOR LIFE CONTINGENT CONTRACT BENEFITS

        The Company establishes and carries as liabilities, actuarially determined reserves that are calculated to meet its future obligations for life-contingent contract benefits. The calculation of reserves for life-contingent contract benefits includes assumptions for mortality, future investment yields, terminations and expenses at the time the policy is issued. These assumptions include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. The assumptions for mortality generally utilized in calculating reserves for life-contingent contracts include the United States population with projected calendar year improvements and age setbacks for impaired lives for structured settlement annuities; the 1983 group annuity mortality table for other immediate annuities; and actual experience plus loading for traditional life insurance. Interest rate assumptions vary from 5.5% to 11.7% for structured settlement annuities; 2.0% to 11.5% for other immediate annuities; and 4.0% to 11.3% for traditional life insurance. Other estimation techniques used in the calculation of these reserves include the present value of contractually fixed future benefits for structured settlement annuities, the present value of expected future benefits based on historical experience for other immediate annuities and the net level premium reserve method using withdrawal experience rates for traditional life insurance. Premium deficiency reserves are established, if necessary, and have been recorded for certain immediate annuities with life contingencies, to the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized.

        The Company's reserves for life contingent contract benefits are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. Reserves include claims incurred but not reported and claims reported but not yet paid. Reserves for assumed and ceded reinsurance are computed on bases essentially comparable to direct insurance reserves.

CONTRACTHOLDER FUNDS

As of December 31, 2001
(in millions)
Beginning balance	$27,676
Add:
Deposits	7,860
Credited interest	1,670
Less:
Surrenders and withdrawals	3,211
Death benefits	415
Transfers to/from Separate Accounts	1,014
Other adjustments	265

Ending balance	$32,301

        Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, death benefits, mortality charges, net Separate Accounts transfers and administrative expenses. Interest rates credited range from 3.4% to 8.0% for interest-sensitive life contracts; 3.2% to 10.0% for immediate annuities; 0.0% to 12.0% for deferred annuities (which include equity-indexed annuities that are hedged); 4.9% to 8.5% for GICs; 2.0% to 5.9% for FAs; and 2.0% to 5.7% for other investment contracts. Withdrawal and surrender charge protection includes (i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and, (ii) for deferred annuities not subject to a market value adjustment, either a declining or a level percentage charge generally over nine years or less. Approximately 25.9% of deferred annuities are subject to a market value adjustment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risk is the risk that the Company will incur losses due to adverse changes in equity, interest, commodity, or currency exchange rates and prices. The Company's primary market risk exposures are to changes in interest rates and equity prices, although the Company also has minimal exposure to changes in foreign currency exchange rates.

        The active management of market risk is integral to the Company's results of operations. The Company may use the following approaches to manage its exposure to market risk within defined tolerance ranges: 1) rebalance its existing asset or liability portfolios, 2) change the character of investments purchased in the future or 3) use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased. For a more detailed discussion of these derivative financial instruments, see Note 6 to the consolidated financial statements.

Corporate Oversight

        The Company's primary business operations provide substantial investable funds. In formulating and implementing policies for investing funds, the Company seeks to earn returns that enhance its ability to offer competitive rates and prices to customers while contributing to attractive and stable profits and long-term capital growth for the Company. Accordingly, the Company's investment decisions and objectives are a function of its underlying risks and product profiles.

        The Company administers and oversees the investment risk management processes primarily through the Boards of Directors and Investment Committees and the Credit and Risk Management Committee ("CRMC"). The Boards of Directors and Investment Committees provide executive oversight of investment activities. The CRMC is a senior investment management committee consisting of the Chief Investment Officer, the Investment Risk Manager, and other investment officers who are responsible for the day-to-day management of investment risk. The CRMC meets at least monthly to provide detailed oversight of all facets of investment risk, including market risk.

        The Company has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, the Company follows investment policies that have been approved by the respective Boards of Directors and that delineate the investment limits and strategies that are appropriate given the liquidity, surplus, product, and regulatory requirements.

        The Company manages its exposure to market risk through the use of asset allocation limits, duration limits and value-at-risk limits, through the use of simulation and, as appropriate, through the use of stress tests. Asset allocation limits place restrictions on the aggregate fair value that may be invested within an asset class. The Company has duration limits on its investment portfolios, and, as appropriate, on individual components of these portfolios. These duration limits place restrictions on the amount of interest rate risk that may be taken. Value-at-risk limits restrict the potential loss in fair value that could arise from adverse movements in the fixed income, equity and currency markets over a time interval based on historical volatilities and correlations among market risk factors. Simulation and stress tests measure downside risk to fair value and earnings over longer time intervals and/or for adverse market scenarios.

        The day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established in the investment policies. The Company has implemented a comprehensive daily measurement process, administered by the Investment Risk Manager, for monitoring compliance with limits established by the investment policies.

Interest Rate Risk

        Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from many of the Company's primary activities, as the Company invests substantial funds in interest-sensitive assets and carries significant interest-sensitive liabilities.

        In a falling interest rate environment, the risk of pre-payment of some fixed income securities increases, causing funds to be reinvested at lower yields. The Company limits this risk by weighting the investments in the fixed income portfolio with non-callable securities. The Company seeks to invest in mortgage-backed securities that are structured to minimize cash volatility and securities that provide for make-whole type pre-payment fees. Falling interest rates can also negatively impact the demand for the Company's products while increasing demand for products offered by other institutions. For example, bank certificates of deposit that do not impose surrender charges, and equity investments which may have higher average returns, could become more attractive than the Company's existing products to new and existing customers. Conversely, in a rising interest rate environment, maintaining an acceptable investment interest rate spread on inforce interest-sensitive liabilities may prompt withdrawal by contractholders. The Company manages this risk by adjusting crediting rates on certain products, at least on an annual basis, with due regard to the yield of its investment portfolio and pricing assumptions and by prudently managing interest rate risk of assets and liabilities.

        As is typical in the industry, the Company's products contain minimum rate guarantees regarding credited interest. For interest-sensitive products the minimum credited interest rates range from approximately 3% to 6%, with an approximate weighted average of 3.4%.

        The Company manages the interest rate risk inherent in its assets relative to the interest rate risk inherent in its liabilities. One of the measures the Company uses to quantify this exposure is duration. Duration measures the sensitivity of the fair value of assets and liabilities to changes in interest rates. For example, if interest rates increase 1%, the fair value of an asset with a duration of 5 is expected to decrease in value by approximately 5%. At December 31, 2001, the difference between the Company's liability and asset duration was approximately 0.1, versus a gap of 0.0 at December 31, 2000. This 0.1 duration gap indicates that the fair value of the Company's liabilities is slightly more sensitive to interest rate movements than its assets.

        The Company seeks to invest premiums and deposits to generate future cash flows that will fund future claims, benefits and expenses, and that will earn stable margins across a wide variety of interest rate and economic scenarios. In order to achieve this objective and limit its exposure to interest rate risk, the Company adheres to a philosophy of managing the duration of assets and related liabilities. The Company uses interest rate swaps, futures, forwards, caps and floors to reduce the interest rate risk resulting from duration mismatches between assets and liabilities. In addition, the Company uses financial futures and other derivative instruments to hedge the interest rate risk related to anticipatory purchases and sales of investments and product sales to customers.

        To calculate duration, the Company projects asset and liability cash flows and discounts them to a net present value basis using a risk-free market rate adjusted for credit quality, sector attributes, liquidity and other specific risks. Duration is calculated by revaluing these cash flows at alternative levels of interest rates, and determining the percentage change in fair value from the base case. The cash flows used in the model reflect the expected maturity and repricing characteristics of the Company's derivative financial instruments, all other financial instruments (as described in Note 6 to the consolidated financial statements), and certain non-financial instruments including interest-sensitive annuity liabilities. The projections include assumptions (based upon historical market experience and Company specific experience) reflecting the impact of changing interest rates on the prepayment, lapse, leverage and/or option features of financial instruments, where applicable. The assumptions utilized relate primarily to mortgage-backed securities, collateralized mortgage obligations, callable corporate and municipal obligations, and fixed rate single and flexible premium deferred annuities.

        Based upon the information and assumptions the Company uses in its duration calculation, and interest rates in effect at December 31, 2001, management estimates that a 100 basis point immediate, parallel increase in interest rates ("rate shock") would decrease the net fair value of its assets and liabilities identified above by approximately $167 million, versus $129 million at December 31, 2000. However, there are $4.30 billion of assets supporting life insurance products that are not financial instruments and have not been included in the above analysis. This amount has increased from $3.80 billion in assets reported at December 31, 2000. According to the duration calculations, in the event of a 100 basis point immediate increase in interest rates, these assets would decrease in value by $173 million, versus a decrease of $149 million reported for December 31, 2000. The selection of a 100 basis point immediate parallel increase in interest rates should not be construed as a prediction by the Company's management of future market events, but only as an illustration of the potential impact of such an event.

        To the extent that actual results differ from the assumptions used, the Company's duration and rate shock measures could be significantly impacted. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Equity Price Risk

        Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2001, the Company had approximately $3.8 million in common stocks and $754 million in other equity investments (including primarily convertible securities that are reflected as a component of Fixed income securities on the Consolidated Statement of Financial Position). These amounts were $299 million and $638 million, respectively, at December 31, 2000.

        At December 31, 2001, the Company's portfolio of equity instruments had a beta of approximately 0.68. Beta represents a widely accepted methodology to describe, in mathematical terms, an investment's market risk characteristics relative to the Standard and Poor's 500 Composite Price Index ("S&P 500"). For example, if the S&P 500 decreases by 10%, management estimates that the fair value of its equity portfolio will decrease by approximately 6.8%. Likewise, if the S&P 500 increases by 10%, management estimates that the fair value of its equity portfolio will increase by approximately 6.8%. At December 31, 2000, the Company's equity portfolio had a beta of 0.75.

        Based upon the information and assumptions the Company uses in its beta calculation and in effect at December 31, 2001, management estimates that an immediate decrease in the S&P 500 of 10% would decrease the net fair value of the Company's equity portfolio identified above by approximately $51 million, versus $70 million at December 31, 2000. The selection of a 10% immediate decrease in the S&P 500 should not be construed as a prediction by the Company's management of future market events, but only as an illustration of the potential impact of such an event.

        Beta was determined by regressing the monthly stock price movements of the equity portfolio against movements in the S&P 500 over a three-year historical period. Since beta is historically based, projecting future price volatility using this method involves an inherent assumption that historical volatility and correlation relationships will remain stable. Therefore, the results noted above may not reflect the Company's actual experience if future volatility and correlation relationships differ from such historical relationships.

        At December 31, 2001, the Company had Separate Accounts assets with account values totaling $13.59 billion. This is a decrease from the $15.30 billion of variable contracts' funds at December 31, 2000. The Company earns contract charges as a percentage of account values. In the event of an immediate decline of 10% in the account values due to equity market declines, the Company would earn approximately $21 million less in annualized fee income.

        Generally at the time of purchase, the contractholders of a variable annuity contract receive a minimum death benefit guarantee and, for certain contracts, may elect to purchase an enhanced, minimum death benefit guarantee or a minimum income benefit guarantee. The Company charges a fee for these guarantees that is generally calculated as a percentage of the account value. Both guarantees subject the Company to additional equity risk as the beneficiary or contractholder may receive a benefit for an amount greater than the fund balance under contractually defined circumstances and terms. Guaranteed amounts for death benefits may be payable upon death, while guaranteed minimum income benefits may be payable on or after the ten-year anniversary of the contract if the contractholder elects to receive a defined stream of payments ("annuitize").

        Substantially all of the Company's variable annuity contracts in force contain some type of death benefit guarantee. In general, the types of guarantees offered include a return of premium, the highest anniversary value or a guaranteed compound earnings rate on the initial deposit over the contract period. At December 31, 2001 the guaranteed value in excess of the account value, payable if all contractholders were to die is estimated to be $2.36 billion, net of reinsurance. However, the estimated present value of expected future payments for guaranteed death benefits, net of estimated fee revenue, is approximately $31 million at December 31, 2001. In the event of an immediate decline of 10% in contractholders' account values at December 31, 2001 due to equity market declines, payments for guaranteed death benefits may increase by $19 million during the next year, based on expected mortality rates, net of reinsurance recoveries. The selection of a 10% immediate decrease should not be construed as a prediction by management of future market events, but only as an example to illustrate the potential impact to earnings and cash flow of equity market declines as a result of this guarantee. Also, the actual mortality rates experienced by the Company in the future may not be consistent with the rates expected by the Company.

        Minimum income benefit guarantees offered by the Company include the right to annuitize based on the highest account value at any contract anniversary date or a guaranteed compound earnings rate based on the initial account value over the specified contract period. The Company began offering these guarantees in certain of its variable contracts in 1998, therefore, the benefits will be available for election by the contractholders beginning in 2008. The guaranteed value in excess of contractholders' account values at December 31, 2001, was approximately $388 million, net of reinsurance. The estimated present value of expected future payments for minimum income benefit guarantees, net of estimated fee revenues, is approximately $(12) million at December 31, 2001. In the event of an immediate decline of 10% in contractholders' account values at December 31, 2001 due to equity market declines, there would be no near term impact to the Company's earnings or cash flow. The selection of a 10% immediate decrease should not be construed as a prediction by management of future market events, but only as an example to illustrate the potential impact to earnings and cash flow of equity market declines as a result of this guarantee. The guaranteed value in excess of current account value represents the amount that would be payable if all contractholders could elect to annuitize and chose to make that election at December 31, 2001. As previously stated, these benefits are not available for election until 2008 at the earliest.

        Growth in variable contracts in the future, stemming from both new sales as well as market value appreciation, will increase the Company's amount of overall exposure to equity price risk embedded in these contracts. An increase in the equity markets above December 31, 2001 levels will increase the contractholder returns on these products, thereby decreasing the risk of utilizing these guarantees on the inforce business. A decrease in the equity markets that causes a decrease in the variable contracts' fund balances will increase the equity risk profile of the inforce business.

        In addition to the above, at December 31, 2001 and December 31, 2000, the Company had approximately $1.40 billion and $1.38 billion, respectively, in equity-indexed annuity liabilities that provide customers with contractually guaranteed participation in a portion of the price appreciation of the S&P 500. The Company hedges the risk associated with the price appreciation component of equity-indexed annuity liabilities through the purchase and sale of equity-indexed options, futures, swap futures, and futures options and eurodollar futures, maintaining risk within specified value-at-risk limits.

        The Company also is exposed to equity risk in DAC. DAC represents certain costs that are primarily related to acquiring business. These costs are expensed as premiums on the related business are earned or are expensed in relation to the estimated gross profits of the related business. Projected fee income and guaranteed benefits payable are components of the estimated gross profits for these contracts sold through Separate Accounts. For a more detailed discussion of DAC, see Note 2 to the consolidated financial statements.

Foreign Currency Exchange Rate Risk

        Foreign currency risk is the risk that the Company will incur economic losses due to adverse changes in foreign currency exchange rates. This risk arises from the Company's foreign equity investments. The Company also has certain fixed income securities and liabilities that are denominated in foreign currencies and uses derivatives to hedge the foreign currency risk of these securities and liabilities (both principal and interest payments). To manage the Company's counterparty exposure risk with respect to foreign currency derivatives, such derivatives used in conjunction with medium-term note programs are covered by Collateral Support Annexes with the derivative counterparties. Such annexes require the posting of collateral above certain exposure thresholds, which limits the amount of overall counterparty exposure either party has to the other.

        At December 31, 2001, the Company had approximately $4.5 million in foreign currency denominated equity securities and no investment in foreign subsidiaries. These amounts were $63.9 million and $8.6 million, respectively, at December 31, 2000. The decrease in net investment in foreign subsidiaries is due to the sale of the last remaining foreign subsidiary. At December 31, 2001, the Company had $1.31 billion of medium-term note liabilities denominated in foreign currencies versus $571.7 million at December 31, 2000.

        Based upon the information and assumptions in effect at December 31, 2001, management estimates that, holding everything else constant, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which the Company is exposed would decrease the net fair value of its foreign currency denominated instruments by approximately $0.45 million, versus $7.3 million at December 31, 2000. The selection of a 10% immediate decrease in all currency exchange rates should not be construed as a prediction by the Company's management of future market events, but only as an illustration of the potential impact of such an event. The Company's currency exposure is diversified across approximately 11 countries, down from 27 at December 31, 2000. The largest individual exposures at December 31, 2001 are to France (49%) and the UK (22%). The largest individual exposures were the UK (16%) and Japan (15%) at December 31, 2000. The Company's primary regional exposure is to Western Europe with approximately 99% at December 31, 2001 versus 63% at December 31, 2000.

        The modeling technique the Company uses to report its currency exposure does not take into account correlation among foreign currency exchange rates or correlation among various markets (i.e., the foreign exchange, equity and fixed income markets). Even though the Company believes it to be unlikely that all of the foreign currency exchange rates to which it is exposed would simultaneously decrease by 10%, the Company finds it meaningful to "stress test" its portfolio under this and other hypothetical extreme adverse market scenarios. The Company's actual experience may differ from the results noted above if future experience does not correspond with the correlation assumptions that the Company has used, or if events occur that were not included in the methodology, such as significant liquidity or market events.

CAPITAL RESOURCES AND LIQUIDITY

Capital resources

        The Company's capital resources consist of shareholder's equity. The following table summarizes the Company's capital resources at the end of the last three years:

	2001	2000	1999
	(in millions)
Redeemable preferred stock	$90	$209	$183
Common stock and retained income	4,670	4,357	3,972
Accumulated other comprehensive income	637	559	210

Total shareholder's equity	$5,397	$5,125	$4,365

Shareholder's equity

        Shareholder's equity increased at December 31, 2001 due to Net income and increased unrealized capital gains. AIC made a capital contribution to Allstate Life of all of the issued and outstanding

Allstate Life Preferred Stock, Series B, resulting in an increase in additional paid-in capital of $117 million. Shareholder's equity increased in 2000 due to Net income, an increase in unrealized capital gains and the issuance of additional shares of redeemable preferred stock—Series A. (See Note 12 to the consolidated financial statements for further discussion of preferred stock.) Shareholder's equity decreased in 1999 as Net income was offset by a decline in unrealized capital gains.

Debt

        The Company had no outstanding debt at December 31, 2001, 2000 or 1999, respectively. The Company has entered into an inter-company loan agreement with the Corporation. The amount of inter-company loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. No amounts were outstanding for the Company under the inter-company loan agreement at December 31, 2001, 2000 or 1999. The Corporation uses commercial paper borrowings and bank lines of credit to fund inter-company borrowings.

Financial ratings and strength

        Financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies and, generally, may be expected to have an effect on an insurance company's sales. On an ongoing basis, rating agencies review the financial performance and condition of insurers. A downgrade, while not expected, could have a material adverse effect on the Company's business, financial condition and results of operations. Allstate Life's current financial strength ratings are listed below:

Rating Agency	Rating	Rating Structure
Moody's Investors Service, Inc.	Aa2 ("Excellent")	Second highest of nine ratings categories and mid-range within the category based on modifiers (e.g., Aa1, Aa2 and Aa3 are "Excellent")
Standard & Poor's Ratings Services	AA+ ("Very Strong")	Second highest of nine ratings categories and highest within the category based on modifiers (e.g., AA+, AA and AA- are "Very Strong")
A.M. Best Company, Inc.	A+ ("Superior")	Highest of nine ratings categories and second highest within the category based on modifiers (e.g., A++ and A+ are "Superior" while A and A- are "Excellent")

        In February 2002, Standard & Poor's affirmed its December 31, 2001 ratings. Standard & Poor's revised its outlook for Allstate Life and its rated subsidiaries and affiliates to "negative" from "stable." This revision is part of an ongoing life insurance industry review recently initiated by Standard & Poor's. Moody's and A.M. Best reaffirmed all of Allstate Life's and its rated subsidiaries' ratings and outlooks.

        The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The standard is based on a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula, which regulators use to assess the sufficiency of an insurer's capital, measures the risk characteristics of a company's assets, liabilities and certain off-balance sheet items. RBC is calculated by applying factors to various asset, premium and liability items. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with less underlying risk.    At December 31, 2001, RBC for each of the Company's domestic insurance companies was significantly above levels that would require regulatory actions.

        The NAIC has also developed a set of financial relationships or tests known as the Insurance Regulatory Information System to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that require special attention or action by insurance regulatory authorities. The NAIC analyzes data provided by insurance companies using prescribed financial data ratios each with defined "usual ranges." Generally, regulators will begin to monitor an insurance company if its ratios fall outside the usual ranges for four or more of the ratios. If an insurance company has insufficient capital, regulators may act to reduce the amount of insurance it can issue. Allstate Life and its insurance subsidiaries are currently not under regulatory scrutiny based on these ratios.

Liquidity

        The principal sources of funds for the Company include the following activities:

  Sources of funds
  Statutory premiums and deposits
  Reinsurance recoveries
  Receipts of principal, interest and dividends on investments
  Funds from investment repurchase agreements, securities
      lending, dollar roll and lines of credit agreements
  Inter-company loans
  Dividends from subsidiaries

        The principal uses of funds for the Company include the following activities:

  Uses of funds
  Payment of contract benefits, maturities, surrenders and withdrawals
  Reinsurance cessions and payments
  Operating expenses
  Purchase of investments
  Repayment of investment repurchase agreements, securities lending, dollar roll and lines of credit agreements
  Repayment of inter-company loans
  Dividends to AIC

        The following table summarizes cash flows for the years ended December 31:

	2001	2000	1999
	(in millions)
Cash flow provided by (used in):
Operating activities	$1,753	$1,299	$1,045
Investing activities	(4,699)	(3,577)	(2,902)
Financing activities	3,018	2,268	1,818

Net increase (decrease) in cash	$72	$(10)	$(39)

        The Company's operations typically generate substantial positive cash flows from operations as most premiums are received in advance of the time when benefit payments are required. These positive operating cash flows are expected to continue to meet the liquidity requirements of the Company.

        Dividends to Allstate Life from its domestic insurance subsidiaries and dividends Allstate Life can pay to AIC are subject to restriction under the insurance company holding act of the insurance company's state of domicile. The payment of dividends by Allstate Life is limited by Illinois insurance law to formula amounts based on statutory net income and statutory surplus, as well as the timing and amount of dividends paid in the preceding twelve months. Based on 2001 statutory net income, the maximum amount of dividends Allstate Life will be able to pay without prior Illinois Department of Insurance approval at a given point in time during 2002 is $273 million, less dividends paid during the preceding twelve months measured at that point in time. At December 31, 2001, Allstate Life has paid a total of $172 million during the preceding twelve months. On March 28, 2002, Allstate Life paid a dividend of $44 million to AIC.

        Allstate Life's insurance subsidiaries are domiciled in Illinois, New York, Arizona and Nebraska. Except for those domiciled in New York and one in Nebraska, Allstate Life has 100% intercompany reinsurance agreements in place with its domestic insurance subsidiaries. Only assets supporting capital and Separate Accounts remain in these subsidiaries. The maximum amount of dividends Allstate Life's domestic insurance subsidiaries will be able to pay without prior approval of their respective departments of insurance in 2002 is $45 million. In the twelve-month period beginning January 1, 2001, Allstate Life's domestic insurance subsidiaries paid dividends of $45 million, which represented an extraordinary dividend from a subsidiary no longer writing new business.

        The maturity structure of the Company's fixed income securities, which represent 84.0% of total investments at December 31, 2001, is managed to meet the anticipated cash flow requirements of the underlying liabilities. 57.2% of the fixed income securities are invested in liquid asset classes including publicly traded corporate bonds, MBSs and ABSs. Additionally, the Company actively participates in repurchase and dollar roll transactions to meet temporary liquidity requirements and to support advance purchases of investments. These transactions are subject to borrowing limits and collateral requirements in certain situations, which are monitored by the Company and reviewed regularly.

        A portion of the Company's diversified product portfolio, primarily fixed annuity and interest-sensitive life insurance products, is subject to discretionary surrender and withdrawal by contractholders. Total surrender and withdrawal amounts were $2.95 billion, $3.67 billion and $2.75 billion in 2001, 2000 and 1999, respectively. As the Company's interest-sensitive life policies and annuity contracts in force grow and age, the dollar amount of surrenders and withdrawals could increase. While the overall amount of surrenders may increase in the future, a significant increase in the level of surrenders relative to total contractholder account balances is not anticipated.

        Management performs actuarial tests on the impact to cash flows of surrenders and other actions under various interest rate scenarios. Based on these tests, management believes that future cash flows are expected to be sufficient to meet future benefit obligations to the Company's contractholders under various interest rate scenarios.

        The following table summarizes liabilities for interest-sensitive products by their contractual withdrawal provisions at December 31, 2001. Approximately 12.6% of these liabilities is subject to discretionary withdrawal without adjustment.

2001
($ in millions)
Not subject to discretionary withdrawal	$7,839
Subject to discretionary withdrawal with adjustments:
Specified surrender charges(1)	11,532
Market value	8,728
Subject to discretionary withdrawal without adjustments	4,031

Total	$32,130

(1)
Includes $5.1 billion of liabilities with a contractual surrender charge of less than 5% of the account balance.

        The Company is also exposed to interest rate risk on certain insurance liabilities. Decreases in interest rates can lead contractholders to surrender their contracts.

        As of December 31, 2001, the Company had $2.1 billion of putable Funding Agreements of varying lengths of putable periods ranging from seven to three hundred sixty five days. At December 31, 2001, the average put period was 226 days.

        Established external sources of short-term liquidity include lines of credit, dollar rolls and repurchase agreements, which in the aggregate, could provide over $1.90 billion of additional liquidity at December 31, 2001. Allstate Life and its subsidiaries also have access to approximately $48.0 billion of potential liquidity from their portfolios of marketable investment securities and the ability to issue new insurance contracts. A significant portion of the investment portfolio has favorable liquidity characteristics but with variation by asset class, including for example $11.36 billion of privately placed corporate obligations and $5.45 billion of mortgage loans. The ability to transfer funds between insurance subsidiaries is subject to various regulatory requirements.

        The events and circumstances that could constrain the Corporation's liquidity, and therefore the Company's liquidity, include a catastrophe resulting in extraordinary losses, a downgrade in the Corporation's current long-term debt rating of A1 and A+ (from Moody's and Standard & Poor's, respectively) to non-investment grade status of below Baa3/BBB-, a downgrade in AIC's financial strength rating from Aa2,AA and A+ (from Moody's, Standard & Poor's and A.M. Best, respectively) to below Baa/BBB/B, or a downgrade in Allstate Life's financial strength rating from Aa2/AA+/A+ (from Moody's, Standard & Poor's and A.M. Best, respectively) to below Aa3/AA-/A-. The rating agencies also consider the interdependence of the Corporation's individually rated entities, and therefore a rating change in one entity could potentially affect the ratings of other related entities. The Corporation considers the occurrence of any of these events to be remote. In addition, there are no known trends, demands, commitments, events or uncertainties that could significantly constrain the Corporation's liquidity which management considers reasonably likely to occur.

        During the second quarter of 2001, the Corporation replaced its primary credit facility and currently maintains three credit facilities totaling $1.20 billion as a potential source of funds to meet short-term liquidity requirements. The Company is a party to the following two credit facilities: a $575 million five-year revolving line of credit expiring in 2006 and a $575 million 364-day revolving line of credit expiring in the second quarter of 2002. The rights to borrow on the five-year and 364-day lines of credit are subject to requirements that are customary for facilities of this size, type and purpose. For example, the Corporation's ratio of total debt to total capital (as defined in the agreements) cannot exceed a designated level. This requirement is currently being met and management expects to continue to meet it in the future. The Company has direct access to the two $575 million dollar lines of credit. There were no borrowings under either of these lines of credit during 2001. The Corporation guarantees payment of all amounts due under the agreements. The total amount outstanding at any point in time of the Corporation and its subsidiaries, including the Company, under the combination of the Corporation's commercial paper program and the three credit facilities is limited to $1.20 billion.

        The following table summarizes the contractual obligations of the Company as of December 31, 2001 and the payments due by period:

	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(in millions)
Securities Lending, Dollar Rolls, and Repurchase Agreements(1)	$1,450	$1,450	$—	$—	$—
GIC's/Funding Agreements (non-putable)(2)	5,758	812	2,438	1,284	1,224
Funding Agreements (putable/callable)(2)	2,120	1,597	523	—	—
Operating Leases(3)	2	1	1	—	—

Total Contractual Cash Obligations	$9,330	$3,860	$2,962	$1,284	$1,224

(1)
Securities lending, dollar rolls and repurchase transactions are typically fully collateralized with marketable securities. The Company's principal operating subsidiaries manage their short-term liquidity position to ensure the availability of a sufficient amount of liquid assets to extinguish liabilities as they come due in the normal course of business.

(2)
The putable/callable Funding Agreement program as well as the non-putable Funding Agreement and GIC programs, are very closely asset/liability duration matched by the Company. Accordingly, upon surrender or maturity of the related contracts the Company maintains assets with a sufficient market value to extinguish the liabilities in the normal course of business.

(3)
The liquidity requirements of long-term debt, operating leases, unconditional purchase and other obligations are managed within the structure of the Company's intermediate to long-term liquidity management program.

        The following is a distribution in U.S. Dollars of funding agreements (non-putable) by currency at December 31, 2001:

Currency	2001
(in millions)
Australian Dollar	$152
Swiss Franc	358
Euro	28
British Pound	646
United States Dollar	2,295

$3,479

All foreign currency denominated funding agreements have been swapped to U.S. Dollars.

        The following table summarizes the contractual commitments of the Company as of December 31, 2001 and the payments due by period.

	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(in millions)
Guarantees(1)	$5,208	$305	$1,276	$633	$2,994
Other Commitments—Conditional(2)	153	153	—	—	—
Other Commitments—Unconditional(2)	49	—	—	9	40

Total Commitments	$5,410	$458	$$1,276	$642	$3,034

(1)
Approximately $4.83 billion (or 92.7%) of this balance relates to Synthetic GICs. Synthetic GICs are a fee based insurance product purchased by pension trusts to obtain book value treatment for their defined contribution plans. The coverage provides for a benefit payment in the event the plan experiences heavy withdrawal activity due to allowable participant initiated events. The product has been offered since 1996 without experiencing a call on the guarantee. Coverage is provided to approximately 125 companies with contracts ranging from in size from $1 million to $528 million. The Company's underwriting activities closely monitor each arrangement. At December 31, 2001, the market value of the plan assets was valued on average at 102% of the book value of the guarantee. This ratio typically ranges from 99% to 101%.

(2)
Represents investment commitments such as private placements and mortgage loans.

        The Company's use of off-balance sheet arrangements is limited to one SPE used to issue global medium- term notes ("GMTNs") to institutional investors. Management of the Corporation has not invested in the SPE. At December 31, 2001, the SPE used to issue GMTNs had assets and liabilities of $1.62 billion, respectively, and in excess of $48 million of unrelated third party equity. The funding agreements issued by the Company to the SPE are reported on the consolidated statements of financial position as a component of contractholder funds.

        The Company has inter-company agreements in place that relate to insurance, reinsurance, loans, capitalization and the performance of various services (generally at cost). All material inter-company transactions have appropriately been eliminated in consolidation. Inter-company transactions among insurance subsidiaries and affiliates have been approved by the applicable state's of domicile department of insurance as required under applicable laws.

REGULATION AND LEGAL PROCEEDINGS

        The Company's business is subject to the effects of a changing social, economic and regulatory environment. State and federal regulatory initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance businesses, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles and the overall expansion of regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

        The Company is defending various lawsuits involving sales practices such as breach of contract, licensing and other business conduct. One statewide class action alleges that Allstate Life and an affiliate violated Florida insurance statutes in the sale of credit insurance. The judge has granted a partial summary judgment against Allstate Life and the affiliate, however, damages have not yet been determined. The Company is vigorously defending these lawsuits. The outcome of these disputes is currently uncertain.

        Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial and/or indeterminate amounts (including punitive and treble damages) and the outcomes of which are unpredictable. This litigation is based on a variety of issues. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

State Insurance Regulation

        State insurance authorities have broad administrative powers with respect to all aspects of the life insurance business including:

  •
  Licensing to transact business

  •
  Licensing agents

  •
  Admittance of assets to support statutory surplus

  •
  Approving policy forms

  •
  Regulating unfair trade and claims practices

  •
  Establishing reserve requirements and solvency standards

  •
  Regulating the type, amounts and valuations of investments permitted and other matters

        State insurance laws require Allstate Life and its subsidiaries to file financial statements with insurance departments in all states in which the Company does business. The operations of the Company and the accounts are subject to examination by those departments at any time. The Company prepares statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

        State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC. In addition, the Company is required to file annually, audited statutory-basis financial statements with the NAIC and state insurance departments.

Market Conduct Regulation

        State insurance laws and regulations include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales practices and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations.

Federal Regulation and Securities Operations

        The Company's variable annuity and variable life insurance products are considered securities within the meaning of federal and state securities laws and generally are registered under the Securities Act of 1933 and are subject to regulation by the SEC, the National Association of Securities Dealers ("NASD") and state securities regulations. The Company's Separate Accounts are registered as investment companies under the Investment Company Act of 1940.

        Allstate Life also has several subsidiaries that are registered as broker-dealers under the Securities Exchange Act of 1934 and are subject to regulation by the SEC, including but not limited to the SEC's net capital rules. These broker-dealers are members of, and are subject to regulation by, the NASD. These organizations conduct examinations of and have adopted rules governing their member broker-dealers. These rules cover many aspects of the securities business, including sales methods and trading practices. The regulations cover the suitability of investments for individual customers, use and safekeeping of customers' funds and securities, capital adequacy, record keeping, financial reporting and the conduct of directors, officers and related personnel.

        In addition, Allstate Life has several subsidiaries that are registered as investment advisers under the Investment Advisers Act of 1940, and, therefore, are subject to regulation by the SEC.

Guaranty Funds

        Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. A company's assessment is typically proportional to its business written in a particular state. The Company's guaranty fund assessments have been immaterial.

PENDING ACCOUNTING STANDARDS

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and other Intangible Assets", which eliminates the requirement to amortize goodwill, and requires that goodwill and separately identified intangible assets with indefinite lives be tested for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value as opposed to an undiscounted basis. SFAS No. 142 is effective January 1, 2002. A transitional goodwill impairment test is required to be completed within the first six months of adoption with any resulting goodwill impairment charge recognized as a cumulative effect of a change in accounting principle in the consolidated statements of operations and other comprehensive income. As of December 31, 2001, the Company's unamortized goodwill balance was $13 million and goodwill amortization expense recognized during 2001 was $627 thousand. Transitional goodwill impairment testing is being conducted and the impacts are not expected to be material to the consolidated results of operations or financial position of the Company.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. SFAS No. 144 also amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that long-lived assets held for sale be recorded at the lower of carrying value or fair value less cost to sell. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be disposed of other than by sale are considered held and used until disposed. The adoption of SFAS No. 144 on January 1, 2002 is not expected have a material impact on either the consolidated financial position or results of operations of the Company.

        In December 2001, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others", which is effective for interim and annual financial statements issued for the fiscal year beginning after December 15, 2001. The SOP conforms accounting and financial reporting practices for certain lending and financing activities, eliminating various specialized accounting practices that developed from the issuance of AICPA finance company, bank, and credit union audit guides. The SOP also explicitly incorporates lending and financing activities of insurance companies within its scope. The Company's adoption of SOP 01-6 is not expected to have a material effect on the consolidated results of operations or financial position.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

        This document contains "forward-looking statements" that anticipate results based on management's plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

        Forward looking statements do not relate strictly to historical or current facts and may be identified by their use of words like "plans," "expects," "will," "anticipates," "estimates," "intends," "believes," "likely," and other words with similar meanings. These statements may address, among other things, the Company's strategy for growth, product development, regulatory approvals, market position, expenses, financial results and reserves. Forward-looking statements are based on management's current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate. However, management believes that our forward-looking statements are based on reasonable, current expectations and assumptions. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

        If the expectations or assumptions underlying the forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those communicated in these forward-looking statements. In addition to the normal risks of business, the Company is subject to significant risk factors, including those listed below which apply to it as an insurance business and a provider of other financial services.

  •
  There is uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance and recoverables. This uncertainty arises from a number of factors, including whether losses meet the qualifying conditions of the reinsurance contracts and if the reinsurers have the financial capacity and willingness to pay.

  •
  Currently, the Corporation is examining the potential exposure, if any, of its insurance operations from acts of terrorism. The Corporation is also examining how best to address this exposure, if any, considering the interests of policyholders, shareholders, the lending community, regulators and others. The Company does not have exclusions for terrorist events included in its life insurance policies. In the event that a terrorist act occurs, the Company may be adversely impacted, depending on the nature of the event. With respect to the Company's investment portfolio, in the event that commercial insurance coverage for terrorism becomes unavailable or very expensive, there could be significant adverse impacts on some portion of the Company's portfolio, particularly in sectors such as airlines and real estate. For example, commercial mortgages or certain debt obligations might be adversely affected due to the inability to obtain coverage to restore the related real estate or other property, thereby creating the potential for increased default risk.

  •
  Changes in market interest rates can have adverse effects on the Company's investment portfolio, investment income, product sales, results of operations and retention of existing business. Increasing market interest rates have an adverse impact on the value of the investment portfolio, for example, by decreasing unrealized capital gains on fixed income securities. Declining market interest rates could have an adverse impact on the Company's investment income as the Company reinvests proceeds from positive cash flows from operations and from maturing and called investments into new investments that could be yielding less than the portfolio's average rate. Changes in interest rates could also reduce the profitability from spread-based products, particularly fixed annuities and structured financial products, as the difference between the amount that the Company is required to pay on such products and the rate of return earned on the general account investments could be reduced. Changes in market interest rates as compared to rates offered on some of the Company's products could make those products less attractive if competitive investment margins are not maintained, leading to lower sales and/or changes in the level of surrenders and withdrawals on these products. Additionally, unanticipated surrenders could cause acceleration of amortization of DAC and thereby increase expenses and reduce current period profitability. The Company seeks to limit its exposure to this risk on its products by offering a diverse group of products, periodically reviewing and revising crediting rates and providing for surrender charges in the event of early withdrawal.

  •
  The impact of decreasing Separate Accounts balances resulting from volatile market conditions, underlying fund performance, and sales management practices could cause contract charges realized by the Company to decrease and lead to an increase of the exposure to pay guaranteed minimum income and death benefits.

  •
  In order to meet the anticipated cash flow requirements of its obligations to policyholders, from time to time the Company adjusts the effective duration of investments, liabilities for contractholder funds and reserves for life-contingent contract benefits. Those adjustments may have an impact on the value of the investment portfolio, investment income, interest credited to contractholder funds and the investment margin.
  •
  The Company amortizes DAC related to contractholder funds in proportion to gross profits over the estimated lives of the contract periods. Periodically, the Company updates the assumptions underlying the gross profits, which include estimated future fees, investment margins and operating costs and expenses, in order to reflect actual experience. Updates to these assumptions result in adjustments to the cumulative amortization of DAC. These adjustments may have a material effect on results of operations.

  •
  It is possible that the assumptions and projections used by the Company in establishing prices for the guaranteed minimum death benefits and guaranteed minimum income benefits on variable annuities, particularly assumptions and projections about investment performance, do not accurately anticipate the level of costs that the Company will ultimately incur in providing these benefits.

  •
  Management believes the reserves for life-contingent contract benefits are adequate to cover ultimate policy benefits, despite the underlying risks and uncertainties associated with their determination when payments will not be made until well into the future. Reserves are based on many assumptions and estimates, including estimated premiums to be received over the assumed life of the policy, the timing of events covered by the insurance policy, the amount of contract benefits to be paid and the investment returns on the assets purchased with the premiums received. The Company periodically reviews and revises its estimates. If future experience differs from assumptions, it may have a material impact on results of operations.

  •
  Under current U.S. tax law and regulations, deferred and immediate annuities and life insurance, including interest-sensitive products, receive favorable policyholder tax treatment. Any legislative or regulatory changes that adversely alter this treatment are likely to negatively affect the demand for these products. In addition, recent changes in the federal estate tax laws will affect the demand for the types of life insurance used in estate planning.

  •
  The Company distributes some of its products under agreements with other members of the financial services industry that are not affiliated with the Company. Termination of one or more of these agreements due to, for example, changes in control of any of these entities, could have a detrimental effect on the Company's sales. This risk may be exacerbated due to the enactment of the Gramm-Leach-Bliley Act of 1999, which eliminated many federal and state law barriers to affiliations among banks, securities firms, insurers and other financial service providers.

  •
  The Corporation maintains three credit facilities totaling $1.20 billion as a potential source of funds to meet short-term liquidity requirements. The Company has access to the following two credit facilities: a $575 million five-year revolving line of credit expiring in 2006 and a $575 million 364-day revolving line of credit expiring in 2002. The rights to borrow on the five-year and 364-day lines of credit are subject to the requirement that the Corporation's ratio of total debt to total capital (as defined in the agreements) not exceed a designated level. The ability of the Corporation to meet the requirement is dependent upon its financial condition.

  •
  The Company's liquidity could be constrained by a catastrophe which results in extraordinary losses, a downgrade of the Corporation's current long-term debt rating of A1 and A+ (from Moody's and Standard & Poor's, respectively) to non-investment grade status of below Baa3/BBB-, a downgrade in AIC's financial strength rating from Aa2, AA and A+ (from Moody's Standard & Poor's and A.M. Best, respectively) to below Baa/BBB/B, or a downgrade in the Company's financial strength rating from Aa2, AA+ and A+ (from Moody's Standard & Poor's and A.M. Best, respectively) to below Aa3/AA-/A-.

  •
  The events of September 11 and the resulting disruption in the financial markets revealed weaknesses in the physical and operational infrastructure that underlies the U.S. and worldwide financial systems. Those weaknesses did not impair the Company's liquidity in the wake of September 11. However, if an event of similar or greater magnitude occurred in the future and if the weaknesses in the physical and operational infrastructure of the U.S. and worldwide financial systems are not remedied, the Company could encounter significant difficulties in transferring funds, buying and selling securities and engaging in other financial transactions that support its liquidity.

  •
  Financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies and, generally, may be expected to have an effect on an insurance company's business. On an ongoing basis, rating agencies review the financial performance and condition of insurers. A downgrade of either the Company or Allstate, while not expected, could have a material adverse effect on the Company's sales, including the competitiveness of the Company's product offerings, its ability to market products, and its financial condition and results of operations.

  •
  State insurance regulatory authorities require insurance companies to maintain specified levels of statutory capital and surplus. In addition, competitive pressures generally require Allstate Life and its subsidiaries to maintain financial strength ratings. These restrictions affect Allstate Life's insurance subsidiaries' ability to pay shareholder dividends to Allstate Life and use their capital in other ways.

  •
  A portion of the unrealized capital gains or losses included as a component of shareholder's equity relating to non-exchange traded marketable investment securities accounted for at fair value is internally developed using widely accepted valuation models and independent third party data as model inputs. A decrease in these values would negatively impact the Corporation's and the Company's debt-to-capital ratio.

  •
  Changes in the fair value of certain non-exchange traded derivative contracts where fair value is internally developed using widely accepted valuation models and independent third party data as model inputs are included in operating income, net income or as a component of shareholder's equity. A decrease in the fair value of these non-exchange traded derivative contracts would negatively impact the Company's operating income, net income and shareholder's equity, assets and liabilities.

  •
  Following enactment of the Gramm-Leach-Bliley Act of 1999, federal legislation that allows mergers that combine commercial banks, insurers and securities firms, state insurance regulators have been collectively participating in a reexamination of the regulatory framework that currently governs the U. S. insurance business in an effort to determine the proper role of state insurance regulation in the U. S. financial services industry. We cannot predict whether any state or federal measures will be adopted to change the nature or scope of the regulation of the insurance business or what affect any such measures would have on the Company.

  •
  The Gramm-Leach-Bliley Act of 1999 permits mergers that combine commercial banks, insurers and securities firms under one holding company. Until passage of the Gramm-Leach-Bliley Act, the Glass Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses and the Bank Holding Company Act of 1956 had restricted banks from being affiliated with insurers. With the passage of the Gramm-Leach-Bliley Act, bank holding companies may acquire insurers and insurance holding companies may acquire banks. In addition grandfathered unitary thrift holding companies, including the Corporation, may engage in activities that are not financial in nature. The ability of banks to affiliate with insurers may materially adversely affect all of the Company's product lines by substantially increasing the number, size and financial strength of potential competitors.

  •
  Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial and/or indeterminate amounts (including punitive and treble damages) and the outcomes of which are unpredictable. This litigation is based on a variety of issues including insurance and claim settlement practices.

  •
  In some states, mutual insurance companies can convert to a hybrid structure known as a mutual holding company. This process converts insurance companies owned by their policyholders to stock insurance companies owned (through one or more intermediate holding companies) partially by their policyholders and partially by stockholders. Also some states permit the conversion of mutual insurance companies into stock insurance companies (demutualization). The ability of mutual insurance companies to convert to mutual holding companies or to demutualize may materially adversely affect all of our product lines by substantially increasing competition for capital in the financial services industry.

Item 3. Properties.

        Our home office is part of the Parent Group's home office complex in Northbrook, Illinois. The complex consists of several buildings with an aggregate of approximately 2.35 million square feet of office space on a 250-acre site.

        In addition we operate from various administrative, data processing, claims handling and support facilities in North America.

        All of the facilities from which we operate are owned or leased by our parent, Allstate Insurance Company. Expenses associated with these facilities are allocated to us on both a direct and an indirect basis, depending on the nature and use of each particular facility. We believe that these facilities are suitable and adequate for our current operations.

        The locations from which the Parent Group exclusive agencies operate in the U.S. are normally leased by the agencies.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

        Omitted.

Item 5. Directors and Executive Officers of the Registrant.

        Below is a list of our directors and executive officers, including their current ages, their positions, and the dates of their first election as officers or directors. No family relationships exist among them. They are elected for one-year terms. Officers may be removed from office at any time, with or without cause.

        With the exception of Ms. Dyer and Messrs. Carl, McCarthy, and Bird, these directors and officers have held the listed positions for at least the last five years or have served Allstate Life Insurance Company or Allstate Insurance Company in various executive or administrative capacities for at least five years. Mr. Carl intends to retire by the end of the second quarter of 2002.

        David A. Bird.    Director of Allstate Life Insurance Company. Age 45. First elected in 2002. Mr. Bird joined the Parent Group in 1999 in connection with The Allstate Corporation's acquisition of American Heritage Life Investment Corporation, where he had been Executive Vice President and Chief Marketing Officer.

        John L. Carl.    Director of Allstate Life Insurance Company. Vice President and Chief Financial Officer of The Allstate Corporation. Senior Vice President and Chief Financial Officer of Allstate Insurance Company. Age: 54. First elected in 1999. Prior to joining the Parent Group in 1999, Mr. Carl was Executive Vice President and Chief Financial Officer of Amoco Corporation from 1991 to 1999.

        Patricia A. Coffey.    Vice President (Information Technology) of Allstate Life Insurance Company. Age: 43. First elected in 1999.

        Richard I. Cohen.    Director of Allstate Life Insurance Company. Senior Vice President of Allstate Insurance Company. Age: 57. First elected in 1999.

        Margaret G. Dyer.    Director and Senior Vice President (Marketing) of Allstate Life Insurance Company. Age: 49. First elected in 1999. Prior to joining the Allstate Life Group in 1999, Ms. Dyer was Vice President of Marketing for Citigroup Inc. from 1997 to 1999 and Senior Vice President of Marketing for Sara Lee Corporation from 1995 to 1997.

        Marla Friedman Glabe.    Director and Senior Vice President (Operations) of Allstate Life Insurance Company. Age: 49. First elected in 1991.

        Dennis Gomez.    Vice President (Human Resources) of Allstate Life Insurance Company. Age: 53. First elected in 2000.

        Edward M. Liddy.    Director of Allstate Life Insurance Company. Chairman, President and Chief Executive Officer of The Allstate Corporation and Allstate Insurance Company. Age: 56. First elected in 1994.

        John C. Lounds.    Director and Senior Vice President (Products) of Allstate Life Insurance Company. Age: 52. First elected in 1994.

        J. Kevin McCarthy.    Director and Senior Vice President (Distribution) of Allstate Life Insurance Company. Age: 48. First elected in 2000. Prior to joining the Allstate Life Group in 2000, Mr. McCarthy was Executive Vice President and Chief Marketing Officer for Provident Mutual Life Insurance Company from 1996 to 1999.

        Robert W. Pike.    Director of Allstate Life Insurance Company. Vice President and Secretary of The Allstate Corporation and Executive Vice President and Secretary of Allstate Insurance Company. Age:    60. First elected in 1992.

        Steven E. Shebik.    Director and Senior Vice President (Finance and Planning) of Allstate Life Insurance Company. Age: 45. First elected in 2001.

        Kevin R. Slawin.    Director and Senior Vice President (Institutional Markets) of Allstate Life Insurance Company. Age: 44. First elected in 1996.

        Casey J. Sylla.    Director and Chief Investment Officer of Allstate Life Insurance Company. Senior Vice President and Chief Investment Officer of Allstate Insurance Company. Age: 58. First elected in 1995.

        Michael J. Velotta.    Director, Senior Vice President, General Counsel and Secretary of Allstate Life Insurance Company. Vice President, Assistant General Counsel and Assistant Secretary of Allstate Insurance Company. Age: 55. First elected in 1992.

        Thomas J. Wilson, II.    Director and Chairman of the Board and President of Allstate Life Insurance Company. Senior Vice President of Allstate Insurance Company. Age: 44. First elected in 1995.

Item 6. Executive Compensation.

        Omitted.

Item 7. Certain Relationships and Related Transactions.

        Several of Allstate Life's directors also serve as officers and directors of other companies that are members of the Parent Group but are not members of the Allstate Life Group. With respect to those directors who serve as officers or directors of The Allstate Corporation or Allstate Insurance Company, their primary positions with those companies are noted, above, in the response to Item 5.

        Allstate Life is party to a variety of arrangements with other members of the Parent Group that are not members of the Allstate Life Group. The principal arrangements are the following:

  •
  Under service and expense agreements, Allstate Insurance Company provides various services to and pays various expenses for Allstate Life and some of its subsidiaries. In return, Allstate Life and those subsidiaries reimburse Allstate Insurance Company for its costs. Under these agreements, Allstate Insurance Company provides services and facilities such as salaries and benefits; space rental; overhead expenses which may include items such as electricity, heat and water; building maintenance services; furniture and other office equipment, supplies and special equipment such as reference libraries, electronic data processing equipment and the like. The amount charged to Allstate Life and subsidiaries under these agreements may not exceed the cost to Allstate Insurance Company. Allstate Life has no employees. Services are provided by employees of Allstate Insurance Company under the service and expense agreements.

  •
  Under investment management agreements, Allstate Investments, LLC provides investment management services to Allstate Life and its subsidiaries.

  •
  Allstate Life is party to an intercompany loan agreement with The Allstate Corporation. The maximum amount of loans that may be outstanding to Allstate Life under that agreement is limited to $1.00 billion. However, no loans were outstanding under that agreement for Allstate Life at the end of 2000 or the end of 2001.

  •
  Under a Tax Sharing Agreement, the federal tax liabilities, credits, refunds, benefits and similar items related to the consolidated federal income tax returns filed by The Allstate Corporation for taxable years ended on or after December 31, 1995 are allocated to various members of the Parent Group, including Allstate Life.

  •
  Allstate Bank provides cash management services to Allstate Life under a Cash Management Services Master Agreement.

  •
  Allstate Life provides reinsurance to both Allstate Insurance Company and to Columbia Universal Life Insurance Company. On an automatic coinsurance basis, it reinsures all credit hospitalization and disability insurance issued directly by Allstate Insurance Company under a master policy. On a coinsurance basis, Allstate Life reinsures all of Columbia Universal's annuity and supplementary contract business. In addition, Allstate Life reinsures 100% of Columbia Universal's life (excluding annuities and supplementary contracts) and accident and health business on a modified coinsurance basis.

  •
  Allstate Life retrocedes to Allstate Reinsurance Ltd. approximately 50% of specified business from Glenbrook Life and Annuity Company from time to time and pays 50% of Allstate Reinsurance's expenses related to reinsurance operations in Bermuda.

  •
  Allstate Life and one of it subsidiaries issues structured settlement annuities to fund settlements in matters involving Allstate Insurance Company. Allstate Life and some of its subsidiaries have also indemnified Allstate Insurance Company for liabilities associated with surety bonds issued to guarantee the payment of structured settlement annuity benefits.

  •
  Allstate Life receives underwriting and distribution services from Allstate Distributors, L.L.C., a broker/dealer company owned equally by Allstate Life and Putnam Investments, LLC, for variable annuity contracts sold pursuant to a joint venture agreement between Allstate Life and Putnam. In addition, Allstate Life provides administrative, legal and financial management services to Allstate Distributors, L.L.C.

For additional information on these arrangements, see Note 4 to the 2001 Consolidated Financial Statements and the "Capital Resources and Liquidity" section in our "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Legal Proceedings.

        The Allstate Life Group is defending various lawsuits involving sales practices such as breach of contract, licensing and other business conduct. One statewide class action alleges that the Company violated Florida insurance statutes in the sale of credit insurance. The judge has granted a partial summary judgment against the Company, however damages have not yet been determined. The Company is vigorously defending these lawsuits. The outcome of these disputes is currently uncertain.

        Various other legal and regulatory actions are currently pending that involve the Allstate Life Group and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial and/or indeterminate amounts (including punitive and treble damages) and the outcomes of which are unpredictable. This litigation is based on a variety of issues including insurance and claim settlement practices. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

        There is no public trading market for the common stock of Allstate Life; all of its common stock is owned by Allstate Insurance Company, a wholly-owned subsidiary of The Allstate Corporation.

        From January 1, 2000 through March 31, 2002, Allstate Life paid the following amounts to Allstate Insurance Company in the aggregate on the dates specified as dividends on its common stock:

Payment Date	Aggregate Amount
April 3, 2000	$27,306,000
October 2, 2000	$27,306,000
December 28, 2000	$16,628,000
March 30, 2001	$29,250,000
September 28, 2001	$37,820,250
December 28, 2001	$91,856,750
March 28, 2002	$43,750,000

        For more information, see the "Capital Resources and Liquidity—Liquidity" section of our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 to the 2001 Consolidated Financial Statements.

Item 10. Recent Sales of Unregistered Securities.

        Within the past three years, the only securities sold by Allstate Life that were not registered under the Securities Act of 1933 have been shares of common stock or shares of preferred stock issued to companies that are wholly-owned members of the Parent Group. These securities were issued in transactions that were exempt from registration under the Securities Act of 1933 because they did not involve a public offering.

Item 11. Description of Securities to be Registered.

        Allstate Life Insurance Company is an insurance company organized under Illinois law. The following is qualified in its entirety by reference to the relevant provisions of Illinois law and Allstate Life Insurance Company's articles of incorporation and bylaws, which govern the rights of stockholders.

Authorized Capital Stock

        The authorized capital stock is 3,023,800 shares. Those shares consist of:

  •
  23,800 shares of common stock, par value of $227.00 per share, all of which are issued and outstanding and owned by Allstate Insurance Company, and

  •
  3,000,000 shares of non-voting preferred stock, par value of $100.00 per share, of which 1,035,610 shares of Preferred Stock, Series A are issued and outstanding and owned by The Northbrook Corporation, a wholly owned member of the Parent Group.

        All of the issued and outstanding capital stock is owned, directly or indirectly, by Allstate Insurance Company.

Common Stock

        The common stockholder may receive dividends as and when declared by the board of directors. Dividends may be paid in cash, stock or property. Dividends may be declared only out of earned, as distinguished from contributed, surplus. All outstanding shares of common stock are fully paid and non-assessable. The common stockholder is notified of any stockholder's meeting in accordance with applicable law. If the Company liquidates, dissolves, or winds-up its business, common stockholders will share equally in the assets remaining after creditors (including state guaranty funds and associations and insurance policyholders) and preferred stockholders are paid.

Preferred Stock

        Only common stock is being registered on this Form 10. However, the following description of preferred stock is included because, in some situations, the rights of the preferred stock have priority over the rights of the common stock.

        The board of directors can, without approval of the stockholders, issue one or more series of preferred stock. The board can determine the relative rights and preferences of each series and the number of shares in each series provided that no series of preferred stock may have voting rights in the affairs of the Company or be convertible to common stock of the Company.

        If the Company liquidates, dissolves, or winds-up its business, the Preferred Stock, Series A has priority over the common stock in the distribution of assets for the par value plus any arrearage in dividends. Any share of the Preferred Stock, Series A issued and outstanding for at least five years may be redeemed by the Company for the par value plus any arrearage in dividends. The Preferred Stock, Series A is entitled to dividends, as and when declared by the board of directors, at a rate reasonably equivalent to a current short term interest rate determined by the board by reference to a widely accepted floating index of short-term interest rates.

Item 12. Indemnification of Directors and Officers.

        Article VI, Section 1 of the bylaws of Allstate Life provides that Allstate Life will indemnify all of its directors, former directors, officers and former officers, to the fullest extent permitted under law, who were or are a party or are threatened to be made a party to any proceeding by reason of the fact that such persons were or are directors or officers of Allstate Life, against liabilities, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them. The indemnity shall not be deemed exclusive of any other rights to which directors or officers may be entitled by law or under any articles of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the indemnity shall inure to the benefit of the legal representatives of directors and officers or of their estates, whether such representatives are court appointed or otherwise designated, and to the benefit of the heirs of such directors and officers. The indemnity shall extend to and include claims for such payments arising out of any proceeding commenced or based on actions of such directors and officers taken prior to the effectiveness of this indemnity; provided that payment of such claims had not been agreed to or denied by Allstate Life before such date. Article IV of the bylaws of The Allstate Corporation provides similar rights of indemnification to all directors, former directors, officers and former officers of Allstate Life, as a subsidiary of The Allstate Corporation.

        The directors and officers of Allstate Life have been provided liability insurance for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of Allstate Life.

Item 13. Financial Statements and Supplementary Data.

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2001	2000	1999
	(in millions)
Revenues
Premiums (net of reinsurance ceded of $323, $302 and $241)	$1,046	$1,069	$838
Contract charges	821	798	723
Net investment income	2,839	2,589	2,239
Realized capital gains and losses	(213)	(26)	192

	4,493	4,430	3,992

Costs and expenses
Contract benefits (net of reinsurance recoverable of $277, $243 and $161)	1,485	1,439	1,251
Interest credited to contractholders' funds	1,670	1,519	1,260
Amortization of deferred policy acquisition costs	365	418	367
Operating costs and expenses	416	343	344

	3,936	3,719	3,222
Loss on disposition of operations	(4)	—	—

Income from operations before income tax expense and cumulative effect of change in accounting principle	553	711	770
Income tax expense	179	241	266

Income before cumulative effect of change in accounting principle	374	470	504

Cumulative effect of change in accounting for derivatives and embedded derivative financial instruments, after-tax	(6)	—	—

Net income	368	470	504

Other comprehensive income (loss), after tax
Changes in:
Unrealized net capital gains and losses	76	351	(646)
Unrealized foreign currency translation adjustments	2	(2)	1

Other comprehensive income (loss), after-tax	78	349	(645)

Comprehensive income (loss)	$446	$819	$(141)

See notes to consolidated financial statements.

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2001	2000
	(in millions, except par value data)
Assets
Investments
Fixed income securities, at fair value (amortized cost $35,718 and $31,052)	$37,226	$32,281
Mortgage loans	5,450	4,351
Equity securities, at fair value (cost $196 and $425)	201	473
Short-term	672	836
Policy loans	673	644
Other	75	35

Total investments	44,297	38,620
Cash	130	58
Deferred policy acquisition costs	2,997	2,926
Reinsurance recoverables, net	950	614
Accrued investment income	479	494
Other assets	182	181
Separate Accounts	13,587	15,298

Total assets	$62,622	$58,191

Liabilities
Contractholder funds	$32,301	$27,676
Reserve for life-contingent contract benefits	8,632	8,000
Unearned premiums	9	48
Payable to affiliates, net	74	52
Other liabilities and accrued expenses	2,053	1,487
Deferred income taxes	569	505
Separate Accounts	13,587	15,298

Total liabilities	57,225	53,066

Commitments and Contingent Liabilities (Note 10)
Shareholder's Equity
Redeemable preferred stock—series A, $100 par value, 1,500,000 shares authorized, 1,035,610 and 920,210 shares issued and outstanding	104	92
Redeemable preferred stock—series A subscriptions receivable	(14)
Redeemable preferred stock—series B, $100 par value, 1,500,000 shares authorized, 0 and 1,170,000 shares issued and outstanding	—	117
Common stock, $227 par value, 23,800 shares authorized and outstanding	5	5
Additional capital paid-in	717	600
Retained income	3,948	3,752
Accumulated other comprehensive income:
Unrealized net capital gains and losses	636	560
Unrealized foreign currency translation adjustments	1	(1)

Total accumulated other comprehensive income	637	559

Total shareholder's equity	5,397	5,125

Total liabilities and shareholder's equity	$62,622	$58,191

See notes to consolidated financial statements.

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

	Year Ended December 31,
	2001	2000	1999
	(in millions)
Redeemable preferred stock—series A
Balance, beginning of year	$92	$66	$58
Issuance of stock	15	26	8
Redemption of stock	(3)	—	—

Balance, end of year	104	92	66

Redeemable preferred stock—series A subscriptions receivable	(14)	—	—

Redeemable preferred stock—series B
Balance, beginning of year	117	117	117
Redemption of stock	(117)	—	—

Balance, end of year	—	117	117

Common stock
Balance, beginning of year	5	5	5
Issuance of stock	—	—	—

Balance, end of year	5	5	5

Additional capital paid in
Balance, beginning of year	600	600	600
Capital contribution	117	—	—

Balance, end of year	717	600	600

Retained income
Balance, beginning of year	3,752	3,367	2,963
Net income	368	470	504
Dividends	(172)	(85)	(100)

Balance, end of year	3,948	3,752	3,367

Accumulated other comprehensive income
Balance, beginning of year	559	210	855
Change in unrealized net capital gains and net losses on derivative financial instruments	76	351	(646)
Change in unrealized foreign currency translation adjustments	2	(2)	1

Balance, end of year	637	559	210

Total shareholder's equity	$5,397	$5,125	$4,365

See notes to consolidated financial statements.

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2001	2000	1999
	(in millions)
Cash flows from operating activities
Net income	$368	$470	$504
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and other non-cash items	(261)	(232)	(147)
Realized capital gains and losses	213	26	(192)
Loss on disposition of operations	4	—	—
Cumulative effect of change in accounting for derivative and embedded derivative financial instruments	6	—	—
Interest credited to contractholder funds	1,670	1,439	1,251
Changes in:
Contract benefit and other insurance reserves	38	91	(49)
Unearned premiums	(39)	(10)	(30)
Deferred policy acquisition costs	(272)	(349)	(261)
Reinsurance recoverables	(145)	(139)	(41)
Income taxes payable	26	128	58
Other operating assets and liabilities	145	(125)	(48)

Net cash provided by operating activities	1,753	1,299	1,045

Cash flows from investing activities
Proceeds from sales
Fixed income securities	6,844	6,923	4,680
Real estate	10	—	—
Equity securities	540	985	992
Investment collections
Fixed income securities	3,434	2,041	2,907
Mortgage loans	359	390	392
Investments purchases
Fixed income securities	(14,465)	(12,319)	(10,071)
Equity securities	(318)	(894)	(862)
Mortgage loans	(1,456)	(938)	(908)
Acquisitions, net of cash received	67	—	—
Change in short-term investments, net	330	281	4
Change in other investments, net	(44)	(46)	(36)

Net cash used in investing activities	(4,699)	(3,577)	(2,902)

Cash flows from financing activities
Proceeds from issuance of redeemable preferred stock	1	26	8
Redemption of redeemable preferred stock	(120)	—	—
Capital contribution	117	—	—
Contractholder fund deposits	7,860	7,875	5,594
Contractholder fund withdrawals	(4,668)	(5,548)	(3,684)
Dividends paid	(172)	(85)	(100)

Net cash provided by financing activities	3,018	2,268	1,818

Net increase (decrease) in cash	72	(10)	(39)
Cash at beginning of the year	58	68	107

Cash at end of year	$130	$58	$68

See notes to consolidated financial statements.

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    General

Basis of presentation

        The accompanying consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries (collectively referred to as the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

        On May 31, 2000, the Company paid a dividend of all the common shares of Allstate Insurance Company of Canada ("AICC") stock to AIC. Prior to the dividend, AICC had been consolidated in the Company's financial statements and related disclosures. In conjunction with the dividend, the Company has restated its prior year financial results to exclude AICC.

        To conform with the 2001 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

Nature of operations

        The Company markets its products through two business segments, Retail and Structured Financial Products.

        The Retail segment offers a diversified group of products to meet consumers' lifetime needs in the areas of protection and retirement solutions through a variety of distribution channels. Principal products offered by the segment include:

Protection	Retirement
Life Insurance	Investment Contracts
Traditional	Fixed annuities
Term life	Market value adjusted annuities
Whole life	Equity-indexed annuities
Credit Life	Immediate annuities
Interest-sensitive life	Variable annuities*
Universal life
Single premium life
Variable life*
Variable universal life*
Single premium variable life
Other
Long-term care
Accidental death
Hospital indemnity
Credit disability
*—Separate Accounts products

Four distribution channels market the Retail products: (1) the Allstate Agency channel, (2) the independent agents broker/dealers channel, including master brokerage agencies, (3) the financial services firms channel and (4) the direct marketing channel. Although the Company currently benefits from agreements with financial services firms who market and distribute its retail products, change in control of these non-affiliated entities with which the Company has alliances could negatively impact sales.

        The Structured Financial Products segment offers a variety of spread-based and fee-based products to qualified investment buyers. Spread-based products are designed to generate income based on the difference ("spread") between investment returns on the supporting assets and the guaranteed returns provided to customers. Fee-based products are designed to generate income based on various fees or charges assessed against the account values. While spread-based products provide guaranteed rates of return to customers, some fee-based products provide only a limited guarantee to customers. Spread-based products include guaranteed investment contracts ("GICs") and funding agreements ("FAs"). Synthetic GICs are the primary fee-based product offered by the segment. These products are distributed through specialized brokers or investment bankers. The segment also offers single premium annuity products such as structured settlement annuities through brokers who specialize in settlement of injury and other liability cases and single premium immediate annuities ("SPIAs") through independent agents.

        In 2001, annuity premiums and deposits represented approximately 81.5% of the Company's total statutory premiums and deposits, which include all deposits recorded as liabilities in the statutory-basis financial statements.

        The Company monitors economic and regulatory developments, which have the potential to impact its business. Federal legislation has allowed banks and other financial organizations to have greater participation in securities and insurance businesses. This legislation presents an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes that lessen these incentives are likely to negatively impact the demand for these products. The demand for life insurance products that are used to address a customer's estate planning needs may be impacted to the extent any legislative changes occur to the current estate tax laws.

        Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in the capital markets.

        The Company is authorized to sell its products in all 50 states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. The Company is also authorized to sell certain insurance products in various foreign countries. The top geographic locations in the United States for statutory premiums and deposits earned by the Company were Delaware, California, New York, Florida, Nebraska, Pennsylvania and Texas for the year ended December 31, 2001. No other jurisdiction accounted for more than 5% of statutory premiums and deposits for the Company.

2.    Summary of Significant Accounting Policies

Investments

        Fixed income securities include bonds, mortgage-backed and asset-backed securities, and redeemable preferred stocks. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). Fair values for exchange traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party pricing sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. The difference between amortized cost and fair value, net of deferred income taxes, certain deferred policy acquisition costs, and certain reserves for life-contingent contract benefits, is reflected as a component of Accumulated other comprehensive income.

        Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Valuation allowances on loans not considered to be impaired are established based on consideration of the underlying collateral, borrower financial strength, current and expected market conditions, and other factors.

        Equity securities include common and non-redeemable preferred stocks, real estate investment trusts and limited partnership interests. Common and non-redeemable preferred stocks and real estate investment trusts are carried at fair value with the difference between cost and fair value of equity securities, less deferred income taxes, reflected as a component of Accumulated other comprehensive income. The fair value of equity securities is based principally on quoted market prices. Investments in limited partnerships in which the Company does not have a controlling interest, are accounted for in accordance with the equity method of accounting. In instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, the Company applies the cost method of accounting.

        Short-term investments are carried at cost or amortized cost that approximates fair value, and generally includes collateral received in connection with certain securities lending activities. For securities lending transactions, the Company records an offsetting liability in Other liabilities and accrued expenses for the Company's obligation to repay the collateral.

        Policy loans are carried at unpaid principal balances. Other investments consist primarily of real estate investments, which are accounted for by the equity method if held for investment, or depreciated cost, net of valuation allowances, if the Company has an active plan to sell.

        Investment income consists primarily of interest and dividends, net investment income from partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method, based on estimated principal repayments. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt.

        Realized capital gains and losses are determined on a specific identification basis. They include gains and losses from portfolio trading, write-downs in value due to other than temporary declines in fair value, and changes in the value of certain derivative instruments.

        The Company monitors its fixed income and equity portfolios for ratings changes or other events which may result in declines in value that are other than temporary. Factors considered in evaluating whether a decline in fair value is other than temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the duration and extent to which the fair value has been less than cost; and 3) the financial condition and near-term prospects of the issuer.

Derivative and embedded derivative financial instruments

        The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", as of January 1, 2001. The impact of SFAS No. 133 and SFAS No. 138

(the "statements") to the Company was a loss of $6 million, after-tax, and is reflected as a cumulative effect of a change in accounting principle on the Consolidated Statements of Operations. The Company also recorded a cumulative after-tax decrease of $1 million in Accumulated other comprehensive income. The FASB is continuing to provide clarification and interpretation for the application of the statements. Any future clarifying or interpretative guidance will be applied by the Company as prescribed by the FASB.

        The statements require that all derivatives be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through Net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through Net income or recognized in Accumulated other comprehensive income until the hedged item is recognized in Net income. The Company has elected to adopt the provisions of the statements with respect to embedded derivative financial instruments to all such instruments held at January 1, 2001.

        Derivative financial instruments include swaps, futures, options, interest rate caps and floors, warrants, synthetic guaranteed investment contracts, certain forward contracts for purchases of to-be-announced ("TBA") mortgage securities, certain investment risk transfer reinsurance agreements and certain credit default swaps. Derivatives which are required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in convertible fixed income securities, equity indexed life and annuity contracts, and certain variable contracts sold (see Note 6).

        When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability, a forecasted transaction or an unrecognized firm commitment attributable to a particular risk. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged, the methodology used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk, or in the case of a cash flow hedge, the exposure to changes in the hedged transaction's variability in cash flows attributable to the hedged risk and the method that will be used to measure hedge ineffectiveness. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges is reported in Realized capital gains and losses, which was a $6 million net gain as of December 31, 2001.

        Derivatives are accounted for on a fair value basis, and reported as Other investments, Other assets, Other liabilities and accrued expenses or Contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in the fair value of derivatives embedded in assets and subject to bifurcation are reported in Realized capital gains and losses. The change in the fair value of derivatives embedded in liabilities and subject to bifurcation are reported in Realized capital gains and losses or Interest credited to contractholders' funds.

        Fair value hedges    The Company designates certain of its interest rate and foreign currency swap contracts, interest rate futures contracts, and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item.

        For hedging instruments utilized in fair value hedges, the change in the fair value of the derivatives is reported together in Net investment income with the change in the fair value of the hedged items, when the hedged items are investment assets or a portion thereof. The change in the fair value of hedging instruments utilized in fair value hedges, when the hedged items are Contractholder funds liabilities or a portion thereof, are reported together in Interest credited to contractholders' funds with the change in the fair value of the hedged item. Accrued periodic settlements on swaps are reported in Net investment income or Interest credited to contractholders' funds. The carrying value of the hedged asset or liability is adjusted for the change in the fair value of the hedged risk.

        Cash flow hedges    The Company designates certain of its interest rate and foreign currency swap contracts, and interest rate futures contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk. The Company's cash flow exposure may be associated with either an existing asset or liability, or a forecasted transaction. Forecasted transactions must be probable of occurrence with their significant terms and specific characteristics identified.

        For hedging instruments utilized in cash flow hedges, the change in the fair value of the derivatives is reported in Accumulated other comprehensive income. Amounts are reclassified to Net investment income or Realized capital gains and losses as the hedged transaction affects net income. The amount in Accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to Net income; or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from Accumulated other comprehensive income to Net income. If the Company expects at any time that the loss reported in Accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in Realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in Accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

        Termination of hedge accounting    If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished or the occurrence of a hedged forecasted transaction is no longer probable), the Company may terminate the derivative position. The Company may also terminate derivatives as a result of other events or circumstances. If the derivative financial instrument is not terminated when a fair value hedge is no longer effective, the gains and losses recognized on the derivative are reported in Realized capital gains and losses. For a fair value hedge which is no longer effective or for which the derivative has been terminated, the gain or loss recognized on the risk being hedged and used to adjust the carrying amount of the asset, liability or portion thereof is amortized to Net investment income or Interest credited to contractholders' funds, respectively, beginning in the period that hedge accounting is no longer applied. When a derivative financial instrument utilized in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from Accumulated other comprehensive income to Net income as the hedged risk impacts net income, beginning in the period hedge accounting is no longer applied or the derivative instrument is terminated. If the derivative financial instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in Realized capital gains and losses. When a derivative financial instrument utilized in a cash flow hedge of a forecasted transaction is terminated prior to the occurrence of the forecasted transaction, or if a forecasted transaction is no longer probable of occurring, the gain or loss recognized on the derivative is reclassified from Accumulated other comprehensive income to Realized capital gains and losses.

        Non-hedge derivative financial instruments    The Company also has certain derivatives that are used in interest rate and equity price risk management strategies for which hedge accounting is not applied.

These derivatives primarily consist of indexed instruments, certain interest rate futures and swap contracts, interest rate caps and floors and certain forward contracts for TBA mortgage securities. Based upon the income statement reporting category of the risk being offset, gains and losses attributable to the change in fair value and the accrued periodic settlements for these derivatives are matched together with results of the risk being offset. Therefore, the derivatives' gains and losses and accrued periodic settlements may be recognized in Net investment income, Realized capital gains and losses, Operating costs and expenses or Interest credited to contractholders' funds during the period on a current basis.

        Prior to January 1, 2001, derivatives designated as accounting hedges were accounted for on a fair value, deferral or accrual basis, depending on the nature of the hedge strategy, the method used to account for the hedged item and the derivative used. Derivatives not accounted for as accounting hedges were accounted for on a fair value basis. Under fair value hedge accounting, the changes in the fair value of derivatives used in accounting hedges were reported in earnings or unrealized gains and losses, depending on the strategy. Under deferral accounting, gains and losses on derivatives were deferred and recognized in earnings in conjunction with earnings on the hedged item. Under accrual accounting, interest income or expense related to the derivative was accrued and recorded as an adjustment to the interest income or expense of the hedged item. Where hedge accounting was not applied, the change in fair value of certain derivatives was recognized in Net investment income, Realized capital gains and losses or Interest credited to contractholders' funds during the period on a current basis.

Security repurchase and resale and securities loaned

        Securities purchased under agreements to resell and securities sold under agreements to repurchase, including a mortgage dollar roll program, are treated as financing arrangements and are generally carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession or control of securities purchased under agreements to resell. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through the right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased or resold is monitored, and additional collateral is obtained, where appropriate, to protect against credit exposure.

        Securities loaned are treated as financing arrangements and are recorded at the amount of cash received in Short-term investments and Other liabilities and accrued expenses. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned are with large brokerage firms.

        Securities repurchase and resale agreements and securities loaned transactions are used to generate net investment income and to provide liquidity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. The carrying amounts of these instruments approximate fair value because of their relatively short-term nature.

Recognition of insurance revenue and related benefits and interest credited

        Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in contract benefits.

        Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Gross premiums in excess of the net premium on immediate annuities with life contingencies are deferred and recognized over the contract period. Contract benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy.

        Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and one or more amounts assessed against the contractholder. Premiums from these contracts are reported as deposits to contractholder funds. Contract charges consist of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and surrender charges. These revenues are recognized when levied against the contract balance. Contract benefits include life-contingent benefit payments in excess of the reserves held.

        Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, market value adjusted annuities, equity-indexed annuities, immediate annuities without life contingencies, certain GICs and FAs are considered investment contracts. Deposits received for such contracts are reported as deposits to contractholder funds. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for contract administration and surrenders. These revenues are recognized when levied against the contractholder account balance.

        Interest credited to contractholders' funds represents contractual interest accrued or paid for interest-sensitive life contracts and investment contracts. Crediting rates for fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions. Crediting rates for indexed annuities and indexed life products are based on an interest rate index, such as LIBOR or an equity index, such as the S&P 500.

        Separate Accounts products include variable annuity, variable life, variable universal life, single premium variable life and certain GICs. The assets supporting these products are legally segregated and available only to settle Separate Accounts contract obligations. Deposits received are reported as Separate Accounts liabilities. Contract charges for these contracts consist of fees assessed against the Separate Accounts fund balances for contract maintenance, administration, mortality, expense and surrenders. Contract benefits incurred for Separate Accounts include, for example, guaranteed minimum death benefits paid on variable annuity contracts.

Deferred policy acquisition costs

        Costs which vary with and are primarily related to acquiring life and investment business, principally agents' and brokers' remuneration, certain underwriting costs and direct mail solicitation expenses, are deferred and amortized into income. Deferred policy acquisition costs are periodically reviewed as to recoverability and written down where necessary.

        For traditional life insurance and immediate annuities with life contingencies, these costs are amortized in proportion to the estimated revenue on such business. Assumptions relating to estimated revenue, as well as to all other aspects of the deferred policy acquisition costs and reserve calculations, are determined based upon conditions as of the date of policy issue and are generally not revised during the life of the policy. Any deviations from projected business inforce, resulting from actual policy terminations differing from expected levels, and any estimated premium deficiencies change the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies. For internal exchanges of traditional life insurance and immediate annuities with life contingencies, the unamortized balance of costs previously deferred under the original contracts are charges to income. The new costs associated with the exchange are deferred and amortized to income.

        For interest-sensitive life and investment contracts, the costs are amortized in relation to the estimated gross profits on such business over the estimated lives of the contract periods. Gross profits are determined at the date of contract issue and comprise estimated future investment, mortality and expense margins and surrender charges. For 2001, the average long-term rate of assumed future investment yield used in estimating gross profit margins is 8% plus 1.25% for fees. Assumptions underlying the gross profits are periodically updated to reflect actual experience, and changes in the amount or timing of estimated gross profits will result in adjustments to the cumulative amortization of these costs. New costs associated with internal exchanges of investment contracts are deferred and amortized into income. The balance of the original costs deferred and carried over, plus any new costs deferred due to internal exchanges, is limited to the amount of costs that would be deferred from the issuance of new investment contracts. Any excess costs are charged to income at the time of the exchange. The Company periodically compares the present value of future gross profits to costs deferred at the segment level to ensure they are sufficient to amortize deferred policy acquisition costs. As a result, the Company concludes that the balance of deferred policy acquisition costs is reasonable and recoverable at December 31, 2001.

        The cost assigned to the right to receive future cash flows from certain business purchased from other insurers is also classified as Deferred policy acquisition costs in the Consolidated statements of financial position. The costs capitalized represent the present value of future profits expected to be earned over the life of the contracts acquired. These costs are amortized as profits emerge over the life of the acquired business, and are periodically evaluated for recoverability. Present value of future profits was $78 million and $94 million at December 31, 2001 and 2000, respectively. Amortization expense on present value of future profits was $16 million, $11 million and $4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        To the extent unrealized gains or losses on fixed income securities carried at fair value would result in an adjustment of estimated gross profits had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded net of tax as a reduction of the unrealized capital gains or losses included in Accumulated other comprehensive income.

        All other acquisition expenses are charged to operations as incurred.

Reinsurance recoverable

        In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from other insurers (see Note 9). The amounts reported in the Consolidated statements of financial position include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities, including Reserve for life-contingent contract benefits, are reported gross of Reinsurance recoverables. Prepaid reinsurance premiums are deferred and reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written and therefore reinsurers and amounts recoverable therefrom are regularly evaluated by the Company.

        The Company also has reinsurance agreements that transfer a portion of the investment risk of guaranteed minimum income annuitization options offered in certain variable contracts.

Income taxes

        The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are insurance reserves and deferred policy acquisition costs. Deferred income taxes also arise from unrealized capital gains and losses on fixed income securities carried at fair value.

Separate Accounts

        The Company issues variable annuities, variable life contracts and certain GICs, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the Separate Accounts. The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders' claims to the related assets and are carried at the fair value of the assets. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and therefore, are not included in the Company's consolidated statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance and administration fees, and mortality, surrender and expense risk charges.

        Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death or annuitization, variable annuity and variable life contractholders bear the investment risk that the Separate Accounts' funds may not meet their stated investment objectives.

Contractholder funds

        Contractholder funds arise from the issuance of interest-sensitive life policies and investment contracts. Deposits received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, death benefits, mortality charges, net Separate Accounts transfers and administrative expenses. Detailed information on crediting rates and surrender and withdrawal protection on contractholder funds are outlined in Note 8.

Reserves for life-contingent contract benefits

        The reserve for life-contingent contract benefits, which relates to traditional life insurance and immediate annuities with life contingencies is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Detailed reserve assumptions and reserve interest rates are outlined in Note 8. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves is recorded net of tax as a reduction of the unrealized net capital gains included in Accumulated other comprehensive income.

Off-balance-sheet financial instruments

        Commitments to invest, to purchase private placement securities, to extend mortgage loans, financial guarantees and credit guarantees have off-balance-sheet risk because their contractual amounts are not recorded in the Company's consolidated statements of financial position. The contractual amounts and fair values of these instruments are outlined in Note 6.

Use of estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Pending accounting standards

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets", which eliminates the requirement to amortize goodwill, and requires that goodwill and separately identified intangible assets with indefinite lives be evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value as opposed to an undiscounted basis. SFAS No. 142 is effective January 1, 2002. A transitional goodwill impairment test is required to be completed within the first six months of adoption with any resulting impairment charge recognized as the cumulative effect of a change in accounting principle in the consolidated statement of operations. As of December 31, 2001, the Company's unamortized goodwill balance was $13 million and goodwill amortization expense recognized during 2001 was $627 thousand. Transitional goodwill impairment testing is being conducted.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" and the accounting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The Statement also amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that long-lived assets held for sale be recorded at the lower of carrying value or fair value less cost to sell. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be disposed of other than by sale are considered held and used until disposed of. The adoption of SFAS No. 144 on January 1, 2002 is not expected have a material impact on either the consolidated financial position or results of operations of the Company.

        In December 2001, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position ("SOP") 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others", which is effective for interim and annual financial statements issued for the fiscal year beginning after December 15, 2001. The SOP conforms accounting and financial reporting practices for certain lending and financing activities, eliminating various specialized accounting practices that developed from the issuance of AICPA finance company, bank, and credit union audit guides. The SOP also explicitly incorporates lending and financing activities of insurance companies within its scope. The Company's adoption of SOP 01-6 is not expected to have a material effect on the consolidated results of operations or financial position.

3.    Acquisitions and Disposition

American Maturity Life Insurance Company

        On January 2, 2001, the Company acquired blocks of business from American Maturity Life Insurance Company ("American Maturity") via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities. The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life-contingent contract benefits and contractholder funds resulting in no goodwill being recorded.

Provident National Assurance Company

        On February 2, 2001, the Company acquired Provident National Assurance Company ("PNAC"), a broadly licensed inactive company that maintains authority to conduct life insurance and variable annuity products in most states, from UnumProvident Corporation. The transaction was accounted for as a purchase and the excess of the acquisition cost over the fair value of PNAC's net assets acquired of $5 million was recorded as goodwill. The Company paid consideration of $14 million as part of the acquisition. PNAC's name was subsequently changed to Allstate Assurance Company, which was redomiciled in the State of Illinois.

Pt Asuransi Jiwa Allstate, Indonesia

        On June 29, 2001, the Company disposed of its operations in Indonesia through a sale and purchase agreement with The Prudential Assurance Company Limited ("Prudential"), where Prudential acquired Allstate's holdings in Pt Asuransi Jiwa Allstate, Indonesia. The Company recognized a loss on the dispositions of $4 million ($3 million after-tax) and a $4 million tax benefit attributable to the inception-to-date losses of the subsidiaries, not previously recognized. The tax benefit was reported as a reduction to the Company's income tax expense on the consolidated statements of operations.

4.    Related Party Transactions

Business operations

        The Company utilizes services performed and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses AIC for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs allocated to the Company (see Note 14) were $208 million, $195 million, and $199 million in 2001, 2000 and 1999, respectively. A portion of these expenses relate to the acquisition of business, which is deferred and amortized into income.

Structured settlement annuities

        The Company issued $117 million, $96 million and $67 million of structured settlement annuities, a type of immediate annuity, in 2001, 2000 and 1999, respectively, at prices determined based upon interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC. Of these amounts, $38 million, $29 million and $19 million relate to structured settlement annuities with life contingencies and are included in premium income for 2001, 2000, and 1999, respectively. In most cases, these annuities were issued under a "qualified assignment," which means the Company assumed AIC's obligation to make the future payments.

        AIC has issued surety bonds, in return for premiums of $531 thousand, $817 thousand and $476 thousand in 2001, 2000 and 1999, respectively, to guarantee the payment of structured settlement benefits assumed and funded by certain annuity contracts issued by the Company (from both AIC and non-related parties). In previous periods, the Company had entered into a General Indemnity Agreement pursuant to which it has indemnified AIC for any liabilities associated with the surety bonds and gives AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to guarantee the payment of structured settlement benefits.

Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001.

        Reserves recorded by the Company for annuities related to the surety bonds were $5.23 billion and $4.88 billion at December 31, 2001 and 2000, respectively.

Broker/Dealer Agreement

        Beginning May 1, 2000, ALIC receives underwriting and distribution services from Allstate Distributors, LLC ("ADLLC"), a broker/dealer company owned equally by ALIC and Putnam Investments, LLC ("Putnam") for variable annuity contracts sold pursuant to a joint venture agreement between ALIC and Putnam. ALIC incurred $80 million and $100 million of commission expenses and other distribution expenses payable to ADLLC during 2001 and 2000. Other distribution expenses include administrative, legal, financial management and sales support which ALIC provides to ADLLC, for which ALIC earned administration fees of $1 million and $2 million for the years ended December 31, 2001 and 2000, respectively. Other distribution expenses also include marketing expenses for subsidized interest rates associated with ALIC's dollar cost averaging program, for which ADLLC reimbursed ALIC $7 million and $6 million for the years ended December 31, 2001 and 2000, respectively.

Reinsurance transactions

        The Company has a coinsurance contract with Columbia Universal Life Insurance Company ("Columbia"), an affiliate of the Company, to assume 100% of fixed annuity business in force as of June 30, 2000. In addition, the Company has a modified coinsurance contract with Columbia to assume 100% of traditional life and accident and health business in force on the effective date of July 1, 2000. Both agreements are continuous but may be terminated by either party with 30 days notice, material breach by either party, or by Columbia in the event of the Company's non-payment of reinsurance amounts due. As of May 31, 2001, Columbia ceased issuing new contracts. During 2001 and 2000, the Company assumed $21 million and $10 million, respectively, in premiums and contract charges from Columbia.

        The Company has a modified coinsurance contract with Allstate Reinsurance, Ltd. ("Allstate Re"), an affiliate of the Company, to cede 50% of certain fixed annuity business issued under a distribution agreement with PNC Bank NA. Under the terms of the contract, a trust has been established to provide protection to the Company for ceded liabilities. This agreement is continuous but may be terminated by either party with 60 days notice. During 2001 and 2000, the Company ceded $236 thousand and $228 thousand, respectively, in contract charges to Allstate Re.

        The Company has a contract to assume 100% of all credit insurance written by AIC. This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed $29 million in premiums from AIC during both 2001 and 2000, respectively.

        ALIC enters into certain intercompany reinsurance transactions with its wholly owned subsidiaries. ALIC enters into these transactions in order to maintain underwriting control and spread risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

        At December 31, 2001, $2.18 billion of ALIC's investments are held in a trust for the benefit of Northbrook Life Insurance Company ("NLIC"), a wholly owned subsidiary, to ensure payments are made to NLIC under its reinsurance agreement with ALIC so NLIC can meet policyholder obligations.

Preferred Stock

        Redeemable preferred stock—series A subscriptions receivable relate to the Company's issuance of redeemable preferred shares to The Northbrook Corporation, a wholly owned subsidiary of the Corporation, in return for $14 million cash, which was received on January 14, 2002.

        AIC guarantees the repayment of notes payable and the interest thereon issued to Morgan Stanley DW, Inc. under the terms of a distribution agreement with The Northbrook Corporation.

Income taxes

        The Company is a party to a federal income tax allocation agreement with the Corporation (Note 11).

Debt

        The Company had no outstanding debt at December 31, 2001, 2000 or 1999, respectively. The Company has entered into an inter-company loan agreement with the Corporation. The amount of inter-company loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. No amounts were outstanding for the inter-company loan agreement at December 31, 2001, 2000 or 1999. The Corporation uses commercial paper borrowings, bank lines of credit and repurchase agreements to fund inter-company borrowings.

5.    Investments

Fair values

        The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

		Gross unrealized
	Amortized cost			Fair value
		Gains	Losses
	(in millions)
At December 31, 2001
U.S. government and agencies	$2,538	$485	$(2)	$3,021
Municipal	1,162	40	—	1,202
Corporate	21,354	959	(239)	22,074
Foreign government	245	12	—	257
Mortgage-backed securities	7,927	259	(22)	8,164
Asset-backed securities	2,395	50	(35)	2,410
Redeemable preferred stock	97	2	(1)	98

Total fixed income securities	$35,718	$1,807	$(299)	$37,226

At December 31, 2000
U.S. government and agencies	$2,198	$574	$(1)	$2,771
Municipal	910	28	(6)	932
Corporate	18,356	751	(446)	18,661
Foreign government	256	87	—	343
Mortgage-backed securities	6,859	206	(8)	7,057
Asset-backed securities	2,422	62	(21)	2,463
Redeemable preferred stock	51	3	—	54

Total fixed income securities	$31,052	$1,711	$(482)	$32,281

Scheduled maturities

        The scheduled maturities for fixed income securities are as follows at December 31, 2001:

	Amortized cost	Fair value
	(in millions)
Due in one year or less	$887	$912
Due after one year through five years	8,012	8,263
Due after five years through ten years	8,780	9,008
Due after ten years	7,717	8,469

	25,396	26,652
Mortgage- and asset-backed securities	10,322	10,574

Total	$35,718	$37,226

        Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

Net investment income

	Year ended December 31,
	2001	2000	1999
	(in millions)
Fixed income securities	$2,536	$2,245	$1,924
Mortgage loans	366	317	277
Equity securities	23	19	16
Other	4	72	66

Investment income, before expense	2,929	2,653	2,283
Investment expense	90	64	44

Net investment income	$2,839	$2,589	$2,239

        Net investment income from equity securities includes income from partnership interests of $15 million, $13 million and $15 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Realized capital gains and losses, after tax

        Realized capital gains and losses by security type, for the year ended December 31, are as follows:

	2001	2000	1999
	(in millions)
Fixed income securities	$(134)	$(132)	$13
Equity securities	9	102	89
Other	(88)	4	90

Realized capital gains and losses	(213)	(26)	192
Income taxes	(75)	(9)	68

Realized capital gains and losses, after tax	$(138)	$(17)	$124

        Realized capital gains and losses by transaction type, for the year ended December 31, are as follows:

	2001	2000	1999
	(in millions)
Portfolio trading	$(4)	$30	$212
Write-downs in value	(150)	(56)	(20)
Derivative valuation adjustments	(59)	—	—

Realized capital gains and losses	(213)	(26)	192
Income taxes	(75)	(9)	68

Realized capital gains and losses, after tax	$(138)	$(17)	$124

        Excluding calls and prepayments, gross gains of $223 million, $151 million and $119 million and gross losses of $238 million, $228 million and $106 million were realized on sales of fixed income securities during 2001, 2000 and 1999, respectively.

Unrealized net capital gains and losses

        Unrealized net capital gains and losses on fixed income securities, equity securities and derivative instruments included in Accumulated other comprehensive income at December 31, 2001 are as follows:

			Gross unrealized
	Amortized cost				Unrealized net gains
		Fair value	Gains	Losses
	(in millions)
Fixed income securities	$35,718	$37,226	$1,807	$(299)	$1,508
Equity securities	196	201	10	(5)	5
Derivative instruments	—	8	8	—	8

Total	$35,914	$37,435	$1,825	$(304)	1,521

Deferred income taxes, deferred policy acquisition costs and other					(885)

Unrealized net capital gains and losses					$636

        At December 31, 2000, equity securities had gross unrealized gains of $84 million and gross unrealized losses of $36 million.

Change in unrealized net capital gains and losses

	Year ended December 31,
	2001	2000	1999
	(in millions)
Fixed income securities	$279	$1,051	$(2,045)
Equity securities	(43)	(161)	(82)
Derivative instruments	8	—	—

Total	244	890	(2,127)
Deferred income taxes, deferred policy acquisition costs and other	(168)	(539)	1,481

Increase (decrease) in unrealized net capital gains and losses	$76	$351	$(646)

Mortgage loan impairment

        A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

        The components of impaired loans at December 31 are as follows:

	2001	2000
	(in millions)
Impaired loans
With valuation allowances	$21	$16
Less: valuation allowances	(5)	(2)
Without valuation allowances	5	13

Net carrying value of impaired loans	$21	$27

        The net carrying value of impaired loans at December 31, 2001 and 2000 comprised foreclosed and delinquent loans of $12 million and $20 million, respectively, measured at the fair value of the collateral, and restructured loans of $9 million and $7 million, respectively, measured at the present value of the loan's expected future cash flows discounted at the loan's effective interest rate. Impaired loans without valuation allowances include collateral dependent loans where the fair value of the collateral is greater than the recorded investment in the loans.

        Interest income is recognized on a cash basis for impaired loans carried at the fair value of the collateral, beginning at the time of impairment. For other impaired loans, interest is accrued based on the net carrying value. The Company recognized interest income of $1 million, $1 million and $2 million on impaired loans during 2001, 2000 and 1999, respectively, of which $1 million, $1 million and $2 million was received in cash during 2001, 2000 and 1999, respectively. The average balance of impaired loans was $27 million, $33 million and $37 million during 2001, 2000 and 1999, respectively.

        Valuation allowances for mortgage loans at December 31, 2001, 2000 and 1999, were $5 million, $5 million and $8 million, respectively. There were no direct writedowns of mortgage loan gross carrying amounts for the years ended December 31, 2001, 2000 and 1999. For the years ended December 31, 2001, 2000 and 1999, net reductions to mortgage loan valuation allowances were $300 thousand, $3 million, $2 million, respectively.

Investment concentration for commercial mortgage portfolios and other investment information

        The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceeded 5% of the portfolio at December 31:

	2001	2000
	(% of commercial mortgage portfolio carrying value)
California	16.9%	20.2%
Illinois	7.6	7.9
Florida	7.0	7.5
Texas	7.0	5.3
New Jersey	6.4	5.0
New York	5.3	6.8
Pennsylvania	5.3	5.5

        The types of properties collateralizing the commercial mortgage loans at December 31, are as follows:

	2001	2000
	(% of commercial mortgage portfolio carrying value)
Office buildings	34.3%	36.1%
Warehouse	20.3	16.2
Retail	20.0	23.1
Apartment complex	18.4	17.5
Industrial	1.9	1.8
Other	5.1	5.3

	100.0%	100.0%

        The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2001, for loans that were not in foreclosure are as follows:

	Number of loans	Carrying value	Percent
	(in millions)
2002	65	$292	5.4%
2003	79	324	5.9
2004	55	321	5.9
2005	100	595	10.9
2006	128	736	13.5
Thereafter	621	3,182	58.4

Total	1,048	$5,450	100.0%

        In 2001, $169 million of commercial mortgage loans were contractually due. Of these, 63.5% were paid as due, 25.9% were refinanced at prevailing market terms, 5.5% were foreclosed or are in the process of foreclosure, and 5.1% were in the process of refinancing or restructuring discussions.

        Included in fixed income securities are below investment grade assets totaling $2.76 billion and $1.99 billion at December 31, 2001 and 2000, respectively. The Company defines its below investment grade assets as those securities rated "Ba" or lower by external rating agencies, having an NAIC rating between 3 and 6, or a comparable internal company rating.

        At December 31, 2001, the carrying value of investments, excluding equity securities, that were non-income producing during 2001 was $20 million.

        At December 31, 2001, fixed income securities with a carrying value of $68 million were on deposit with regulatory authorities as required by law.

Securities Lending

        The Company participates in securities lending programs, primarily as an investment yield enhancement, with third parties, which mostly include large brokerage firms. At December 31, 2001 and 2000, fixed income securities with a carrying value of $964 million and $821 million, respectively, have been loaned under these agreements. In return, the Company receives cash that is subsequently invested and included in Short-term investments with an offsetting liability recorded in Other Liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral was $6 million, $2 million and $1 million, as of December 31, 2001, 2000 and 1999, respectively.

6.    Financial Instruments

        In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including Deferred policy acquisition costs and Reinsurance recoverables) and liabilities (including traditional life and interest-sensitive life insurance reserves and Deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments such as Accrued investment income and Cash are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

Financial assets

        The carrying value and fair value of financial assets at December 31, are as follows:

	2001		2000
	Carrying Value	Fair value	Carrying value	Fair value
	(in millions)
Fixed income securities	$37,226	$37,226	$32,281	$32,281
Mortgage loans	5,450	5,588	4,351	4,447
Equity securities	201	201	473	473
Short-term investments	672	672	836	836
Policy loans	673	673	644	644
Separate Accounts	13,587	13,587	15,298	15,298

        Fair values for exchange traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-exchange traded fixed income securities is based on either independent third party pricing sources or widely accepted pricing valuation models which utilize internally developed ratings and independent third party data as inputs. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Equity securities are valued based principally on quoted market prices. Short-term investments are highly liquid investments with maturities of less than one year whose carrying values are deemed to approximate fair value. The carrying value of policy loans is deemed to approximate fair value. Separate Accounts assets are carried in the consolidated statements of financial position at fair value based on quoted market prices.

Financial liabilities

        The carrying value and fair value of financial liabilities at December 31, are as follows:

	2001		2000
	Carrying value	Fair value	Carrying value	Fair value
	(in millions)
Contractholder funds on investment contracts	$26,615	$26,572	$22,299	$21,236
Security repurchase agreements	1,472	1,472	978	978
Separate Accounts	13,587	13,587	15,298	15,298

        Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts and certain other contractholder liabilities are not considered to be financial instruments subject to fair value disclosure requirements. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities, immediate annuities without life contingencies, GICs and FAs are valued at the account balance less surrender charges. Market value adjusted deferred annuities' fair value is estimated to be the market adjusted surrender value. Equity-indexed deferred annuity contracts' fair value approximates carrying value since the embedded equity options are carried at market value in the consolidated financial statements.

        Security repurchase agreements are valued at carrying value due to their short-term nature. Separate Accounts liabilities are carried at the fair value of the underlying assets.

Derivative financial instruments

        The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate, equity price and foreign currency risk) and in conjunction with asset/liability management. The Company does not hold or issue these instruments for trading purposes.

        The following table summarizes the credit exposure, fair value and carrying value of the Company's derivative financial instruments subject to bifurcation at December 31, 2001 as follows:

	2001
	Credit Exposure(1)	Fair value	Carrying value assets	Carrying value (liabilities)
	(in millions)
Interest rate contracts
Interest rate swap agreements	$15	$(100)	$15	$(115)
Financial futures contracts	1	1	1	—
Interest rate cap and floor agreements	—	1	—	1

Total interest rate contracts	16	(98)	16	(114)
Equity and indexed contracts
Options, financial futures, and warrants	16	12	16	(4)
Foreign currency contracts
Foreign currency swap agreements	26	28	26	2
Embedded derivative financial instruments
Conversion options in fixed income securities	173	173	173	—
Equity-indexed options in life and annuity contracts	—	—	—	—
Forward starting options in annuity contracts	—	—	—	—
Put options in variable contracts	—	—	—	—

Total embedded derivative financial instruments	173	173	173	—
Other derivative financial instruments
Synthetic guaranteed investment contracts	—	—	—	—
Reinsurance of guaranteed minimum income annuitization options in variable contracts	—	12	12	—
Forward contracts for TBA mortgage securities	7	7	7	—
Credit default swaps	—	—	—	—

Total other derivative financial instruments	7	19	19	—
Total derivative financial instruments	$238	$134	$250	$(116)

(1)
Credit exposure and carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements which are reported in Accrued investment income.

        The following table summarizes the credit exposure, fair value and carrying value of the Company's derivative financial instruments subject to bifurcation at December 31, 2000 as follows:

	2000
	Credit Exposure(1)	Fair value	Carrying value assets	Carrying value (liabilities)
	(in millions)
Interest rate contracts
Interest rate swap agreements	$16	$(48)	$1	$(66)
Financial futures contracts	—	—	3	(1)
Interest rate cap and floor agreements	2	2	1	1

Total interest rate contracts	18	(46)	5	(66)
Equity and indexed contracts
Options, warrants, and financial futures	17	9	18	(9)
Foreign currency contracts
Foreign currency swap agreements	3	32	—	—
Embedded derivative financial instruments(2)
Conversion options in fixed income securities	N/A	N/A	N/A	N/A
Equity-indexed options in life and annuity Contracts	N/A	N/A	N/A	N/A
Forward starting options in annuity contracts	N/A	N/A	N/A	N/A
Put options in variable contracts	N/A	N/A	N/A	N/A

Total embedded derivative financial instruments	N/A	N/A	N/A	N/A
Other derivative financial instruments(2)
Synthetic guaranteed investment contracts	N/A	N/A	N/A	N/A
Reinsurance of guaranteed minimum income annuitization options in variable contracts	N/A	N/A	N/A	N/A
Forward contracts for TBA mortgage securities	N/A	N/A	N/A	N/A

Total other derivative financial instruments	N/A	N/A	N/A	N/A
Total derivative financial instruments	$38	$(5)	$23	$(75)

(1)
Credit exposure and carrying value includes the effects of legally enforceable master netting agreements. Fair value and carrying value of the assets and liabilities exclude accrued periodic settlements which are reported in Accrued investment income.

(2)
In 2000, in accordance with existing accounting policies, certain derivative financial instruments were not reflected within the consolidated financial statements or in the case of embedded derivative financial instruments, were reflected in the consolidated financial statements but were not separately identified and adjusted to fair value. Such instruments are denoted as being not applicable ("N/A").

        Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is measured by the fair value of contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.

        The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company utilizes master netting agreements for all over-the-counter derivative transactions. These agreements permit either party to net payments due for transactions covered by the agreements. Under the provisions of certain of these agreements, collateral is either pledged or obtained when certain predetermined exposure limits will be exceeded. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

        Fair value, which is equal to carrying value in 2001, is the estimated amount that the Company would receive (pay) to terminate or assign the derivative contracts at the reporting date. For exchange traded derivative contracts, the fair value is based on dealer and exchange quotes. The fair value of non-exchange traded derivative contracts, including embedded derivative financial instruments subject to bifurcation, is based on either independent third party pricing sources or widely accepted pricing and valuation models which utilize independent third party data as inputs.

        The contract or notional amount is specified in the contract and is utilized to calculate the exchange of contractual payments under the agreement.

        Interest rate swap agreements involve the exchange, at specified intervals, of contractual interest payments calculated based on a notional amount. The Company generally enters into swap agreements to change the interest rate characteristics of existing assets to more closely match the interest rate characteristics of the corresponding liabilities. Master netting agreements are used to minimize credit risk.

        Financial futures contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes these contracts to manage its market risk related to fixed income securities, certain annuity contracts and forecasted purchases and sales. These contracts are used to reduce interest rate risk related to forecasted transactions pertaining to identified transactions that are probable to occur and are generally completed within one year. Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins. The Company has pledged $20 million of securities on deposit as collateral at December 31, 2001.

        Interest rate cap and floor agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount. The Company purchases interest rate cap and floor agreements to reduce its exposure to rising or falling interest rates relative to certain existing assets and liabilities in conjunction with asset/liability management. Master netting agreements are utilized to minimize credit risk.

        Indexed option contracts and indexed financial futures provide returns based on a specified index applied to the instrument's notional amount. The Company utilizes these instruments to reduce the market risk associated with certain annuity contracts. Where required, counterparties post collateral to minimize credit risk.

        Warrants provide the right to purchase issues of debt or common stock at predetermined prices. Stock warrants are generally received in connection with the purchase of debt or preferred stock instruments or upon initiation of certain goods and services arrangements.

        Foreign currency swaps involve the future exchange or delivery of foreign currency on terms negotiated at the inception of the contract. The Company enters into these agreements primarily to manage the currency risk associated with investing in securities and issuing obligations that are denominated in foreign currencies. Where required, counterparties post collateral to minimize credit risk. Counterparties have pledged to the Company $14 million of securities on deposit as collateral at December 31, 2001.

        Embedded derivative financial instruments subject to bifurcation include conversion options in fixed income securities, equity-indexed options in life and annuity contracts, forward starting options in annuity contracts and put options in certain variable contracts.

        Other derivative financial instruments. The Company markets synthetic guaranteed investment contracts, which are considered derivative financial instruments. The Company has reinsurance agreements that transfer a portion of the investment risk of guaranteed minimum income annuitization options offered in certain variable contracts. The Company enters into forward contracts to purchase highly liquid TBA mortgage securities. Certain of these contracts are considered derivatives. Credit default swaps provide for the payment of fees as compensation for the agreement to exchange credit risk, depending on the nature or occurrence of credit events relating to the referenced entities. The Company may enter into credit default swaps to enhance yields while managing credit risk exposure.

        Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk control limits set by senior management. In addition, the change in the value of the Company's derivative financial instruments designated as hedges is generally offset by the change in the value of the related assets and liabilities.

        The Company reclassified pretax gains of $1 million from Accumulated other comprehensive income to Net investment income during 2001. This amount was included in the transition adjustment affecting Accumulated other comprehensive income during the initial application of the statements. Of the amounts recorded in Accumulated other comprehensive income at December 31, 2001, the Company expects to reclassify an estimated $312 thousand of pretax net losses to Net income (related to cash flow hedges) during the next year. Amounts released from Accumulated other comprehensive income are matched together in Net income with the results of the hedged risk. As of December 31, 2001, the Company did not terminate any hedge of a forecasted transaction because it was probable that the forecasted transaction would not occur. Therefore, no gains or losses were reclassified from Accumulated other comprehensive income to Realized capital gains and losses related thereto.

Off-balance-sheet financial instruments

        A summary of the contractual amounts and fair values of off-balance-sheet financial instruments at December 31, follows:

	2001		2000
	Contractual amount	Fair value	Contractual amount	Fair value
	(in millions)
Commitments to invest	$49	—	$34	—
Commitments to purchase private placement securities	119	—	104	—
Commitments to extend mortgage loans	32	—	191	2
Financial guarantees	—	—	3	1
Credit guarantees	49	(2)	49	(2)

        Except for credit guarantees, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

        Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practicable to estimate the fair value of these commitments.

        Commitments to purchase private placement securities represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company regularly enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made, as the terms and conditions of the underlying private placement securities are not yet final.

        Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters these agreements to commit to future loan fundings at predetermined interest rates. Commitments generally have fixed expiration dates or other termination clauses. The fair value of these commitments are estimated based upon discounted contractual cash flows, adjusted for changes in current rates at which loans would be made to borrowers with similar credit risk using similar properties as collateral.

        Financial guarantees represent conditional commitments to repurchase notes from a creditor upon default of a debtor. The Company enters into these agreements primarily to provide financial support for certain companies in which the Company is an equity investor. Financial guarantees are valued based on estimates of payments that may occur over the life of the guarantees.

        Credit guarantees represent conditional commitments included in certain fixed income securities owned by the Company. These commitments provide for obligations to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of credit events for the referenced entities. The Company enters into these transactions in order to achieve higher yields than direct investment in referenced entities. The fees for assuming the conditional commitments are reflected in the interest receipts reported in Net investment income over the lives of the contracts. The fair value of the credit guarantees are estimates of the conditional commitments only and are calculated using quoted market prices or valuation models, which incorporate external market data.

        In the event of bankruptcy or other default of the referenced entities, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, is the fair value of the subject fixed income securities, which totaled $47 million at December 31, 2001. The Company includes the impact of credit guarantees in its analysis of credit risk, and the referenced credits were current to their contractual terms at December 31, 2001.

7.    Deferred Policy Acquisition Costs

        Deferred policy acquisition costs for the years ended December 31, are as follows:

	2001	2000	1999
	(in millions)
Balance, beginning of year	$2,926	$2,675	$2,181
Acquisition costs deferred	637	797	630
Amortization charged to income	(365)	(418)	(367)
Effect of unrealized gains and losses	(201)	(128)	231

Balance, end of year	$2,997	$2,926	$2,675

8.    Reserve for Life-Contingent Contract Benefits and Contractholder Funds

        At December 31, the Reserve for life-contingent contract benefits consists of the following:

	2001	2000
	(in millions)
Immediate annuities:
Structured settlement annuities	$5,024	$4,811
Other immediate annuities	1,870	1,629
Traditional life	1,567	1,418
Other	171	142

Total Reserve for life-contingent contract benefits	$8,632	$8,000

        The assumptions for mortality generally utilized in calculating reserves include the U.S. population with projected calendar year improvements and age setbacks for impaired lives for structured settlement annuities; the 1983 group annuity mortality table for other immediate annuities; and actual Company experience plus loading for traditional life. Interest rate assumptions vary from 5.5% to 11.7% for structured settlement annuities; 2.0% to 11.5% for other immediate annuities; and 4.0% to 11.3% for traditional life. Other estimation methods include the present value of contractually fixed future benefits for structured settlement annuities, the present value of expected future benefits based on historical experience for other immediate annuities and the net level premium reserve method using the Company's withdrawal experience rates for traditional life.

        To the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve has been recorded for the structured settlement annuity business and for certain immediate annuities with life contingencies. A liability of $212 million and $290 million is included in the Reserve for life-contingent contract benefits with respect to this deficiency for the years ended December 31, 2001 and 2000, respectively.

        At December 31, Contractholder funds are as follows:

	2001	2000
	(in millions)
Interest-sensitive life	$5,734	$5,422
Fixed annuities:
Immediate annuities	2,293	1,954
Deferred annuities	16,596	14,537
Guaranteed investment contracts	2,279	2,588
Funding agreements (non-putable)	3,557	1,585
Funding agreements (putable/callable)	1,750	1,515
Other investment contracts	92	75

Total contractholder funds	$32,301	$27,676

        Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, death benefits, mortality charges, net Separate Accounts transfers and administrative expenses. Interest rates credited range from 3.4% to 8.0% for interest-sensitive life contracts; 3.2% to 10.0% for immediate annuities; 0.0% to 12.0% for deferred annuities (which include equity-indexed annuities that are hedged (see Note 2 and Note 6)); 4.9% to 8.5% for guaranteed investment contracts; 2.0% to 5.9% for funding agreements; and 2.0% to 5.7% for other investment contracts. Withdrawal and surrender charge protection includes: i) for interest-sensitive life, either a percentage of account balance or dollar amount grading off generally over 20 years; and ii) for deferred annuities not subject to a market value adjustment, either a declining or a level percentage charge generally over nine years or less. Approximately 25.9% of deferred annuities are subject to a market value adjustment.

        Contractholder funds include FAs sold to Special Purpose Entities ("SPEs") issuing medium-term notes. The SPEs, Allstate Life Funding, LLC and Allstate Financial Global Funding, LLC are used exclusively for the Company's FAs supporting medium-term note programs. The assets and liabilities of Allstate Life Funding, LLC are included on the Consolidated statements of financial position. The Company classifies the medium-term notes issued by Allstate Life Funding, LLC as Contractholder funds, using similar accounting treatment as its other investment contracts. The assets and liabilities of Allstate Financial Global Funding, LLC are not included on the Consolidated statements of financial position due to the existence of a sufficient equity ownership interest by unrelated third parties in this entity. The Company classifies the funding agreements issued to Allstate Financial Global Funding, LLC as Contractholder funds. The Corporation's management does not have an ownership interest in the SPEs.

        Contractholder funds activity for the year ended December 31, was as follows:

	2001	2000
	(in millions)
Balance, beginning of year	$27,676	$23,995
Deposits	7,860	7,875
Surrenders and withdrawals	(3,211)	(3,881)
Death benefits	(415)	(385)
Interest credited to contractholders' funds	1,670	1,519
Transfers (to)/from Separate Accounts	(1,014)	(1,356)
Other adjustments	(265)	(91)

Balance, end of year	$32,301	$27,676

9.    Reinsurance

        The Company purchases reinsurance to limit aggregate and single losses on large risks. The Company continues to have primary liability as a direct insurer for risks reinsured. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Failure of reinsurers to honor their obligations could result in losses to the Company.

        The Company reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements result in the passing of a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less commissions and is liable for a corresponding proportionate amount of all benefit payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company, and settlements are made on a net basis between the companies.

        The Company has a coinsurance contract with Columbia, an affiliate of the Company, to assume 100% of fixed annuity business in force as of June 30, 2000. In addition, the Company has a modified coinsurance contract with Columbia to assume 100% of traditional life and accident and health business in force on the effective date of July 1, 2000. Both agreements are continuous but may be terminated by either party with 30 days notice, material breach by either party, or by Columbia in the event of the Company's non-payment of reinsurance amounts due. As of May 31, 2001, Columbia ceased issuing new contracts. During 2001 and 2000, the Company assumed $21 million and $10 million, respectively, in premiums and contract charges from Columbia.

        The Company has a coinsurance contract to assume 100% of all credit insurance written by AIC. This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed $29 million, $29 million and $11 million in premiums from AIC for the years ended December 31, 2001, 2000 and 1999, respectively.

        The Company has a contract to assume 100% of all insurance written by Sears Life Insurance Company ("SLIC"). This agreement is continuous but may be terminated by either party with 60 days notice. The Company assumed $64 million, $38 million and $14 million in premiums from SLIC for the years ended December 31, 2001, 2000 and 1999, respectively.

        On January 2, 2001, the Company acquired blocks of business from American Maturity via coinsurance contracts. Pursuant to the terms of the coinsurance contracts, the Company assumed: variable annuities, market value adjusted annuities, equity-indexed annuities, fixed annuities, and immediate annuities. The Company received assets consisting primarily of cash, investments and accrued investment income with a fair value in an amount equal to the corresponding assumed reserves for life contingent contract benefits and contractholder funds resulting in no goodwill being recorded.

        The Company has an administrative services agreement with respect to a block of variable annuity contracts. Pursuant to the terms of the agreement, the Company provides insurance contract administration and financial services. As part of the agreement, the Company assumed via coinsurance 100% of the general account portion of these contracts (85% for business written in New York) with an aggregate account value of $32 million as of December 31, 2001. The Company paid $65 million, which was capitalized as present value of future profits and will be subsequently amortized into income over 20 years, for the right to receive future contract charges and fees on the block of variable annuity contracts, which has an aggregate account value of $795 million and $1.23 billion as of December 31, 2001 and 2000, respectively. During 2001, 2000 and 1999, the Company earned contract charges and fees assessed to contractholders' fund balances of $8 million, $17 million, and $15 million, respectively.

        The Company cedes 90%, 80% or 60% of the mortality risk on certain term life policies, depending upon the issue year and product, to a pool of eleven reinsurers that are not affiliated with the Company or the Corporation. Beginning in 1998, the Company cedes mortality risk on new business in excess of $2 million per life for individual coverage. For business sold prior to 1998, the Company ceded mortality risk in excess of $1 million per life for individual coverage. As of December 31, 2001, $138.92 billion of life insurance in force was ceded to other companies.

        The Company also has catastrophe reinsurance from three reinsurers not affiliated with the Company or the Corporation covering single events exceeding predetermined limits. The risk of reinsurance collectibility on the Company's recoverables is mitigated by an absence of high concentrations with individual reinsurers.

        The Company has a modified coinsurance contract with Alpine Indemnity Limited ("Alpine") to cede 50% of certain variable annuity business issued on or after May 1, 1999 under a distribution agreement with PNC Bank NA. The agreement is continuous but may be terminated by either party with 120 days notice.

        The Company has entered into reinsurance agreements in conjunction with the disposition of certain blocks of business.

        Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverables are appropriately established. No single reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contract.

        The effects of reinsurance on premiums and contract charges for the years ended December 31, are as follows:

	2001	2000	1999
	(in millions)
Premiums and contract charges
Direct	$2,085	$2,075	$1,748
Assumed
Affiliate	41	39	24
Non-affiliate	64	55	30
Ceded—non affiliate	(323)	(302)	(241)

Premiums and contract charges, net of reinsurance	$1,867	$1,867	$1,561

        The effects of reinsurance on contract benefits for the years ended December 31, are as follows:

	2001	2000	1999
	(in millions)
Contract Benefits
Direct	$1,693	$1,633	$1,382
Assumed
Affiliate	36	29	23
Non-affiliate	33	20	7
Ceded—non affiliate	(277)	(243)	(161)

Contract benefits, net of reinsurance	$1,485	$1,439	$1,251

        Reinsurance recoverables in the Company's consolidated statements of financial position were $950 million and $614 million, at December 31, 2001 and 2000, respectively. The reinsurance recoverable and reinsurance payable balances pertaining to related party reinsurance agreements were not material at December 31, 2001 and 2000, respectively.

10.  Commitments and Contingent Liabilities

        The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $3 million, $1 million and $11 million in 2001, 2000 and 1999, respectively.

        Minimum rental commitments under noncancelable operating leases with an initial or remaining term of more than one year as of December 31, 2001 are as follows:

(in millions)
2002	$1.5
2003	0.5
2004	—
2005	—
Thereafter	—

$2.0

Regulations and legal proceedings

        The Company's business is subject to the effects of a changing social, economic and regulatory environment. State and federal initiatives have varied and have included employee benefit regulations, removal of barriers preventing banks from engaging in the securities and insurance businesses, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and the overall expansion of regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

        The Company is defending various lawsuits involving sales practices such as breach of contract, licensing and other business conduct. One statewide class action alleges that the Company violated Florida insurance statutes in the sales of credit insurance. The judge has granted a partial summary judgment against the Company, however, damages have not yet been determined. The Company is vigorously defending these lawsuits. The outcome of these disputes is currently uncertain.

        Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of an increasing number of class action lawsuits and other types of litigation, some of which involve claims for substantial and/or indeterminate amounts (including punitive and treble damages) and the outcomes of which are unpredictable. This litigation is based on a variety of issues. However, at this time, based on their present status, it is the opinion of management that the ultimate liability, if any, in one or more of these other actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

Guaranty Funds

        Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state. The Company's expenses related to these funds have been immaterial.

11.  Income Taxes

        ALIC and its eligible domestic subsidiaries (the "Allstate Life Group") join with the Corporation (the "Allstate Group") in the filing of a consolidated federal income tax return and are party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Allstate Life Group pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Allstate Life Group in the consolidated federal income tax return. Effectively, this results in the Allstate Life Group's annual income tax provision being computed, with adjustments, as if the Allstate Life Group filed a separate return. Certain domestic subsidiaries are not eligible to join in the consolidated federal income tax return and file a separate tax return.

        Prior to June 30, 1995, the Corporation was a subsidiary of Sears Roebuck & Co. ("Sears") and, with its eligible domestic subsidiaries, was included in the Sears consolidated federal income tax return and federal income tax allocation agreement. Effective June 30, 1995, the Corporation and Sears entered into a new tax sharing agreement, which governs their respective rights and obligations with respect to federal income taxes for all periods during which the Corporation was a subsidiary of Sears, including the treatment of audits of tax returns for such periods.

        The Internal Revenue Service ("IRS") has completed its review of the Corporation's federal income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or results of operations of the Company.

        The components of the deferred income tax assets and liabilities at December 31, are as follows:

	2001	2000
	(in millions)
Deferred assets
Life and annuity reserves	$533	$603
Other assets	116	66

Total deferred assets	649	669
Deferred liabilities
Deferred policy acquisition costs	(846)	(819)
Unrealized net capital gains	(343)	(301)
Other liabilities	(29)	(54)

Total deferred liabilities	(1,218)	(1,174)

Net deferred liability	$(569)	$(505)

        Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved. The Company had established valuation allowances for deferred tax assets of an international operation, due to a lack of evidence that such assets would be realized. The valuation allowance reducing deferred tax assets was $2 million at December 31, 2000. During 2001, the $2 million valuation allowance was released as the entire amount held related to the Company's holdings in its subsidiary, Pt Asuransi Jiwa Allstate, Indonesia, which was sold on June 29, 2001.

        The components of income tax expense for the year ended December 31, are as follows:

	2001	2000	1999
	(in millions)
Current	$156	$116	$195
Deferred	23	125	71

Total income tax expense	$179	$241	$266

        The Company paid income taxes of $116 million, $168 million and $197 million in 2001, 2000 and 1999, respectively. The Company had a current income tax liability of $21 million at December 31, 2001 and a current income tax asset of $16 million at December 31, 2000.

        A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

	2001	2000	1999
	(in millions)
Statutory federal income tax rate	35.0%	35.0%	35.0%
Dividends received deduction	(2.4)	(1.9)	(1.3)
Other	(0.2)	0.8	0.8

Effective income tax rate	32.4%	33.9%	34.5%

        Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 2001, approximately $94 million, will result in federal income taxes payable of $33 million if distributed by the Company. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since 1983.

12.  Preferred stock

        The Company has issued two series of non-voting, redeemable preferred stock. Redeemable preferred stock—Series A was issued to Northbrook Corporation, a subsidiary of AIC, while Redeemable preferred stock—Series B was issued directly to AIC. Both series of preferred stock are redeemable at the option of the Company at any time five years after the issuance date at a price of $100 per share plus cumulative accrued and unpaid dividends. If the Company is liquidated or dissolved, holders of the preferred stock will be entitled to payments of $100 per share plus cumulative accrued and unpaid dividends.

        For Redeemable preferred stock—Series A, the Company's Board of Directors declares and pays a cash dividend from time to time, but not more frequently than quarterly. The dividend is based on the three month LIBOR rate. Dividends of $5 million, $5 million and $4 million were paid during 2001, 2000, and 1999, respectively. There were no accrued and unpaid dividends for Series A preferred stock at December 31, 2001.

        Redeemable preferred stock—Series A subscriptions receivable resulted from the Company's issuance of additional shares to Northbrook Corporation in return for $14 million in cash, which was received on January 14, 2002.

        For Redeemable preferred stock—Series B, cash dividends of 6.9% per annum were payable annually in arrears on the last business day of each year to the shareholder of record on the immediately preceding business day. Dividends of $8 million were paid annually in 2001, 2000 and 1999, respectively.

        On December 28, 2001 AIC made a capital contribution to ALIC of all of the issued and outstanding ALIC Redeemable preferred stock—Series B, resulting in an increase in Additional capital paid-in of $117 million.

13.  Statutory Financial Information

        The following table reconciles consolidated Net income for the year ended December 31, and consolidated Shareholder's equity at December 31, as reported herein in conformity with GAAP with total statutory net income and capital and surplus of ALIC and its subsidiaries, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

	Net income			Shareholder's equity
	2001	2000	1999	2001	2000
	(in millions)
Balance per GAAP	$368	$470	$504	$5,397	$5,125
Undistributed net income of certain subsidiaries	7	2	2	—	—
Unrealized gain/loss on fixed income securities	—	—	—	(1,508)	(1,280)
Deferred policy acquisition costs	(291)	(368)	(262)	(2,997)	(2,926)
Deferred income taxes	18	30	104	1,055	505
Employee benefits	8	(1)	1	(17)	(34)
Reserves and non-admitted assets	112	205	(72)	743	3,658
Separate Accounts	—	—	—	141	(2,513)
Other	5	13	27	(79)	46

Balance per statutory accounting practices	$227	$351	$304	$2,735	$2,581

        ALIC and each of its subsidiaries prepares their statutory financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

        Beginning in 2001, all states required domiciled insurance companies to prepare statutory-basis financial statements in accordance with NAIC Accounting Practices and Procedures Manual—Version effective January 1, 2001 ("Codification") subject to any deviations prescribed or permitted by the applicable state of domicile's insurance commissioner.

        Accounting changes adopted to conform to the provisions of Codification are reported as changes in accounting principles in the statutory-basis financial statements for 2001. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. The adoption of Codification increased the surplus of ALIC by $81 million effective January 1, 2001. The increase is primarily a result of the requirement to recognize net statutory deferred tax assets for temporary differences reversing within the succeeding twelve-month period. Two of the Company's subsidiaries are domiciled in the State of New York, which chose not to adopt Statement of Statutory Accounting Principle No. 10, Income Taxes. As a result, the Company's total surplus does not reflect deferred taxes of the New York domiciled subsidiaries. Statutory surplus on the basis of Codification would have increased $3 million had the Company recorded deferred tax assets for the New York domiciled subsidiaries.

Dividends

        The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements of ALIC, receipt of dividends from its subsidiaries and other relevant factors. The payment of shareholder dividends by ALIC to AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months.

        In the twelve month period beginning January 1, 2001, ALIC paid dividends of $172 million. This was less than the maximum amount allowed under Illinois insurance law without the approval of the Illinois Department of Insurance ("IL Department") based on 2000 formula amounts. Based on 2001 ALIC statutory net income, the maximum amount of dividends ALIC will be able to pay without prior IL Department approval at a given point in time during 2002 is $273 million, less dividends paid during the preceding twelve months measured at that point in time.

Risk-based capital

        The NAIC has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC"). The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks. At December, 31 2001, RBC for each of the Company's domestic insurance subsidiaries was significantly above levels that would require regulatory action.

14.  Benefit Plans

Pension and other postretirement plans

        Defined benefit pension plans, sponsored by AIC, cover most domestic full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. AIC's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods. The allocated benefit to the Company included in net income was $1 million for the pension plans in 2001, 2000 and 1999.

        AIC also provides certain health care and life insurance benefits for employees when they retire. Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans for ten or more years prior to retirement. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC's postretirement benefit plans currently are not funded. AIC has the right to modify or terminate these plans. The allocated cost to the Company included in net income was $5 million, $3 million and $1 million for postretirement benefits other than pension plans in 2001, 2000 and 1999, respectively.

Profit sharing plans

        Employees of AIC are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance.

        The Company's allocation of profit sharing expense from the Corporation was $5 million, $4 million, and $4 million in 2001, 2000 and 1999, respectively.

15.  Business Segments

        ALIC's management is organized around products and services, and this structure is considered in the identification of its two reportable segments. These segments and their respective operations are as follows:

Retail

        The Retail segment offers a diversified group of products to meet consumers' lifetime needs in the areas of protection and retirement solutions through a variety of distribution channels. See Note 1 for discussion of the Retail segment's products and distribution channels. The Company evaluates the results of this segment based upon invested asset growth, face amounts of policies inforce and Net Income.

Structured Financial Products

        The Structured Financial Products segment offers a variety of spread-based and fee-based products to qualified investment buyers. See Note 1 for discussion of the Structured Financial Products segment's products and distribution channels. The Company evaluates the results of this segment based upon statutory premiums and deposits and Net Income.

        Summarized revenue data for each of the Company's business segments for the years ended December 31, are as follows:

	2001	2000	1999
	(in millions)
Revenues
Retail
Premiums and contract charges	$1,510	$1,449	$1,306
Net investment income	1,705	1,556	1,342
Realized capital gains and losses	(140)	(20)	162

Total Retail	3,075	2,985	2,810

Structured Financial Products
Premiums and contract charges	357	418	255
Net investment income	1,134	1,033	897
Realized capital gains and losses	(73)	(6)	30

Total Structured Financial Products	1,418	1,445	1,182

Consolidated Revenues	$4,493	$4,430	$3,992

        Summarized financial performance data for each of the Company's business segments for the years ended December 31, are as follows:

	2001	2000	1999
	(in millions)
Income from operations before income taxes and other items
Retail
Premiums and contract charges	$1,510	$1,449	$1,306
Net investment income	1,705	1,556	1,342
Realized capital gains and losses	(140)	(20)	162
Contract benefits	706	606	598
Interest credited to contractholders' funds	1,165	1,075	869
Amortization of deferred policy acquisition costs	360	414	365
Operating costs and expenses	371	299	313
Loss on disposition of operations	(4)	—	—

Retail income from operations before income taxes and other items	469	591	665

Structured Financial Products
Premiums and contract charges	357	418	255
Net investment income	1,134	1,033	897
Realized capital gains and losses	(73)	(6)	30
Contract benefits	779	833	653
Interest credited to contractholders' funds	505	444	391
Amortization of deferred policy acquisition costs	5	4	2
Operating costs and expenses	45	44	31

Structured Financial Products income from operations before income taxes and other items	84	120	105

Consolidated income from operations before income taxes and other items	$553	$711	$770

        Additional significant financial performance data for each of the Company's reportable segments for the years ended December 31, are as follows:

	2001	2000	1999
	(in millions)
Amortization of deferred policy acquisition costs
Retail	$360	$414	$365
Structured Financial Products	5	4	2

Consolidated	$365	$418	$367

Income tax expense
Retail	$151	$200	$231
Structured Financial Products	28	41	35

Consolidated	$179	$241	$266

        Summarized data for total assets and investments for each of the Company's reportable segments as of December 31, are as follows:

	2001	2000	1999
	(in millions)
Assets
Retail	$44,041	$41,729	$37,067
Structured Financial Products	18,581	16,462	13,380

Consolidated	$62,622	$58,191	$50,447

Investments
Retail	$26,398	$23,331	$20,640
Structured Financial Products	17,899	15,289	12,239

Consolidated	$44,297	$38,620	$32,879

16.  Other Comprehensive Income

        The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:

	2001			2000			1999
	Pretax	Tax	After-tax	Pretax	Tax	After-tax	Pretax	Tax	After-tax
	(in millions)
Unrealized net capital gains and losses and net losses on derivative financial instruments:
Unrealized holding gains (losses) arising during the period	$(115)	$40	$(75)	$550	$(192)	$358	$(814)	$285	$(529)
Less: reclassification adjustments	(238)	83	(155)	10	(3)	7	180	(63)	117

Unrealized net capital gains and losses	123	(43)	80	540	(189)	351	(994)	348	(646)
Cumulative effect of change in accounting for derivative financial instruments	(1)	—	(1)	—	—	—	—	—	—
Net losses on derivative financial instruments arising during the period	(1)	—	(1)	—	—	—	—	—	—
Less: reclassification adjustments for derivative financial instruments	4	(2)	2	—	—	—	—	—	—

Net losses on derivative financial instruments	(6)	2	(4)	—	—	—	—	—	—

Unrealized net capital gains and losses and net losses on derivative financial instruments:	117	(41)	76	540	(189)	351	(994)	348	(646)
Unrealized foreign currency translation adjustments	3	(1)	2	(3)	1	(2)	2	(1)	1

Other comprehensive income	$120	$(42)	$78	$537	$(188)	$349	$(992)	$347	$(645)

17.  Quarterly Results (unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2001	2000	2001	2000	2001	2000	2001	2000
	(in millions)
Revenues	$1,048	$1,086	$1,154	$998	$1,130	$1,189	$1,161	$1,157
Net Income	67	127	89	104	90	147	122	92

18.  Subsequent event

        On March 28, 2002, Allstate Life paid a dividend of $44 million to AIC.

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES

SCHEDULE I—SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES

DECEMBER 31, 2001

	Cost	Fair Value	Carrying Value
	(in millions)
Type of Investment
Fixed Income Securities, Available for Sale:
Bonds:
United States government, government agencies and authorities	$2,538	$3,021	$3,021
States, municipalities and political subdivisions	1,162	1,202	1,202
Foreign governments	245	257	257
Public utilities	2,712	2,793	2,793
Convertibles and bonds with warrants attached	435	448	448
All other corporate bonds	18,207	18,833	18,833
Mortgage-backed securities	7,927	8,164	8,164
Asset-backed securities	2,395	2,410	2,410
Redeemable preferred stocks	97	98	98

Total fixed income securities	$35,718	$37,226	$37,226

Equity Securities:
Common Stocks:
Public utilities	$—	$—	$—
Banks, trusts and insurance companies	—	—	—
Industrial, miscellaneous and all other	184	188	188
Nonredeemable preferred stocks	12	13	13

Total equity securities	$196	$201	$201

Mortgage loans on real estate	$5,450		$5,450
Real estate	32		32
Policy loans	673		673
Other long-term investments	(34)		43
Short-term investments	672		672

Total investments	$42,707		$44,297

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION

DECEMBER 31, 2001

	At December 31			For the Year Ended December 31
Segment	Deferred Policy Acquisition Costs	Future Policy Benefits, Losses, Claims, Expenses	Unearned Premiums	Premiums and Contract Charges	Net Investment Income	Contract Benefits and Credited Interest	Amortization of Deferred Policy Acquisition Costs	Operating Costs and Expenses
	(in millions)
2001
Retail	$2,976	$24,532	$9	$1,510	$1,705	$1,871	$360	$371
Structured Financial Products	21	16,401	—	357	1,134	1,284	5	45

Total	$2,997	$40,933	$9	$1,867	$2,839	$3,155	$365	$416
2000
Retail	$2,902	$21,699	$48	$1,449	$1,556	$1,681	$414	$299
Structured Financial Products	24	13,977	—	418	1,033	1,277	4	44

Total	$2,926	$35,676	$48	$1,867	$2,589	$2,958	$418	$343
1999
Retail	$2,656	$19,271	$18	$1,306	$1,342	$1,467	$364	$313
Structured Financial Products	19	11,872	—	255	897	1,044	3	31

Total	$2,675	$31,143	$18	$1,561	$2,239	$2,511	$367	$344

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
SCHEDULE IV—REINSURANCE
DECEMBER 31, 2001

	Gross amount	Ceded to other Companies	Assumed from other Companies	Net amount	Percent of amount assumed to net
	(in millions)
Year Ended December 31, 2001
Life insurance in force	$356,547	$139,044	$3,691	$221,194	1.7%

Premiums and contract charges:
Life and annuities	$1,929	$282	$57	$1,704	3.3%
Accident and health	156	41	48	163	29.4%

Total premiums and contract charges	$2,085	$323	$105	$1,867	5.6%

Year Ended December 31, 2000
Life insurance in force	$338,648	$120,827	$—	$217,821	0.0%

Premiums and contract charges:
Life and annuities	$1,933	$278	$64	$1,719	3.7%
Accident and health	142	24	30	148	20.3%

Total premiums and contract charges	$2,075	$302	$94	$1,867	5.0%

Year Ended December 31, 1999
Life insurance in force	$307,225	$102,153	$1	$205,073	0.0%

Premiums and contract charges:
Life and annuities	$1,511	$221	$18	$1,308	1.4%
Accident and health	237	20	36	253	14.2%

Total premiums and contract charges	$1,748	$241	$54	$1,561	3.5%

ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS
DECEMBER 31, 2001

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(in millions)
Year Ended December 31, 2001
Allowance for estimated losses on mortgage loans and real estate	$5	$—	$—	$5

Allowance for deferred tax assets	$2	$—	$2	$—

Year Ended December 31, 2000
Allowance for estimated losses on mortgage loans and real estate	$7	$(2)	$—	$5

Allowance for deferred tax assets	$1	$1	$—	$2

Year Ended December 31, 1999
Allowance for estimated losses on mortgage loans and real estate	$9	$(2)	$—	$7

Allowance for deferred tax assets	$—	$1	$—	$1

Independent Auditors' Report

To the Board of Directors and Shareholder
of Allstate Life Insurance Company:

We have audited the accompanying Consolidated Statements of Financial Position of Allstate Life Insurance Company and subsidiaries (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2001 and 2000, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2001. Our audits also included Schedule I—Summary of Investments other than Investments in Related Parties, Schedule III—Supplementary Insurance Information, Schedule IV—Reinsurance, and Schedule V—Valuation and Qualifying Accounts. These financial statements and financial schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule I—Summary of Investments other than Investments in Related Parties, Schedule III—Supplementary Insurance Information, Schedule IV—Reinsurance, and Schedule V—Valuation and Qualifying Accounts, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 20, 2002
(March 28, 2002 as to Note 18)

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

        None.

Item 15. Financial Statements and Exhibits.

        The following financial statements of Allstate Life Insurance Company are included as part of this registration statement:

    Consolidated Statements of Operations and Comprehensive Income
    Consolidated Statements of Financial Position
    Consolidated Statements of Shareholder's Equity
    Consolidated Statements of Cash Flows
    Notes to Consolidated Financial Statements

    Schedule I—Summary of Investments Other than Investments in Related Parties
    Schedule III—Supplementary Insurance Information
    Schedule IV—Reinsurance
    Schedule V—Valuation and Qualifying Accounts
    Independent Auditors' Report

        An "Exhibit Index" is included on pages E-1 through E-5 and it is incorporated in this Item 15 by reference.

SIGNATURES

        Pursuant to the Requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTATE LIFE INSURANCE COMPANY
	By:	/s/ THOMAS J. WILSON, II Thomas J. Wilson, II Chairman and President
April 24, 2002

EXHIBIT INDEX

Exhibit No.	Document Description
3.1	Articles of Amendment to the Articles of Incorporation of Allstate Life Insurance Company dated December 29, 1999
3.2	By-Laws of Allstate Life Insurance Company, Amended and Restated June 28, 2000
4	See Exhibits 3.1 and 3.2.
10.1*
Allstate Insurance Company Supplemental Retirement Income Plan, as amended and restated effective January 1, 1996. Incorporated herein by reference to Exhibit 10.11 to The Allstate Corporation's Annual Report on Form 10-K for 1995.**
10.2*
The Allstate Corporation Deferred Compensation Plan, as amended and restated as of November 1, 2001. Incorporated herein by reference to Exhibit 10.4 to The Allstate Corporation's Annual Report on Form 10-K for 2001.**
10.3*
The Allstate Corporation Amended and Restated Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of February 5, 1997. Incorporated herein by reference to Exhibit 4 to Registration Statement No. 333-16129.**
10.4*
The Allstate Corporation Annual Executive Incentive Compensation Plan, as amended and restated as of March 9, 1999. Incorporated herein by reference to Exhibit 10.14 to The Allstate Corporation's Annual Report on Form 10-K for 1998.**
10.5*
The Allstate Corporation Long-Term Executive Incentive Compensation Plan, as amended and restated as of March 9, 1999. Incorporated herein by reference to Exhibit 10.15 to The Allstate Corporation's Annual Report on Form 10-K for 1998.**
10.6*
The Allstate Corporation Equity Incentive Plan, as amended and restated as of November 10, 1998. Incorporated herein by reference to Exhibit 10.16 to The Allstate Corporation's Annual Report on Form 10-K for 1998.**

10.7*
Amendments approved by the Board of Directors on March 3, 1999 and March 13, 2001 to The Allstate Corporation Equity Incentive Plan, as amended and restated as of November 10, 1998. Incorporated herein by reference to Exhibit 10.1 to The Allstate Corporation's Quarterly Report on Form 10-Q for quarter ended June 30, 2001.**
10.8*	Form of stock option under the Equity Incentive Plan. Incorporated by reference to Exhibit 10.15 to The Allstate Corporation Annual Report on Form 10-K for 1999.**
10.9*	Form of stock option with reload under the Equity Incentive Plan. Incorporated by reference to Exhibit 10.16 to The Allstate Corporation Annual Report on Form 10-K for 1999.**
10.10*	Form of restricted stock grant under the Equity Incentive Plan. Incorporated by reference to Exhibit 10.17 to The Allstate Corporation's Annual Report on Form 10-K for 1999.**
10.11*
The Allstate Corporation Equity Incentive Plan for Non-Employee Directors as amended and restated on September 18, 2000 effective June 1, 2001. Incorporated herein by reference to Exhibit 10.12 to The Allstate Corporation's Annual Report on Form 10-K for 2000.**
10.12*
The Allstate Corporation Employees Replacement Stock Plan, as amended and restated on November 10, 1998. Incorporated herein by reference to Exhibit 10.20 to The Allstate Corporation's Annual Report on Form 10-K for 1998.**
10.13*
Amendments approved by the Board of Directors on March 3, 1999 and March 13, 2001 to The Allstate Corporation Employees Replacement Stock Plan, as amended and restated on November 10, 1998. Incorporated by reference to Exhibit 10.2 to The Allstate Corporation's Quarterly Report on Form 10-Q for quarter ended June 30, 2001.**
10.14*	Form of stock option under the Employees Replacement Stock Plan. Incorporated herein by reference to Exhibit 10.21 to The Allstate Corporation's Annual Report on Form 10-K for 1995.**
10.15*	Form of restricted stock grant under the Employees Replacement Stock Plan. Incorporated herein by reference to Exhibit 10.22 to The Allstate Corporation's Annual Report on Form 10-K for 1995.**

10.16*
The Allstate Corporation Annual Covered Employee Incentive Compensation Plan adopted and made effective on March 9, 1999. Incorporated herein by reference to Exhibit 10.23 to The Allstate Corporation's Annual Report on Form 10-K for 1998.**
10.17*
The Allstate Corporation 2001 Equity Incentive Plan effective May 15, 2001. Incorporated by reference to Exhibit 10.3 to The Allstate Corporation's Quarterly Report on Form 10-Q for quarter ended June 30, 2001.**
10.18*
Form of Option Award Agreement under The Allstate Corporation 2001 Equity Incentive Plan. Incorporated by reference to Exhibit 10.4 to The Allstate Corporation's Quarterly Report on Form 10-Q for quarter ended June 30, 2001.**
10.19*	Retirement Benefits of Edward M. Liddy, John L. Carl and Casey J. Sylla. Incorporated herein by reference to Exhibit 10.21 to The Allstate Corporation's Annual Report on Form 10-K for 2001.**
10.20*	CEO Change of Control Employment Agreement. Incorporated herein by reference to Exhibit 10.3 to The Allstate Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.**
10.21*
Other Named Executive Officer Change of Control Employment Agreement. Incorporated herein by reference to Exhibit 10.4 to The Allstate Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.**
10.22	Service and Expense Agreement among Allstate Insurance Company, The Allstate Corporation and Certain Insurance Subsidiaries dated January 1, 1999
10.23	Addendum to Service and Expense Agreement between Allstate Insurance Company and Allstate Assurance Company (fka Provident National Assurance Company) effective February 1, 2001
10.24	Service Agreement effective as of July 1, 1989 between Allstate Insurance Company and Allstate Life Insurance Company of New York
10.25	Administrative Services Agreement between Allstate Insurance Company and Intramerica Life Insurance Company effective July 1, 1999

10.26	Service Agreement between Allstate Insurance Company and Allstate Financial Services, LLC effective August 1, 1999
10.27	Cost Sharing Agreement between Allstate Life Insurance Company and Allstate Reinsurance Ltd. effective October 12, 2000
10.28
Investment Management Agreement and Amendment to Certain Service and Expense Agreements Among Allstate Investments, LLC and Allstate Insurance Company and The Allstate Corporation and Certain Affiliates effective as of January 1, 2002
10.29	Investment Advisory Agreement by and between Allstate Insurance Company and Intramerica Life Insurance Company effective July 1, 1999
10.30	Assignment and Assumption Agreement dated as of January 1, 2002 among Allstate Insurance Company, Allstate Investments, LLC and Intramerica Life Insurance Company
10.31	Investment Advisory Agreement and Amendment to Service Agreement as of January 1, 2002 between Allstate Insurance Company, Allstate Investments, LLC and Allstate Life Insurance Company of New York
10.32	Cash Management Services Master Agreement between Allstate Insurance Company and Allstate Bank (fka Allstate Federal Savings Bank) dated March 16, 1999
10.33	Amendment No. 1 to Cash Management Services Master Agreement effective January 5, 2001
10.34
Form of Allstate Insurance Company Agreement of General Indemnity executed by Allstate Life Insurance Company and Northbrook Life Insurance Company dated November 27, 1987 and executed by Allstate Settlement Corporation dated May 14, 1991
10.35	Stipulation to Allstate Insurance Company Agreement of General Indemnity executed by Allstate Settlement Corporation
10.36	Tax Sharing Agreement dated as of November 12, 1996 among The Allstate Corporation and certain affiliates
10.37	Reinsurance Agreement between Allstate Insurance Company and Allstate Life Insurance Company effective as of June 1, 1992

10.38	Amendment to Reinsurance Agreement between Allstate Insurance Company and Allstate Life Insurance Company, effective January 1, 1993
10.39	Reinsurance Agreement between Columbia Universal Life Insurance Company and Allstate Life Insurance Company, approved August 2000
10.40	Reinsurance Agreement between Columbia Universal Life Insurance Company and Allstate Life Insurance Company, approved July 2000
10.41	Retrocession Agreement between Allstate Life Insurance Company and Allstate Reinsurance, Ltd.
10.42	Amendment No. 1 to Retrocession Agreement between Allstate Life Insurance Company and Allstate Reinsurance, Ltd. effective January 1, 1998
10.43	Amendment No. 2 to Retrocession Agreement between Allstate Life Insurance Company and Allstate Reinsurance, Ltd.
10.44	Amendment No. 3 to Retrocession Agreement between Allstate Life Insurance Company and Allstate Reinsurance, Ltd.
21	Subsidiaries of Allstate Life Insurance Company

*
A management contract or compensatory plan or arrangement
**
SEC File Number 1-11840

QuickLinks

TABLE OF CONTENTS
  Item 1. Business.
COMPANY STRATEGY
RETAIL SEGMENT
STRUCTURED FINANCIAL PRODUCTS SEGMENT
OTHER INFORMATION ABOUT THE COMPANY
  Item 2. Financial Information.
ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES 5-YEAR SUMMARY OF SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
  Item 3. Properties.
  Item 4. Security Ownership of Certain Beneficial Owners and Management.
  Item 5. Directors and Executive Officers of the Registrant.
  Item 6. Executive Compensation.
  Item 7. Certain Relationships and Related Transactions.
  Item 8. Legal Proceedings.
  Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
  Item 10. Recent Sales of Unregistered Securities.
  Item 11. Description of Securities to be Registered.
  Item 12. Indemnification of Directors and Officers.
ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES SCHEDULE I—SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES DECEMBER 31, 2001
ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION DECEMBER 31, 2001
ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES SCHEDULE IV—REINSURANCE DECEMBER 31, 2001
ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS DECEMBER 31, 2001
  Independent Auditors' Report
  Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
  Item 15. Financial Statements and Exhibits.
SIGNATURES
EXHIBIT INDEX